FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 333-13586

For the Month of June, 2003

Mitsui Sumitomo Insurance Company, Limited

(Translation of registrant’s name into English)

27-2, Shinkawa 2-chome,
Chuo-ku, Tokyo 104-8252, Japan

(Address of principal executive offices)

[ Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F [X] Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

[ Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes [   ] No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES
Amendments to Summary of Semiannual Consolidated Financial Statements for the Year Ending March 31, 2003
AMENDMENTS TO SEMIANNUAL REPORT (HANKI-HOUKOKUSHO)
Summary of Non-Consolidated Financial Statements for the Year Ended March 31, 2003
Reference Materials for the Year ended March 31, 2003
Summary of Consolidated Financial Statements for the Year Ended March 31, 2003
Securities
Money Trusts
Derivative Transactions
Retirement Benefit
Information of Loans Receivable under Risk Control
Notice of Resolutions of the 86th Ordinary General Meeting of Shareholders

Information furnished on this form:

1.	[Translation in English]

“Amendments to Summary of Semiannual Consolidated Financial Statements for the Year Ending March 31, 2003”

2.	[Translation in English]

“Amendments to Semi-Annual Report (HANKI-HOUKOKUSHO)”

3.	[Translation in English]

“Summary of Non-Consolidated Financial Statements for the Year Ended March 31, 2003”

4.	[Translation in English]

“Reference Materials for the Year ended March 31, 2003”

5.	[Translation in English]

“Summary of Consolidated Financial Statements for the Year Ended March 31, 2003”

6.	[Translation in English]

“Notice of Resolutions of the 86th Ordinary General Meeting of Shareholders”

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mitsui Sumitomo Insurance Company, Limited

Date: July 11, 2003	By:	/s/ Nobutaka Hayasaki

Nobutaka Hayasaki General Manager, Shareholder Relations & Legal Dept.

Special Note Regarding Forward-looking statements

     This document contains forward-looking statements that are based on the Company’s expectations, assumptions, estimates and projections about its business, its industry and capital markets around the world. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “plan” or similar words. These statements discuss future expectations, identify strategies, contain projections of results of operations or of our financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. The Company cannot promise that its expectations expressed in these forward-looking statements will turn out to be correct. Its actual results could be materially different from and worse than its expectations. Important risks and factors that could cause its actual results to be materially different from its expectations include, but are not limited to: (1) continuation or intensification of the economic downturn in Japan; (2) the extent of competition that the Company faces from Japan’s other major non-life insurance companies and new entrants in the Japanese non-life insurance market; (3) the extent of further deregulation of the Japanese insurance industry; (4) occurrence of natural disasters in Japan; (5) occurrence of losses the type or magnitude of which could not be foreseen by the Company at the time of writing the insurance policies covering such losses; (6) the price and availability of reinsurance; (7) the performance of the Company’s investments; and (8) the Company’s relationship with the other “Mitsui” and “Sumitomo” companies.

1. [Translation in English]

May 1, 2003

This document is an amended version of the Summary of Semiannual Consolidated Financial Statements for the Year Ending March 31, 2003 made public on December 3, 2002. The portions underlined indicate amended parts.

Amendments to Summary of Semiannual Consolidated Financial Statements
for the Year Ending March 31, 2003

Name of Listed Company:	Mitsui Sumitomo Insurance Company, Limited
Code Number:	8752
Stock Exchanges:	Tokyo Stock Exchange, Osaka Securities Exchange and Nagoya Securities Exchange
Headquarters:	Tokyo
(URL http://www.ms-ins.com)
Representative:	Hiroyuki Uemura, President & Director
Contact:	Hiroyuki Takahashi
Manager of Financial Accounting Section, Accounting Dept.
Phone number:	03-3297-6648

The Board of Directors approved the consolidated financial statements of Mitsui Sumitomo Insurance Company, Limited (the “Company”) on the following date:
December 3, 2002

Whether or not the U.S. generally accepted accounting standard is adopted to be applied to the Company’s financial statements:
Adopted.

1.	Consolidated business results for the six months ended September 30, 2002 (from April 1, 2002 to September 30, 2002):

(Notes)	-1-	The Company was renamed as of October 1, 2001, as a result of the merger of Mitsui Marine and Fire Insurance Company, Limited (“Mitsui”) as a subsisting company and The Sumitomo Marine & Fire Insurance Company, Limited (“Sumitomo”). In order to compare with the business results for the six months ended September 30, 2002, the business results for the six months ended September 30, 2001 are represented, in principle, by the accumulated figures of business results of Sumitomo and Mitsui without any adjustment. The business results for the year ended March 31, 2002 are represented by the accumulated figures of Sumitomo for the period from April 1, 2001 through September 30, 2001 and the Company for April 1, 2001 through March 31, 2002 without any adjustment.

Provided, however, that net income per share, the average number of shares in issue, shareholders’ equity per share and the number of shares issued as at the end of the fiscal year and the first semiannual period are represented without accumulating business results of respective companies.

	-2-	Any amounts less than the stated unit have been disregarded and ratio is rounded to the nearest whole number. Any negative amounts appear with the mark (-). (The same shall be applied hereinafter.)

(1)	Consolidated operating results

	Ordinary income		Ordinary profit		Net income

For the year ended	¥ mil	%	¥ mil	%	¥ mil	%
September 30, 2002	950,274	0.6	44,640	73.0	29,500	235.9

For the year ended September 30, 2001	944,253	- 4.5	25,800	- 15.5	8,783	- 57.8

For the year ended March 31, 2002	1,901,260	- 0.1	62,594	2.0	18,986	- 36.5

	Net income			Diluted net income
	per share			per share

For the year ended
September 30, 2002		¥20.20			¥19.00

For the year ended	Sumitomo		¥4.32	Sumitomo		¥4.22
September 30, 2001	Mitsui		¥7.81	Mitsui		¥7.36

For the year ended
March 31, 2002		14.44			13.66

(Notes)
(1)	Equity in earnings (losses) of affiliates:
	For the six months ended September 30, 2002:		-¥104 million
	For the six months ended September 30, 2001:		¥ —
	For the year ended March 31, 2002:		¥ —
(2)	The average number of shares of common stock in issue on a consolidated basis:
	For the six months ended September 30, 2002:		1,459,740,627 shares
	For the six months ended September 30, 2001:	Sumitomo	662,988,039 shares
		Mitsui	757,210,181 shares
	For the year ended March 31, 2002:		1,115,620,523 shares
(3)	No accounting change was made during the six months ended September 30, 2002.
(4)	The percentages presented in the column “Ordinary income”, “Ordinary profit” and “Net income” represent an increase or decrease ratio in comparison with the relevant figures for the corresponding period of the previous business year.

(2)	Consolidated financial conditions

			Shareholders’
		Shareholders’	equity as a	Shareholders’ equity
	Total assets	equity	percentage of	per share
	(¥ mil.)	(¥ mil.)	total assets	(¥)

As of September 30, 2002	6,699,356	1,147,652	17.1%	786.29

				Sumitomo:		884.21
As of September 30, 2001	7,174,982	1,205,717	16.8%	Mitsui:		818.12

As of March 31, 2002	7,323,905	1,269,927	17.3%		869.82

(Note)
The number of shares of common stock in issue on a consolidated basis:
	For the six months ended September 30, 2002:		1,459,566,948 shares
	For the six months ended September 30, 2001:	Sumitomo	662,988,039 shares
		Mitsui	757,210,304 shares
	For the year ended March 31, 2002:		1,459,972,121 shares

(3)	Consolidated cash flows

	Cash flows	Cash flows	Cash flows	Balance of
	from	from	from	cash and cash
	operating	investing	financing	equivalents at
	activities	activities	activities	end of period

For the six months ended	¥ mil	¥ mil.	¥ mil.	¥ mil.
September 30, 2002	71,165	-85,102	-11,642	345,608
For the six months ended
September 30, 2001	64,019	-7,601	-10,960	447,518

For the year ended
March 31, 2002	31,007	-20,979	-42,299	372,383

(4)	Scope of consolidation

	Number of consolidated subsidiaries:	26
	Number of unconsolidated subsidiaries accounted for by the equity method:	0
	Number of affiliates accounted for by the equity method:	1

(5)	Changes in the scope of consolidation for the six months ended September 30, 2001

	Number of newly consolidated subsidiaries:	0
	Number of consolidated subsidiaries excluded from consolidation:	0
	Number of unconsolidated subsidiaries and affiliates newly accounted for by the equity method:	1
	Number of unconsolidated subsidiaries and affiliates ceased to be accounted for by the equity method:	0

2.	Consolidated operating results forecast for the Year ending March 31, 2003 (from April 1, 2002 to March 31, 2003):

	Ordinary income	Ordinary profit	Net income

	¥ mil.	¥ mil.	¥ mil.
For the year ending March 31, 2002	1,980,000	69,000	33,000

The estimated net income per share for the year ending March 31, 2003: ¥22.60.

Note:

The foregoing are forward-looking statements based on a number of assumptions and beliefs in light of the information currently available to management and subject to significant risks and uncertainties. Actual financial results may differ materially depending on a number of factors including, adverse economic conditions, currency exchange rate fluctuations, adverse legislative and regulatory developments, delays in new product launches, pricing and insurance product initiatives of competitors, the inability of the Company or its subsidiaries or affiliates to market existing and new insurance products effectively, infringements on intellectual property rights of the Company or its subsidiaries or affiliates and the adverse outcome of material litigation.

(Note)	Please refer to page 5 of the Japanese original version with respect to the preconditions and other related matters for the operating results forecast stated above.

Amendment

Corporate Group

The corporate group (the Company and related companies) consists of the Company, its 78 subsidiaries and 15 affiliates. It is an insurance and financial group carrying out the “non-life insurance business and non-life insurance related business” and “life insurance business”.

Mitsui Sumitomo Insurance Company, Limited
<91 companies>
Non-Life Insurance Business and Non-Life Insurance Related Business
Non-Life Insurance Business
<23 companies> 15 subsidiaries 8 affiliates
★ Mitsui Marine & Fire Insurance Company of America <U.S.A.>
★ Sumitomo Marine & Fire Insurance Company of America <U.S.A.>
★ Mitsui Sumitomo Insurance Company (Europe), Limited <U.K.>
★ The Sumitomo Marine & Fire Insurance Co., (Europe) Limited < U.K.>
★ MSI Corporate Capital Limited <U.K.>
★ Mitsui Sumitomo Insurance (Singapore), Pte Ltd. <SINGAPORE>
★ MS Frontier Reinsurance Limited <BERMUDA>
★ Mitsui Sumitomo Reinsurance Limited <IRELAND>
★ Mitsui Sumitomo Insurance Company (Hong Kong) Limited <HONG KONG>
★ P.T. Asuransi Mitsui Marine Indonesia <INDONESIA>
★ P.T. Asuransi Sumitomo Marine & Pool <INDONESIA>
★ Mitsui Sumitomo Seguros S.A. <BRAZIL>
★ Mitsui Sumitomo Insurance (Malaysia) Bhd. <MALAYSIA> and other 10 companies
Non-Life Insurance Related Business
<33 companies> 30 subsidiaries 3 affiliates
☆ MITSUI SUMITOMO INSURANCE Claims Adjusting Company, Limited (Automobile insurance claim survey business)
☆ InteRisk Research Institute & Consulting, Inc. (Total risk management services)
★ Mitsui Sumitomo Insurance Group Holdings (USA), Inc. <U.S.A.> (Management and operating business of subsidiaries)
★ Mitsui Sumitomo Insurance (London Management) Ltd. <U.K.> (Non-life insurance agency business and management and operating business of subsidiaries) and other 29 companies
Asset Management Related Business
<15 companies>
Investment Trust and Investment Advisory Business
<5 subsidiaries>
★ MITSUI SUMITOMO INSURANCE Asset Management Co., Ltd. (Commissioning Business of Security Investment Trust and Investment Advisory Business) and 4 other companies
Real Estate Investment Business
<2 subsidiaries>
☆ Taisho Realty America Corporation <U.S.A.>
☆ MSI Property (U.S.A.), Inc. <U.S.A.>
Other Asset Management Related Business
<8 subsidiaries>
★ MITSUI SUMITOMO INSURANCE Venture Capital Company, Limited (Venture capital business)
☆ MITSUI SUMITOMO INSURANCE Loan Service Company, Limited (Credit guarantees and outsourcing business) and 6 other companies
General Affairs & Administrative Outsourcing Business
<20 companies>
General Affairs Related Business
<3 companies> 2 subsidiaries 1 affiliate
☆ MSK Building Service Company, Limited (Management and operating business of real estate)
☆ MSK Shoji Company, Limited (Social welfare business) and 1 other company
Outsourcing and Computing Related Business
<2 subsidiaries>
☆ MSK Information Service Company, Limited (Operation of computer equipment)
☆ MSK System Development Company, Limited (Development of computer software)
Training Business
<1 subsidiary >
☆ MITSUI SUMITOMO INSURANCE Agency Service Company, Limited (Education and training business for agencies of the Company)
Staff Dispatching Business
<1 subsidiary>
☆ MITSUI SUMITOMO INSURANCE Staffing Service Company, Limited (Staff dispatching business)
Other Businesses
<13 companies> 11 subsidiaries 2 affiliates
☆ MITSUI SUMITOMO INSURANCE Care Network Company, Limited (Operation of nursing facilities and welfare businesses for elderly) and 12 other companies
<2 companies>
Life Insurance Business
<2 subsidiaries> 1 subsidiary 1 affiliate
★ Mitsui Sumitomo Kirameki Life Insurance Company, Limited
● Mitsui Sumitomo CitiInsurance Life Insurance Co., Ltd.

(Notes)
1.	Marks before company names indicate the following:
«:consolidated subsidiary ¶:unconsolidated subsidiary ●affiliate accounted for by the equity method
2.	MITSUI SUMITOMO INSURANCE Asset Management Co., Ltd. merged with MITSUI LIFE GLOBAL ASSET MANAGEMENT CO., LTD., Sumitomo Life Investment Co., Ltd. Sumisei Global Investment Trust Management Co., Ltd. and Sakura Investment Management Co., Ltd. as of December 1, 2002 and renamed into SUMITOMO MITSUI Asset Management Company, Limited.
3.	MM Reinsurance Company Limited changed its name into MS Frontier Reinsurance Limited as of July 12, 2002.

Amendment

Management Policy

1.	Fundamental Management Policy

          As its management concept, Mitsui Sumitomo Insurance Company, Limited (the “Company”) has stated:

          Through our insurance and financial services business, we commit ourselves to the following:

•	Bringing security and safety to people and businesses around the world, and making a lasting contribution to the enrichment of society.

•	Providing the finest products and services, and realizing customer satisfaction.

•	Continuously improving our business, thereby meeting our shareholders’ expectations and earning their trust.

          The Company shall also strive to be, and maintain the corporate image of:

-1-	an insurance and financial group (aiming at the realization of a non-life insurance company in Japan having the No. 1 growth, profitability and size and, operating globally on the basis of an aggressive international strategy) which engages in non-life insurance and life insurance as its core business and at the same time dynamically develops financial services and risk related services business;

-2-	an insurance and financial group which is highly valued and trusted by customers, shareholders, agencies, and society; and

-3-	an insurance and financial group, the staff of which is full of creativity and is energetic, very fresh and innovative.

2.	Basic Profit Distribution Policy

          The Company intends to respond to support from its shareholders by paying dividends suitable for its business results and effecting a proper profit returning policy on the basis of maintaining stable dividends, while taking the future managerial environment and business developments into consideration. Given the nature of the non-life insurance business, however, the Company deems it necessary to seek to enhance its internal reserves in preparation for the occurrence of an earthquake or any other extraordinary disaster.

          Such internal reserves will be used for effective investment aimed at strengthening the managerial basis of the Company to prepare for changes in the business environment while at the same time efforts will be made to expand its collateral power.

3.	Medium- and Long-term Corporate Management Strategies and Matters to be Addressed by the Company

          In the insurance industry, presently in the midst of further severe operating conditions including contraction of the reinsurance market after the terrorist attacks in the United States following a sharp rise in reinsurance premium rates related thereto, revealed investment risks due to the sluggish stock markets, etc., it appears that competition in the industry will become more intensified and movements towards business tie-ups or reorganizations will be accelerated across borders or beyond business segments.

          Under these circumstances, in accordance with the basic management plan “MS WAVE” for business years 2001 and 2002, the Company intends to promote a risk solution business of the highest quality by producing the maximum benefits from the merger through expanded scale and improved business efficiency and also by positively utilizing managerial resources.

Amendment

     Basic strategies of the basic management plan “MS WAVE” of the Company are as follows:

(1)  Strategy for achieving No. 1 growth and profitability

     -1-     Innovation of the sales structure of insurance agencies, utilization of the computer system for insurance agencies, etc.;

     -2-     Marketing new products matching the needs of the market, aggressive entrance into growing market;

     -3-     Improvement in loss ratio, decrease in operating costs;

     -4-     Reinforcement of asset management capability and financial service business; and

     -5-     Reinforcement of risk related business, such as risk management.

(2)  Strategy for achieving the highest quality (Customer satisfaction, Corporate governance, Compliance)

-1-	Enhancement of customer satisfaction and realization of a superior position over competitors attributable to the highest quality products, services and response capability to customers;

-2-	Improvement of corporate governance in response to the shareholders’ and the market’s expectation;

-3-	Compliance to the fullest extent; and

-4-	Reinforcement of risk management structure.

(3)  Strategy for maximizing M-S power (Staff of Mitsui Sumitomo Insurance Company, Limited, and its agencies)

-1-	Early materialization of the merger effect by consolidating all staff in one union;

-2-	Creation of a new corporate culture, training of personnel full of creativity; and

-3-	Strategic utilization of information technology (IT).

          In addition to the strategies mentioned above, the Company is promoting business alliances aggressively for expansion of growth and profitability. Major business alliances and progresses thereof are as follows:

-1-	Strengthening of insurance business through the Mitsui and Sumitomo Group

The Company is promoting following business alliances pursuant to the “Basic Agreement Concerning Comprehensive Alliance” dated November 22, 2001 which was concluded among the Company, Mitsui Mutual Life Insurance Company, Sumitomo Life Insurance Company and Sumitomo Mitsui Banking Corporation.

•	Restructuring of asset management business

Five asset management subsidiaries of the above-mentioned companies were merged on December 1, 2002 and renamed into “SUMITOMO MITSUI Asset Management Co., Ltd.”; and

•	Converging of Mitsui life and non-life insurance subsidiaries into the Company

The Company entered into the basic agreement concerning convergence of Mitsui Seimei General Insurance Co., Ltd. on June 27, 2002, insurance contracts which will expire on and after November 1, 2002 will be replaced by similar insurance products of the Company in due order, and insurance contracts in force as of November 1, 2003 will be transferred to the Company comprehensively with the approval of relevant authorities as well as the approval at the general meeting of shareholders of the Company.

Amendment

-2-	Alliance with the U.S. Citi Group

The Company entered into the alliance with Citi Insurance International Holdings Inc. (“Citi Insurance”), an international insurance division of the U.S. Citi Group, and jointly established “MITSUI SUMITOMO CitiInsurance Life Insurance Co. Ltd.”. It has commenced business since October 2002. The new company is specialized in marketing variable individual pension insurance products through channels of financial institutions such as securities companies, banks, etc.

-3-	Alliance with the Nissay Group

In October, 2000 the Company reached an agreement with the Nissay Group to jointly deal with the mutual provision of products and services and with the building-up of computer systems for insurance agencies, and then in April, 2001 the Company and the Group jointly set up Insurance System Solution Inc, a company to develop and operate computer systems for insurance agencies. The Company developed a composite management system for customers and contracts of both life insurance and non-life insurance products in April 2002 for the first time in the insurance industry.

-4-	Entrance into asset valuation business

In April 2002, the Company set up a joint venture called “American Appraisal Japan Co. Ltd.” with American Appraisal Associates Inc. through InterRisk Research Institute & Consulting, Inc., which is an affiliate of the Company, and thereby entered into asset appraisal market in Japan to conduct professional valuation practice.

4.	Measures for Improvement of Management Controlling Body (i.e., for Enhancement of Corporate Governance)

          The Company has adopted an executive officer system to separate its decision-making and supervising functions of important managerial matters from its executive functions, thereby establishing a system for the execution of business in which each of the executive officers is responsible as well as making discussions at meetings of the board of directors more vigorous and the decision-making process more efficient.

          The Company has determined that the term of office of directors shall be one year so as to structure a management system capable of responding to changes with mobility and to define directors’ responsibility in management. Furthermore, the Company has also set up a personnel committee and a compensation committee as internal committees of the board of directors which will advise the board of directors on personnel matters and matters of compensation for directors and executive officers, respectively, upon delegation by the board of directors.

5.	Viewpoint and Policy, etc. related to Reduction of Investment Units

          The Company recognizes that reduction of investment units (the number of shares consisting a trading unit) is one of the effective measures to expand classes of individual investors and to enhance liquidity of stocks; however, in light of Company’s current share price level, number of shareholders, liquidity of stocks, cost effectiveness, etc., the Company considers that reduction of investment units should not be effected immediately at this point. The Company intends to deal with this matter flexibly, considering changes of the above-mentioned factors, market demand, etc.

Amendment

Operating Results and Financial Position

1.	Operating results of the consolidated six months ended September 30, 2002

(1)	Operating results of the six months ended September 30, 2002

          During the six months ended September 30, 2002, ordinary income increased by ¥6 billion compared with the corresponding period of the previous year and amounted to ¥950.2 billion; and ordinary expenses decreased by ¥12.8 billion and amounted to ¥905.6 billion. As a result, ordinary profit, which is the amount calculated by deducting ordinary expenses from ordinary income increased by ¥18.8 billion and amounted to ¥44.6 billion.

The details by business segment are as follows:

-1- In non-life insurance business, as a result of the Company’s efforts to expand sales of major products such as “MOST”, a new automobile insurance product providing a vast range of compensation with substantial services attached thereto, “Home Pikaichi”, premium fire insurance product for homeowners, etc., and the abolition of ceded reinsurance of compulsory automobile liability insurance by the government, net premiums written amounted to ¥655.3 billion, and ordinary income, which is the amount calculated by adding net premiums written and investment income, etc. amounted to ¥886.9 billion. Reflecting the decrease in net claims paid and the Company’s efforts to reduce operating expenses and general and administrative expenses, ordinary expenses remained at ¥842.3 billion, and as a result, ordinary profit amounted to ¥44.5 billion.

-2- In life insurance business, Mitsui Sumitomo Kirameki Life Insurance Company, Limited, which is a subsidiary of the Company, made efforts to expand its business and the total amount of personal insurance, personal annuity insurance and group insurance in force increased, and thus life insurance premiums written amounted to ¥59.8 billion and ordinary income amounted to ¥64.6 billion. Ordinary expenses amounted to ¥64.5 billion, and as a result, ordinary profit amounted to ¥48 million.

          After adding to or deducting from the ordinary profit indicated above, extraordinary profit, extraordinary losses, income tax and resident’s tax, etc. adjustments to such taxes, and minority interest, net income for the six months ended September 30, 2002 increased by ¥20.7 billion and amounted to ¥29.5 billion.

(2)	Prospects for operating results of the consolidated business year

          With regard to operating results for the consolidated business year ending March 2003, the Company estimates ordinary income to be ¥1,980 billion, ordinary profit to be ¥69 billion and net income for the business year ending March 31, 2003 to be ¥33 billion, under the following conditions:

•	Net premiums written is estimated based on the development of past business results, reflecting effects of the abolition of ceded reinsurance of compulsory automobile liability insurance by the government from April 2002 (a factor of increase in income).

•	With regard to net claims paid, payment by the Company due to natural disaster is estimated to be ¥6 billion, predicting from the past business results as well as those of the six months ended September 30, 2002.

•	With regard to prospects for asset management, it is assumed that there will be no substantial fluctuation in the market interest rates, the foreign exchange rates or the stock prices as of September 30, 2002.

Amendment

Note:

The foregoing are forward-looking statements based on a number of assumptions and beliefs in light of the information currently available to management and subject to significant risks and uncertainties. Actual financial results may differ materially depending on a number of factors including, adverse economic conditions, currency exchange rate fluctuations, adverse legislative and regulatory developments, delays in new product launches, pricing and insurance product initiatives of competitors, the inability of the Company or its subsidiaries or affiliates to market existing and new insurance products effectively, infringements intellectual property rights of the Company or its subsidiaries or affiliates and the adverse outcome of material litigation.

2.     Financial position

          The consolidated total assets of the Company at the end of the six months ended September 30, 2002 decreased by ¥624.5 billion compared with the corresponding period of the previous year and amounted to ¥6,699.3 billion as a result of decrease in unrealized holding gain on securities due to decline in the stock market, decrease in per contra acceptance and guarantee due to change of valuation method based on the market value with regard to credit derivatives, etc. The capital stock decreased by ¥122.2 billion compared with the corresponding period of the previous year and amounted to ¥1,147.6 billion due to decrease in unrealized holding gain on securities, etc.

          Cash flows for the six months ended September 30, 2002 are as follows. Cash flow from operating activities increased by ¥7.1 billion compared with the corresponding period of the previous year and amounted to ¥71.1 billion as both non-life insurance and life insurance businesses were steady. Cash flow from investment activities decreased by ¥77.5 billion compared with the corresponding period of the previous year and amounted to - ¥85.1 billion due to active investment mainly through the purchase of securities. Cash flow from financial activities decreased by ¥600 million and amounted to - ¥11.6 billion due to income from issuance of shares to minority shareholders, etc. As a result, cash and cash equivalents at the end of the six months ended September 30, 2002 decreased by ¥26.7 billion compared with the corresponding period of the previous year and amounted to ¥345.6 billion.

Amendment

Semiannual Income and Loss for the Six Months ended September 30, 2002 in comparison with the corresponding Six Months of the Previous Year

(All amounts are in millions of yen.)

Periods	For the six months	For the six months			Percentage of
	ended	ended	Fluctuation		increase or	For the year ended
Accounts	Sep. 30, 2001	Sep. 30, 2002			decrease	March 31, 2002

Ordinary Income and Expenses
Underwriting income	880,689	896,803		16,113	1.8	1,781,265
Net premiums written	637,349	655,398		18,048	2.8	1,234,874
Deposit premiums by policyholders	156,914	147,750		-9,163	-5.8	296,730
Life insurance premiums	51,378	59,803		8,425	16.4	120,055
Underwriting expenses	752,037	756,164		4,126	0.5	1,534,807
Net losses paid	313,704	308,424		-5,279	-1.7	641,878
Losses adjustment expenses	30,373	30,994		620	2.0	59,340
Commission and brokerage expenses	113,196	116,988		3,791	3.3	223,534
Deposits to policyholders	241,973	228,626	-	13,347	-5.5	523,145
Losses incurred with life insurance	4,645	9,043		4,397	94.7	12,749

Investment income	61,634	51,682		-9,952	-16.1	116,184
Interest and dividend income	72,237	65,859		-6,378	-8.8	138,378
Gain on sale of securities	21,167	16,310		-4,857	-22.9	41,848
Investment expenses	30,529	23,496		-7,032	-23.0	40,311
Loss on sale of securities	1,820	1,725		-94	-5.2	5,071
Loss on devaluation of securities	21,862	10,044	-	11,818	-54.1	28,220

Operating, general and administrative expenses	132,786	123,643		-9,143	-6.9	259,183

Other ordinary income and expenses	-1,170	-541		629	—	-553

Ordinary profit	25,800	44,640		18,840	73.0	62,594

Extraordinary Income and Losses
Extraordinary income	7,783	3,123		-4,659	-59.9	6,379
Extraordinary losses	22,172	3,541	-	18,630	-84.0	43,103

Extraordinary income and losses	-14,388	417		13,970	—	-36,723

Income before income taxes	11,412	44,222		32,810	287.5	25,870
Income taxes and inhabitants’ taxes	21,335	21,828		493	2.3	17,984
Adjustment of income taxes	-18,782	-7,252		11,530	—	-11,470
Minority interests	76	145		69	91.3	369
Net income	8,783	29,500		20,717	235.9	18,986

Amendment

     Direct premiums written (including deposit premiums by policyholders)

(All amounts are in millions of yen.)

Periods	For the six months ended			For the six months ended			For the year ended
	September 30, 2001			September 30, 2002			March 31, 2002

Accounts	Amount	Increase	Ratio	Amount	Increase	Ratio	Amount	Increase	Ratio

		%	%		%	%		%	%
Fire Insurance	132,637	-8.2	15.6	135,933	2.5	15.7	264,485	-4.7	16.1
Hull Insurance	32,927	6.5	3.9	35,211	6.9	4.1	67,106	6.9	4.1
Personal Accident Insurance	181,232	-21.7	21.3	174,275	-3.8	20.2	340,778	-15.9	20.8
Automobile Insurance	307,960	2.7	36.2	301,028	-2.3	34.9	605,523	1.5	37.0
Compulsory Automobile Liability Insurance	84,113	1.1	9.9	100,954	20.0	11.7	149,910	0.1	9.1
Other	111,896	7.0	13.1	115,953	3.6	13.4	210,723	4.9	12.9

Total	850,768	-4.9	100.0	863,357	1.5	100.0	1,638,527	-3.2	100.0
Deposit premiums by policyholders (inclusive)	156,914	-27.7	18.4	147,750	-5.8	17.1	296,730	-20.5	18.1

     Net premiums written

(All amounts are in millions of yen.)

Periods	For the six months ended			For the six months ended			For the year ended
	September 30, 2000			September 30, 2001			March 31, 2001

Accounts	Amount	Increase	Ratio	Amount	Increase	Ratio	Amount	Increase	Ratio

		%	%		%	%		%	%
Fire Insurance	88,959	7.2	14.0	84,126	-5.4	12.8	166,751	-0.5	13.5
Hull Insurance	26,908	9.6	4.2	27,157	0.9	4.2	53,766	7.1	4.4
Personal Accident Insurance	66,588	-6.6	10.5	65,701	-1.3	10.0	124,717	-5.0	10.1
Automobile Insurance	307,361	2.9	48.2	300,225	-2.3	45.8	605,028	1.8	49.0
Compulsory Automobile Liability Insurance	47,461	2.4	7.4	70,625	48.8	10.8	90,513	3.2	7.3
Other	100,071	16.1	15.7	107,561	7.5	16.4	194,097	16.6	15.7

Total	637,350	4.5	100.0	655,398	2.8	100.0	1,234,875	3.1	100.0

     Net losses paid

(All amounts are in millions of yen.)

Periods	For the six months ended			For the six months ended			For the year ended
	September 30, 2000			September 30, 2001			March 31, 2001

Accounts	Amount	Increase	Ratio	Amount	Increase	Ratio	Amount	Increase	Ratio

		%	%		%	%		%	%
Fire Insurance	25,612	-8.4	8.2	24,754	-3.3	8.0	52,156	-11.2	8.1
Hull Insurance	15,920	29.2	5.1	12,594	-20.9	4.1	29,548	12.1	4.6
Personal Accident Insurance	25,829	-2.2	8.2	24,834	-3.9	8.1	51,511	-5.8	8.0
Automobile Insurance	166,254	5.0	53.0	163,615	-1.6	53.0	342,063	0.7	53.3
Compulsory Automobile Liability Insurance	28,032	-1.1	8.9	30,004	7.0	9.7	56,479	-0.3	8.8
Other	52,055	15.5	16.6	52,621	1.1	17.1	110,119	13.0	17.2

Total	313,704	5.1	100.0	308,424	-1.7	100.0	641,878	1.3	100.0

     (Note)      Any figures are amounts before the off-set of intersegment transactions.

Semiannual Consolidated Balance Sheet

(All amounts are in millions of yen.)

Consolidated periods	As of		As of			As of
	September 30, 2001		September 30, 2002			March 31, 2002

Accounts	Amount	Ratio	Amount	Ratio	Fluctuation	Amount	Ratio

(Assets)		%		%			%
Cash on hand and in banks	480,035	6.69	360,764	5.39	-119,271	415,024	5.67
Call loans	168	0.00	10,000	0.15	9,831	328	0.00
Monetary claims bought	28,737	0.40	44,058	0.66	15,321	17,774	0.24
Money trust	40,743	0.57	38,458	0.57	-2,284	38,639	0.53
Securities	4,667,659	65.05	4,772,703	71.24	105,043	4,887,186	66.73
Loans	807,289	11.25	732,717	10.94	-74,571	764,426	10.44
Real property and equipment	332,744	4.64	298,700	4.46	-34,043	309,985	4.23
Other assets	383,060	5.34	427,713	6.38	44,652	367,845	5.02
Deferred tax assets	1,089	0.01	1,450	0.02	360	1,334	0.02
Customers’ guarantees liability	458,178	6.39	36,803	0.55	-421,374	547,388	7.47
Reserve for bad debts	-24,602	-0.34	-24,000	-0.36	602	-26,018	-0.35
Reserve for investment losses	-120	-0.00	-13	-0.00	107	-8	-0.00

Total Assets	7,174,982	100.00	6,699,356	100.00	-475,625	7,323,905	100.00

(Liabilities)
Underwriting funds	4,962,444	69.16	5,010,373	74.79	47,928	4,931,667	67.34
Reserve for outstanding claims	434,646		481,037		46,390	465,029
Underwriting reserves	4,527,798		4,529,335		1,537	4,466,638
Convertible bonds	104,957	1.46	85,098	1.27	-19,859	85,098	1.16
Other liabilities	186,197	2.59	184,639	2.76	-1,557	165,176	2.26
Accrued retirement benefits	156,837	2.19	160,014	2.39	3,176	163,544	2.23
Accrued bonuses for employees	8,457	0.12	8,573	0.13	115	11,278	0.16
Reserve for loss on sale of loans	2,701	0.04	1,659	0.02	-1,041	1,619	0.02
Reserve for loss on investments in real estate	1,220	0.02	1,220	0.02	—	1,220	0.02
Reserve under the special law	18,302	0.25	20,606	0.31	2,303	20,662	0.28
Price fluctuation reserve	18,302		20,606		2,303	20,662
Deferred tax liabilities	65,858	0.92	38,428	0.57	-27,429	121,608	1.66
Guarantees outstanding	458,178	6.39	36,803	0.55	-421,374	547,388	7.47

Total Liabilities	5,965,155	83.14	5,547,418	82.81	-417,737	6,049,264	82.60

Minority Shareholders’ Interest	4,109	0.06	4,285	0.06	175	4,713	0.06

(Shareholders’ Equity)
Capital stock	128,473	1.79	128,476	1.92	2	128,476	1.75
Capital surplus	81,989	1.14	81,991	1.23	2	81,991	1.12
Retained earnings	424,999	5.92	401,876	6.00	-23,122	383,410	5.24
Unrealized holding gain on securities	579,184	8.07	553,604	8.26	-25,580	688,873	9.41
Translation adjustments	-8,915	-0.12	-6,438	-0.10	2,477	-1,220	-0.02

Total	1,205,731	16.80	1,159,510	17.31	-46,220	1,281,531	17.50
Treasury stock	-13	-0.00	-11,857	-0.18	-11,843	-11,603	-0.16

Total shareholders’ equity	1,205,717	16.80	1,147,652	17.13	-58,064	1,269,927	17.34

Total Liabilities and Shareholders’ equity	7,174,982	100.00	6,699,356	100.00	-475,625	7,323,905	100.00

Semiannual Consolidated Statement of Income

(All amounts are in millions of yen.)

Consolidated periods	For the six months ended		For the six months ended			For the year ended
	September 30, 2001		September 30, 2002			March 31, 2002
	(April 1, 2001 -		(April 1, 2002 -			(April 1, 2001 -
	September 30, 2001)		September 30, 2002)			March 31 2002)

Accounts	Amount	Ratio	Amount	Ratio	Fluctuation	Amount	Ratio

		%		%			%
Ordinary Income and Expenses
Ordinary Income	944,253	100.00	950,274	100.00	6,020	1,901,260	100.00
Underwriting income	880,689	93.27	896,803	94.37	16,113	1,781,265	93.69
Net premiums written	637,349		655,398		18,048	1,234,874
Deposit premiums by policyholders	156,914		147,750		-9,163	296,730
Investment in income on deposit premiums, etc.	34,824		33,062		-1,761	71,226
Life insurance premiums	51,378		59,803		8,425	120,055
Decrease in underwriting reserves	—		—		—	57,627
Investment income	61,634	6.53	51,682	5.44	-9,952	116,184	6.11
Interest and dividends income	72,237		65,859		-6,378	138,378
Gain on sale of securities	21,167		16,310		-4,857	41,848
Transfer of investment income on deposit premiums, etc.	-34,824		-33,062		1,761	-71,226
Other Ordinary Income	1,928	0.20	1,787	0.19	-140	3,810	0.20

Ordinary Expense	918,452	97.27	905,633	95.30	-12,819	1,838,666	96.71
Underwriting expenses	752,037	79.65	756,164	79.57	4,126	1,534,807	80.73
Net losses paid	313,704		308,424		-5,279	641,878
Losses adjustment expenses	30,373		30,994		620	59,340
Commission and brokerage expenses	113,196		116,988		3,791	223,534
Deposits to policyholders	241,973		228,626		-13,347	523,145
Losses incurred with life insurance	4,645		9,043		4,397	12,749
Increase in reserve for outstanding claims	5,347		590		-4,756	31,668
Increase in underwriting reserves	41,315		60,358		19,042	41,253
Investment expenses	30,529	3.23	23,496	2.47	-7,032	40,311	2.12
Loss on sale of securities	1,820		1,725		-94	5,071
Loss on devaluation of securities	21,862		10,044		-11,818	28,220
Operating, general and administrative expenses	132,786	14.06	123,643	13.01	-9,143	259,183	13.63
Other ordinary expenses	3,099	0.33	2,329	0.25	-770	4,364	0.23

Ordinary profit	25,800	2.73	44,640	4.70	18,840	62,594	3.29

Extraordinary Income and Losses
Extraordinary income	7,783	0.83	3,123	0.33	-4,659	6,379	0.34
Decrease in reserve under the special law	1,827		56		-1,770	1,827
Price fluctuation reserve	1,827		56		-1,770	1,827
Other extraordinary income	5,956		3,067		-2,888	4,552
Extraordinary losses	22,172	2.35	3,541	0.37	-18,630	43,103	2.27
Increase in reserve under the special law	416		—		-416	2,776
Price fluctuation reserve	416		—		-416	2,776
Other extraordinary loss	21,755		3,541		-18,213	40,326

Income before income taxes	11,412	1.21	44,222	4.66	32,810	25,870	1.36
Income taxes and inhabitants’ taxes	21,335	2.26	21,828	2.30	493	17,984	0.94
Adjustment of income taxes	-18,782	-1.99	-7,252	-0.76	11,530	-11,470	-0.60
Minority interests	76	0.01	145	0.02	69	369	0.02

Net income	8,783	0.93	29,500	3.10	20,717	18,986	1.00

Semiannual Consolidated Statements of Retained Earnings

(All amounts are in millions of yen.)

Consolidated periods	For the six months	For the six months
	ended September 30,	ended September 30,		For the year ended
	2001	2002		March 31, 2002
	(April 1, 2001 -	(April 1, 2002 -		(April 1, 2001 -
	September 30, 2001)	September 30, 2002)		March 31 2002)

Accounts	Amount	Amount	Fluctuation	Amount

(Capital surplus)
Balance of capital surplus at beginning of the period (year)	81,989	81,991	2	81,989
Balance of additional paid-in capital at beginning of the period	81,989	81,991	2	81,989
Increase in capital surplus	—	—	—	2
Conversion of convertible bonds	—	—	—	2
Balance of capital surplus at the end of the period (year)	81,989	81,991	2	81,991

(Retained earnings)
Balance of retained earnings at beginning of the period (year)	426,579	383,410	-43,169	426,579
Balance of consolidated retained earnings at beginning of the period	426,579	383,410	-43,169	426,579
Increase in retained earnings	8,789	29,500	20,710	19,055
Net income	8,783	29,500	20,717	18,986
Increase in retained earnings at beginning of the period due to increase in number of consolidated subsidiaries	6	—	-6	69
Decrease in retained earnings	10,369	11,033	663	62,225
Cash dividends	10,272	10,949	676	10,272
Bonuses to officers	97	84	-13	97
Adjustment due to merger	—	—	—	51,855
Balance of retained earnings at end of the period (year)	424,999	401,876	-23,122	383,410

Semiannual Consolidated Statements of Cash Flows

(All amounts are in millions of yen.)

Periods	For the six months	For the six months		For the year ended
	ended Sep. 30, 2001	ended Sep. 30, 2002		Mar. 31, 2002
	(April 1, 2001 -	(April 1, 2002 -		(April 1, 2001 -
	September 30, 2001)	September 30, 2002)		March 31 2002)

Accounts	Amount	Amount	Fluctuation	Amount

I. Cash flows from operating activities
Income before income taxes	11,412	44,222	32,810	25,870
Depreciation and amortization	11,173	11,213	39	24,378
Increase in reserve for outstanding claims	6,700	590	-6,109	33,182
Increase in underwriting reserves	40,704	59,745	19,040	-18,573
Increase in reserve for bad debts	-9,987	-1,932	8,054	-8,595
Increase in reserve for investment losses	-5	4	10	-142
Increase in accrued retirement benefits	5,649	-3,505	-9,155	407
Increase in accrued bonuses for employees	-244	-2,768	-2,524	2,608
Increase in reserve for loss on sales of loans	51	40	-10	-1,031
Increase in reserve for loss on investment in real estate	-1,089	—	1,089	-1,089
Increase in price fluctuation reserve	-1,410	-56	1,354	949
Interest and dividend income	-72,237	-65,859	6,378	-138,378
Gain or loss in connection with securities (losses)	2,366	-5,137	-7,503	-10,363
Interest expense	616	450	-165	1,263
Exchange gains or losses (losses)	162	-75	-237	-909
Gain or loss in connection with real estate (losses)	2,033	-1,481	-3,514	3,144
Gain or loss in investment by equity method	—	104	104	—
Increase in other assets (excluding investment activities, financing activities, etc.)	-14,687	-37,338	-22,651	-6,906
Increase in other liabilities (excluding investment activities, financing activities, etc.)	-9,760	2,261	12,021	-22,953
Other	11,016	5,559	-5,456	12,991

Subtotal	-17,536	6,038	23,574	-104,147
Interest and dividends received	76,153	70,200	-5,952	143,970
Interest paid	-77	-41	35	-1,261
Income taxes paid	5,480	-5,031	-10,511	-7,553

Cash flows from operating activities	64,019	71,165	7,146	31,007
II. Cash flows from investing activities
Net increase in bank deposits	4,605	-9,491	-14,097	7,918
Purchases of monetary claims bought	-4,982	-2,099	2,882	-5,867
Proceeds from sale and maturity of monetary claims bought	3,178	2,233	-945	6,287
Payment for increase in money trust	-3,079	-2,000	1,079	-4,080
Proceeds from decrease in money trust	8,571	1,171	-7,399	12,235
Purchases of marketable securities	-348,230	-388,105	-39,874	-737,705
Proceeds from sale and maturity of securities	275,231	282,206	6,975	608,882
Loans receivable made	-99,523	-110,032	-10,509	-219,903
Collection of loans	164,629	139,812	-24,817	325,731
Other	6	694	687	2,551

II -1- Subtotal	408	-85,610	-86,018	-3,950
(I + II -1-)	64,427	-14,444	-78,872	27,057
Purchase of real property and equipment	-9,501	-2,888	6,613	-19,693
Proceeds from sales of real property and equipment	1,433	4,161	2,728	2,516
Other	58	-765	-823	148

Cash flows from investing activities	-7,601	-85,102	-77,500	-20,979
III. Cash flows from financing activities
Redemption of convertible bonds	—	—	—	-19,854
Acquisition of treasury stock	-7	-254	-246	-11,598
Cash dividends paid	-10,272	-10,949	-676	-10,272
Cash dividends paid to minority shareholders	-122	-175	-53	-122
Other	-557	-263	294	-452

Cash flows from financing activities	-10,960	-11,642	682	-42,299

IV. Effects of exchange rate changes on cash and cash equivalents	-545	-1,195	-650	1,454

V. Increase in cash and cash equivalents	44,911	-26,775	-71,686	-30,816
VI. Cash and cash equivalents at beginning of the period	401,475	372,383	-29,091	401,475
VII. Increase in cash and cash equivalents in accordance with the new consolidation	1,131	—	-1,131	1,725

VIII. Cash and cash equivalents at end of the period	447,518	345,608	-101,909	372,383

Amendment

Significant Accounting Policies for Semiannual Consolidated Financial Statements

1.	Scope of Consolidation

(1)	Number of consolidated subsidiaries 26

Mitsui Sumitomo Kirameki Life Insurance Company, Limited
MITSUI SUMITOMO INSURANCE Asset Management Company, Limited
Mitsui Sumitomo Insurance Group Holdings (USA), Inc.
Mitsui Sumitomo Insurance Company (Europe), Limited
Mitsui Sumitomo Insurance (Singapore) Pte Ltd.

Due to the fact that MITSUI SUMITOMO CitiInsurance Life Insurance Co., Ltd. newly became a subsidiary of the Company and thus it has been consolidated to the Company for the consolidated semiannual period under review.

(2)	Descriptions of unconsolidated subsidiaries

Name of major unconsolidated subsidiaries:

MITSUI SUMITOMO INSURANCE Claims Adjusting Company, Limited MITSUI SUMITOMO INSURANCE Staffing Service Company, Limited

Companies classified as unconsolidated subsidiaries are immaterial to the extent that they will not affect reasonable decisions regarding financial conditions and business results of the corporate group, in light of the amounts equivalent to interests in their total assets, ordinary income and net income.

(3)	The Company owns 51% of voting rights of Mitsui Sumitomo CitiInsurance Life Insurance Co., Ltd. However, as the said company is under the joint control with other joint corporation, it is not included in the category of subsidiaries.

2.	Equity Method

(1)	Number of affiliates accounted for by the equity method 1
Name of company:            Mitsui Sumitomo CitiInsurance Life Insurance Co., Ltd
As Mitsui Sumitomo CitiInsurance Life Insurance Co., Ltd, has been newly included as an affiliate, it is included in the category of affiliates accounted for by the equity method from the six months ended September 30, 2002.

(2)	As the impact of unconsolidated subsidiaries and affiliates not accounted for by the equity method on the consolidated net income and consolidated retained earnings for semiannual periods (MITSUI SUMITOMO INSURANCE Staffing Service Company, Limited, BPI/MS Insurance Corporation etc.) are negligible and they are in their entirety not significant, they have not been accounted for by the equity method.

3.	Semiannual Accounting Periods for Consolidated Subsidiaries

Mitsui Sumitomo Insurance Group Holdings (USA), Inc. and other 22 consolidated subsidiaries close their books of account at June 30 for semiannual financial reporting purposes. In preparing for the semiannual consolidated financial statements, the semiannual financial statements as of June 30 are used, since the difference of the balance sheet date does not exceed three months.

The necessary adjustments are made for the significant transactions conducted during the period from July 1 to September 30 of the relevant year on a consolidated basis.

4.	Significant Accounting Policies

(1)	Standard and method of valuation for securities

Standard and method of valuation for securities held by the parent company and domestic consolidated subsidiaries are as follows:

-1-	Trading securities are valued at market value and cost of sales is calculated using the moving average method.

-2-	The held-to-maturity securities are valued at amortized cost.

-3-	Stocks of unconsolidated subsidiaries and affiliate companies not accounted for by the equity method are valued at the cost using the moving average method.

-4-	Marketable securities classified as other securities are valued at market value as of the semiannual balance sheet date. Net unrealized holding gains or losses are reported as a separate component of shareholders’ equity, and cost of sales is calculated using the moving average method.

-5-	Non-marketable securities classified as other securities are valued at cost using the moving average method or amortized cost method.

-6-	Securities managed as trust assets and included in the money trust that is independently managed mainly for the purpose of securities investment, is valued at the market value.

Securities held by overseas consolidated subsidiaries are valued at market value.

(2)	Standard and method of valuation for derivative transactions:

Derivative transactions are valued at the market value. Provided, however, that derivative transactions that fulfill requirements for transfer treatments permitted for foreign forward exchanges, etc. are accounted for using treatments and that fulfill requirements for exceptional treatments permitted for interest rate swaps are accounted for using exceptional treatments.

(3)	Method of valuation of real property and equipment:

Real property and equipment held by the parent company and domestic consolidated companies are mainly depreciated at the declining balance method. Provided, however, that buildings (excluding attached equipment thereto) which were acquired on and after April 1, 1998 are depreciated by the straight-line method.

Real property and equipment held by overseas consolidated companies is principally depreciated at the declining balance method.

(4)	Basis for significant reserves:

-1-	Reserve for bad debts

The reserve for bad debts is provided for possible losses on bad debts at an amount determined pursuant to the standards for self-appraisal of assets and the standards for depreciation and provisions of reserves as follows:

With respect to receivables from obligors who were known to have suffered from collapse of management for whatever reason, legally or as a matter of form such as bankruptcy, special liquidation or suspension of any transaction at the note exchanges or who fell substantially into collapse of management, reserve is provided for by an amount equivalent to the balance obtained by deducting an expected amount to be realized by the enforcement of mortgage and an amount possibly collected by the enforcement of a guarantee from the amount of receivables.

With respect to receivables from obligors who were deemed highly possible to fall into collapse of management, reserve is provided for by an amount deemed necessary upon overall judgment of their liquidity out of the amount equivalent to the balance obtained by deducting an expected amount to be realized by the enforcement of mortgage and the amount possibly collected by the enforcement of a guarantee from the amount of receivables.

With respect to receivables other than those stated above, reserve is provided for by the amount obtained by multiplying the amount of receivables by a bad debt rate calculated based on the amount of written-off receivables in the past specified period.

The division controlling the respective assets has carried out the appraisal of all assets based on the standards for self-appraisal of assets, the business inspection division independent of the relevant division has inspected the results of the above appraisal and the reserves stated above have been provided for by the respective amounts based on the results of the above appraisal.

Other consolidated subsidiaries provide for an estimated amount for losses on bad debts in consideration of the collectibility of individual receivables.

-2-	Reserve for losses on investments

The parent company has provided for possible future losses on securities, the amount deemed necessary based on the parent company’s self-appraisal of assets is provided to reserve for investment loss.

-3-	Accrued retirement benefits

Accrued retirement benefits for employees provide for an amount recognized to be paid as of the end of the semiannual period based on the estimated amount of retirement benefits and the market value of the pension plan assets at the end of the subject semiannual period.

Unrecognized prior service cost of the parent company is amortized using the straight-line method over the average remaining years of service of employees.

Unrecognized actuarial gains and losses of the parent company are amortized from the next fiscal year using the straight-line method over periods within the estimated average remaining service years of employees.

Other consolidated subsidiaries adopt the simplified tax effect accounting method for the purpose of calculating the retirement benefit liabilities.

-4-	Accrued bonuses for employees

The parent company and consolidated subsidiaries provide for an estimated amount payable at the end of semiannual consolidated period for accrued bonuses for employees.

-5-	The reserve for loss on sale of loans

The parent company provides for an estimated amount of loss on sale of loans at the end of the semiannual consolidated period in preparation for possible loss that might be incurred in the future due to a drop in the collateral value of loans sold to Cooperative Credit Purchasing Company, Ltd.

-6-	Reserve for loss on investments in real estate

The parent company provides for an estimated amount of loss at the end of the semiannual period, which is prepared to be paid for possible losses incurred in connection with investment transactions of real property.

-7-	Price fluctuation reserve

The parent company and life insurance consolidated subsidiaries provide for the price fluctuation reserve for losses arising out of fluctuations in prices of shares, etc. under the provisions of Article 115 of the Insurance Business Law.

(5)	Translation standards for significant assets and liabilities denominated in foreign currencies:

Assets and liabilities denominated in foreign currencies are translated into Japanese yen at the rate of the spot rate exchange as of the semiannual balance sheet date. Unrealized translation gain or loss is stated as income or loss. Assets and liabilities of overseas consolidated subsidiaries are translated into Japanese yen at the rate of the spot rate exchange as of the semiannual balance sheet date, and income and expenses are translated into Japanese yen at the rate of the average exchange during the period. Unrealized translation gain or loss is stated as translation adjustments of the shareholders’ equity and minority interests in the accompanying consolidated financial statements.

(6)	Accounting for consumption tax, etc.:

Consumption tax, etc. is accounted under the tax exclusive method by the parent company and domestic consolidated subsidiaries except that consumption tax relating to loss adjustment expense, operating, general and administrative expenses of the parent company is accounted under the tax inclusive method. Nondeductible consumption tax in respect of assets is included in other assets payments and amortized in equal installments over a period of five years.

(7)	Accounting for significant leases:

Finance leases of the parent company and domestic consolidated subsidiaries, except for those in which ownership is deemed to be transferred to the lessee, are accounted for as operating leases, that is, the rental of real property.

(8)	Significant hedge accounting:

The parent company applies deferred hedges to the profit and loss resulting from stock option transactions, which are to be entered into in order to hedge exchange fluctuations in connection with holding of shares. In addition, exceptional treatments of deferred hedges or interest rate swaps are applied to the interest rate swap transactions which are to be entered into in order to hedge risks arising from cash flow fluctuations of loans and bonds due to fluctuations in interest rates.

The effectiveness of hedging is judged every six-month period based on comparisons between hypothetical total of market fluctuations or cash flow fluctuations concerned with the hedging and total market fluctuations and cash flow fluctuations of hedging vehicles from the start of hedging until the effectiveness evaluation. Provided, however, that hedging transactions in which it is apparent that a high correlation is recognized between a hedging and the hedging vehicle and hedging transactions that fulfill requirements for exceptional treatments permitted for interest rate swaps, are excluded from hedging effectiveness evaluation.

(9)	Matters relating to tax-effect accounting:

Amounts of tax payment and adjustment of income taxes for the semiannual period is calculated at the amount to be paid during the six months ended September 30, 2001, on the basis of reserve and reversal of reserve for loss on overseas investments and reserve for special amortization through the method of appropriation of profits scheduled during the semiannual consolidated period.

(10)	Accounting for deferred assets under Article 113 of the Insurance Business Law:

The amount of amortization of deferred assets under Article 113 of the Insurance Business Law is calculated in accordance with the laws and regulations, and the provisions of the Articles of Incorporation of life insurance subsidiaries.

5.	Cash and Cash Equivalents in the Semiannual Consolidated Statements of Cash Flows

Cash and cash equivalents consist of cash on hand, cash in banks which can be withdrawn on demand, and short-term investments, such as time deposits, etc., with a maturity of three months or less after the acquisition.

Additional Information

1.	Credit derivative transactions were stated according to guaranty of liabilities until the year ended March 31, 2002. However, it has been possible to calculate the reasonable value for the credit derivative transactions from the six months ended September 30, 2002, and such value is stated in the accompanying semiannual balance sheet. As a result, ordinary profit and net income for the six months ended September 30, 2002 decreased by ¥7,470 million, compared with those using the previous calculation method. Further, customers’ guarantees liability and guarantees outstanding decreased by ¥509,782 million, respectively.

2.	“Accounting for treasury stock and reversal of legal reserve” (Corporate Accounting

Standards No. 1) has been applied for the six months ended September 30, 2002. This adoption had no impact on income and loss of the six months ended September 30, 2002.

Due to amendments to the Rules for Semiannual Financial Statements, the category of shareholders’ equity of the semiannual financial statements for the six months ended September 30, 2002 has been prepared in accordance with the Rules for the Semiannual Financial Statements, as amended.

Notes

(Semiannual Consolidated Balance Sheets)

1.		The accumulated amount of depreciation of real property and equipment is ¥278,518 million and the advanced depreciation of real property and equipment is ¥23,043 million.

2.	(1)	Among loans receivables, receivables from obligors who are under collapse of management are ¥59 million and receivables in delay are ¥14,644 million. Receivables from obligors who are under collapse of management mean loans receivables which fall under any of the events as listed in Article 96, Section 1, Item 3 (i) through (v) or as stipulated in Article 96, Section 1, Item 4 of the Enforcement Regulations of the Corporate Income Tax Law (Government Ordinance No. 97 of 1965) among loans receivables with respect to which accrued interest is not stated because it is impossible to expect collection or payment of principal or interest due to the fact that the payment of principal or interest has not been rendered during a substantial period or for any other reasons.

Receivables in delay mean loans receivables other than those from obligors who are under collapse of management and those with respect to which interest payment has been exempted at its discretion for the purpose of reconstructing or assisting in obligors.

	(2)	Among loans receivables, receivables in arrears for three months or more amounts to ¥860 million.

Receivables in arrears for three months or more mean loans receivables concerning which payment of principal or interest is in arrears for three months or more from the day next following the stated payment date and which do not fall under receivables from obligors who are under collapse of management or receivables in arrears.

	(3)	Among loans receivables, receivables to which eased loan conditions were granted amount to ¥19,234 million.

Receivables to which eased loan conditions were granted mean loans receivables concerning which such arrangements as will be favorable to obligors including reduction or exemption of interest, postponement of interest payment or grant of grace period for the principal, abandonment of debts or others have been made, and which do not fall under receivables from obligors who are under collapse of management, receivables in delay or receivables in arrears for three months or more.

	(4)	Total of receivables from obligors who are under collapse of management, receivables in delay, receivables in arrears for three months or more, and receivables to which eased conditions were granted amounts to ¥34,799 million.

3.	Assets pledged as collateral comprise ¥10,541 million. This includes the security for deposits of ¥125 million as well as the substitution for the margins of futures transactions.

4.	Securities include the loan in the aggregate amount of ¥90,662 million by the agreement of loan for consumption.

5.	Other assets include deferred assets of ¥1,389 million of Article 113 of the Insurance Business Law.

6.	The outstanding loan commitments amounts to ¥530 million.

(Semiannual Consolidated Statement of Income)

1.	The details of business expenses are as follows:

Agent commission, etc:	¥118,813	million
Salaries:	¥56,825	million

Business expenses are the aggregated amount of loss adjustment expenses, operating, general and administrative expenses, and commission and brokerage expenses in the accompanying semiannual consolidated statement of income.

2.	“Other” of Extraordinary income is comprised of gain on disposal of real property and equipment of ¥2,982 and reversal of reserve for bad debts of ¥84 million.

3.	“Other” of Extraordinary losses is comprised of costs incurred with the merger of the parent company and domestic consolidated subsidiaries in an amount of ¥1,737 million, loss on devaluation of buildings of ¥1,013 million due to a material drop in the market price of buildings and loss on disposal of real property and equipment of ¥790 million.

(Semiannual Consolidated Statement of Retained Earnings)

     Bonuses to officers are bonuses payable for Directors.

(Semiannual Consolidated Cash Flows)

1.	Cash and cash equivalents as of September 30, 2002 were reconciled to the amounts reported in the consolidated balance sheet as follows:

Cash and bank deposits:	¥360,764	million

Call loans:	¥10,000	million
Monetary claims bought:	¥44,058	million
Time deposits with maturities of more than three months:	-¥66,487	million
Monetary claims bought other than cash equivalents:	-¥3,272	million
Securities included in cash equivalents:	¥545	million

Cash and cash equivalents:	¥345,608	million

2.	Cash flows from investing activities include cash flows arising from asset management business for insurance business.

Amendment

Segment Information

1.	Business segment information

Six months ended September 30, 2002 (from April 1, 2002 to September 30, 2002)

(Millions of yen)

	Non-life insurance	Life insurance
	business	business	Total	Eliminations	Consolidated

Ordinary income and ordinary income and expenses
(1) Ordinary income to third parties	886,052	64,600	950,652	378	950,274
(2) Intergroup ordinary income	895	—	895	895	—

Total	886,947	64,600	951,547	1,273	950,274

Ordinary expenses	842,354	64,552	906,907	1,273	905,633

Ordinary profit	44,592	48	44,640	—	44,640

(Notes)	(1)	Business segments are determined based on the actual condition of businesses in the parent company and consolidated subsidiaries.
	(2)	The major businesses in each business segment are as follows:
		Non-life insurance business:	Underwriting business and asset management business for non-life insurance
		Life insurance business:	Underwriting business and asset management business for life insurance
	(3)	The amount stated in the column “Eliminations” of ordinary income to third parties for the six months ended September 30, 2002 represents the amount transferred, as a result that the reserve for underwriting reserves which has been classified as ordinary expenses for the life insurance business segment is included in and stated as the reversal of underwriting reserves on the semiannual consolidated balance sheet, and the reversal of the reserve for outstanding claims which has been classified as ordinary income for the life insurance business segment is included in and stated as the reserve for outstanding claims on the semiannual consolidated statement of income.

2.	Geographical segment information

Six months ended September 30, 2002 (from April 1, 2002 to September 30, 2002)

Since the ratio of “Japan” accounts for 90% or more of the accumulation of ordinary income and the accumulation of assets of all segments, respectively, any geographical segment information is omitted to be stated.

3.	Overseas sales

Six months ended September 30, 2002 (from April 1, 2002 to September 30, 2002)

Since the overseas sales (ordinary income) accounts for less than 10% of the consolidated net sales (ordinary income), overseas sales is omitted to be stated herein.

Amendment

Lease Transactions

For the six months ended
September 30, 2001
(April 1, 2001 — September 30, 2001)

For the six months ended
September 30, 2002
(April 1, 2002 — September 30, 2002)

For the year ended March 31, 2002
(April 1, 2001 — March 31, 2002)

1.	Finance lease transactions except for those agreements which stipulate the transfer of ownership of the leased assets to the lessee

1.	Finance lease transactions except for those agreements which stipulate the transfer of ownership of the leased assets to the lessee

1.	Finance lease transactions except for those agreements which stipulate the transfer of ownership of the leased assets to the lessee

(1)	The pro forma amounts of the acquisition costs, accumulated depreciation and net book value of the leased assets as of September 30, 2001 were as follows:

(1)	The pro forma amounts of the acquisition costs, accumulated depreciation and net book value of the leased assets as of September 30, 2002 were as follows:

(1)	The pro forma amounts of the acquisition costs, accumulated depreciation and net book value of the leased assets as of March 31, 2002 were as follows:

(Millions of yen)

(Millions of yen)

(Millions of yen)

Acquisition costs
Accumulated depreciation
Net book value

Equipment
5,582
4,332
1,249

Acquisition costs
Accumulated depreciation
Net book value

Equipment
2,742
2,317
424

Acquisition costs
Accumulated depreciation
Net book value

Equipment
3,079
2,361
718

The acquisition costs shown above represent the aggregate future minimum lease payments because such payments were immaterial to the net book value of real property and equipment at September 30, 2001.

(Note) Same as that for the six months ended September 30, 2001.

The acquisition costs shown above represent the aggregate future minimum lease payments because such payments were immaterial to the net book value of real property and equipment at March 31, 2002.

(2)	Future minimum lease payments outstanding as of September 30, 2001 are summarized as follows:

(2)	Future minimum lease payments outstanding as of September 30, 2002 are summarized as follows:

(2)	Future minimum lease payments outstanding as of March 31, 2002 are summarized as follows:

Due in one year or less

¥795 million

Due after one year

453 million

Due in one year or less

¥303 million

Due after one year

121 million

Due in one year or less

¥475 million

Due after one year

243 million

Total

¥1,249 million

Total

¥424 million

Total

¥718 million

The future minimum lease payments shown above represent the total lease payments including the interest portion thereon because such payments were immaterial to the net book value of real property and equipment at September 30, 2001.

Same as that for the six months ended September 30, 2001.

The future minimum lease payments shown above represent the total lease payments including the interest portion thereon because such payments were immaterial to the net book value of real property and equipment at March 31, 2002.

(3)	Lease payments and depreciation of leased assets are shown below:

(3)	Lease payments and depreciation of leased assets are shown below:

(3)	Lease payments and depreciation of leased assets are shown below:

Lease payments

¥570 million

Depreciation

¥570 million

Lease payments

¥292 million

Depreciation

¥292 million

Lease payments

¥1,447 million

Depreciation

¥1,447 million

For the six months ended
September 30, 2001
(April 1, 2001 — September 30, 2001)

For the six months ended
September 30, 2002
(April 1, 2002 — September 30, 2002)

For the year ended March 31, 2002
(April 1, 2001 — March 31, 2002)

(4)	Method of calculation of depreciation

Depreciation of leased assets is calculated by the straight-line method over the respective lease terms assuming a residual value of zero.

(4)	Method of calculation of depreciation

Same as that for the six months ended September 30, 2001.

(4)	Method of calculation of depreciation

Same as that for the six months ended September 30, 2001.

     2.     Future minimum lease payments for operating leases outstanding as of September 30, 2001 are summarized as follows:

2.	Future minimum lease payments for operating leases outstanding as of September 30, 2002 are summarized as follows:

2.	Future minimum lease payments for operating leases outstanding as of March 31, 2002 are summarized as follows:

Due in one year or less

¥260 million

Due after one year

397 million

Due in one year or less

¥595 million

Due after one year

1,244 million

Due in one year or less

¥382 million

Due after one year

480 million

Total

¥658 million

Total

¥1,840 million

Total

¥862 million

Amendment

Securities

1.	Information on held-to-maturity debt securities for which market value is available

							(Millions of yen)
Types of securities	As of September 30, 2001			As of September 30, 2002			As of March 31, 2002

	Carrying	Market	Unrealized	Carrying	Market	Unrealized	Carrying	Market	Unrealized
	value	value	gain (loss)	value	value	gain (loss)	value	value	gain (loss)

Bonds and debentures	51,719	54,801	3,082	50	50	0	342	342	0
Foreign securities	18,952	19,332	380	4,024	4,458	433	6,006	6,606	600

Total	70,671	74,134	3,462	4,074	4,508	433	6,348	6,948	600

2.	Information on other securities for which market value is available

							(Millions of yen)
Types of securities	As of September 30, 2001			As of September 30, 2002			As of March 31, 2002

	Acquisition	Carrying	Unrealized	Acquisition	Carrying	Unrealized	Acquisition	Carrying	Unrealized
	costs	value	gain (loss)	costs	value	gain (loss)	costs	value	gain (loss)

Bonds and debentures	1,849,696	1,944,057	94,360	2,098,921	2,184,032	85,110	2,001,557	2,066,982	65,424
Stock	966,808	1,717,556	750,747	917,760	1,609,150	691,390	934,182	1,843,020	908,838
Foreign securities	731,639	793,599	61,959	750,872	837,887	87,014	738,975	835,982	97,006
Other	34,947	34,049	-898	32,320	31,569	- 750	28,251	28,573	322

Total	3,583,093	4,489,262	906,169	3,799,875	4,662,640	862,765	3,702,966	4,774,559	1,071,592

As of September 30, 2001	As of September 30, 2002	As of March 31, 2002

     The Company recognized impairment losses of ¥16,202 million for other securities for which market value is available.
Impairment losses have been recognized in the case of all securities declining more than 50% in market value compared with acquisition costs. Impairment losses have been recognized in the case of securities declining not less than 30% but less than 50% in market value, only those other than in the case of perspective on recovery of market value is recognized	The Company recognized impairment losses of ¥8,678 million for other securities for which market value is available.
Impairment losses have been recognized in the case of all securities declining more than 50% in market value compared with acquisition costs. Impairment losses have been recognized in the case of securities declining not less than 30% but less than 50% in market value, only those other than in the case of perspective on recovery of market value is recognized	The Company recognized impairment losses of ¥22,341 million for other securities for which market value is available.
Impairment losses have been recognized in the case of all securities declining more than 50% in market value compared with acquisition costs. Impairment losses have been recognized in the case of securities declining not less than 30% but less than 50% in market value, only those other than in the case of perspective on recovery of market value is recognized.

3.	Information on and amount of securities which are not carried at market value:

As of September 30, 2001		As of September 30, 2002		As of March 31, 2002

(1) Held-to-maturity debt securities		(1) Held-to-maturity debt securities		(1) Held-to-maturity debt securities

Foreign securities:	¥291 million	Foreign securities:	¥376 million	Foreign securities:	¥362 million
Other:	¥21,708 million	Other:	¥88,407 million	Other:	¥47,953 million

(Note)		(Note)		(Note)
Transferable deposits which are included in cash and bank deposits, and commercial paper which is included in monetary claims bought on the semiannual consolidated balance sheet, are accounted for as “Other”		Transferable deposits which are included in cash and bank deposits, and commercial paper which is included in monetary claims bought on the semiannual consolidated balance sheet, are accounted for as “Other”		Transferable deposits which are included in cash and bank deposits, and commercial paper which is included in monetary claims bought on the semiannual consolidated balance sheet, are accounted for as “Other”

(2) Other securities		(2) Other securities		(2) Other securities

Bonds and debentures:	¥7,287 million	Bonds and debentures:	¥4,953 million	Bonds and debentures:	¥4,944 million
Stock:	¥38,899 million	Stock:	¥41,902 million	Stock:	¥42,614 million
Foreign securities:	¥42,339 million	Foreign securities:	¥37,300 million	Foreign securities:	¥38,841 million
Other:	¥8,876 million	Other:	¥4,963 million	Other:	¥5,062 million

(Note)		(Note)		(Note)
Commercial papers, etc., which are accounted for as monetary claims bought on the semiannual consolidated balance sheet, are included in “Other”.		Beneficiary rights for claimable asset fund, which are treated as monetary claims bought on the semiannual balance sheet, are included in “Other”.		Beneficiary rights for claimable asset fund, which are treated as monetary claims bought on the balance sheet, are included in “Other”.

Money Trust

1.	Held-to-maturity money trusts: Not applicable.

2.	Money trusts other than those that are intended for investment and held-to-maturity:

As of September 30, 2001	As of September 30, 2002	As of March 31, 2002

There are no monetary trusts to be solely invested which are valued by the market value.
The monetary trust intended for joint investment represented as the acquisition costs in the semiannual balance sheet is ¥76 million.	There are no monetary trusts to be solely invested which are valued by the market value.
The monetary trust intended for joint investment represented as the acquisition costs in the semiannual balance sheet is ¥97 million.	There are no monetary trusts to be solely invested which are valued by the market value.
The monetary trust intended for joint investment represented as the acquisition costs in the balance sheet is ¥1,023 million.

Amendment

Contract Amount, Market Value and Unrealized Gain(Loss) of Derivative Transactions

(Millions of Yen)

Types of
Securities	Types of contracts	As of September 30, 2001			As of September 30, 2002			As of March 31, 2002

		Contract	Market	Unrealized	Contract	Market	Unrealized	Contract	Market	Unrealized
		Amount	Value	Gain/(Loss)	Amount	Value	Gain/(Loss)	Amount	Value	Gain/(Loss)

Currency	Forward exchange contracts
	Sales contracts:	30,670	30,839	- 168	26,855	27,251	- 396	31,849	32,467	- 617
	Purchased contracts:	1,019	1,100	80	3,678	3,676	- 2	7,002	7,009	7
	Currency option contracts
	Sales contracts:	—	—	—	3,492	1	18	3,021	0	1
		(—)			(19)			(2)
	Purchased contracts:	2,346	83	- 15	3,472	2	- 34	3,011	159	56
		(99)			(36)			(102)

Interest	Interest option contracts
	Sales contracts:	9,420	70	155	19,720	102	148	8,910	69	156
		(225)			(251)			(225)
	Purchased contracts:	3,000	76	- 120	13,500	101	- 122	3,000	73	- 123
		(196)			(223)			(196)
	Interest swap contracts	65,153	220	220	52,655	192	192	54,166	309	309

Stock	Stock price index futures
	Sales contracts:	—	—	—	—	—	—	1,158	1,110	48
	Stock price index option contracts
	Sales contracts:	—	—	—	450	6	4	3,050	7	44
		(—)			(10)			(51)
	Purchased contracts:	—	—	—	—	—	—	2,700	42	- 2
		(—)			(—)			(45)
	Stock price swap contracts	1,840	- 94	- 94	—	—	—	—	—	—

Bonds	Government bond futures
	Sales contracts:	—	—	—	280	280	- 0	—	—	—
	Government bond over-the-counter option contracts
	Sales contracts:	—	—	—	9,333	3	14	7,392	1	16
		(—)			(17)			(18)

Credit	Credit derivatives Sales contracts:
	Purchased contracts:	—	—	—	533,076	- 7,772	- 7,772	—	—	—
		—	—	—	23,294	77	77	—	—	—

Other	Weather derivative contracts
	Sales contracts:	65	28	59	30	20	3	9	16	9
		(87)			(24)			(26)
	Purchased contracts:	30	6	- 26	1	2	0	6	14	- 3
		(33)			(2)			(17)
	Other:	—	152	152	—	408	408	—	614	614
	Natural disaster derivative contracts
	Sales contracts:	130	2	2	170	7	2	190	2	5
		(5)			(10)			(7)
	Economic index derivative contracts
	Sales contracts:	0	21	—	0	—	21	0	7	14
		(21)			(21)			(21)

	Total	113,675	32,507	246	690,010	24,365	- 7,436	125,466	41,905	537

(Notes)

1.	Figures in parentheses of the above list represent the option premiums.

2.	Any derivative transactions, to which the hedge accounting applied, are excluded.

Amendment

Information of Loans Receivable under Risk Control

(Millions of Yen)

	(A)	(B)	Fluctuation	(C)	Fluctuation
	As of Sep. 30, 2001	As of Sep. 30, 2002	(B)-(A)	As of Mar. 31, 2002	(B)-(C)

Receivables from obligors who are under collapse of management	687	59	-627	5,501	-5,441

Receivables in delay	18,626	14,644	-3,981	14,743	-99

Receivables in arrears for three months or more	601	860	258	742	117

Receivables to which eased loan conditions were granted	18,080	19,234	1,154	12,915	6,319

Total	37,996	34,799	-3,196	33,903	896

Ratio to loan balance	4.7%	4.7%	—	4.4%	0.3%

Loan balance (for reference)	807,289	732,717	- 74,571	764,426	- 31,708

Note: Each of the receivables means as follows:

(1)	Receivables from obligors who are under collapse of management:

Receivables from obligors who are under collapse of management mean loans receivables which fall under any of the events as listed in Article 96, Section 1, Item 3 (i) through (v) or as stipulated in Article 96, Section 1, Item 4 of the Enforcement Regulations of the Corporate Income Tax Law (Government Ordinance No. 97 of 1965) among loans receivables with respect to which accrued interest is not stated because it is impossible to expect collection or payment of principal or interest due to the fact that the payment of principal or interest has not been rendered during a substantial period or for any other reasons.

(2)	Receivables in delay:

Receivables in delay mean loans receivable other than those from obligors who are under collapse of management and those with respect to which interest payment has been exempted at the discretion of the obligors for the purpose of reconstructing or assisting in the obligors.

(3)	Receivables in arrears for three months or more:

Receivables in arrears for three months or more mean loans receivable concerning which payment of principal or interest is in arrears for three months or more from the day next following the stated payment date and which do not fall under receivables from obligors who are under collapse of management or receivables in arrears.

(4)	Receivables to which eased loan conditions were granted:

Receivables to which eased loan conditions were granted mean loans receivable concerning which such arrangements as will be favorable to obligors including reduction or exemption of interest, postponement of interest payment or grant of grace period for the principal, abandonment of debts or others have been made, and which do not fall under receivables from obligors who are under collapse of management, receivables in delay or receivables in arrears for three months or more.

- End -

2. [Translation in English]

AMENDMENTS TO SEMIANNUAL REPORT (HANKI-HOUKOKUSHO)

1.	REASON FOR FILING THIS AMENDMENT TO SEMIANNUAL REPORT:

     This Amendment to the Semiannual Report is filed to rectify errors that appeared in the statement of the 86th Business Year Semiannual Report (from April 1, 2002 to September 30, 2002).

2.	CONTENTS OF THE AMENDMENTS:

PART I. INFORMATION CONCERNING THE COMPANY

I.	OUTLINE OF THE COMPANY

1.	Changes in Major Business Index of the Company

(1)	Changes in Major Business Index for the Current Three Consolidated Semiannual Periods and the Current Two Consolidated Fiscal Years

3.	Description of Affiliated Companies

4.	Description of Employees

(1)	Description of Consolidated Companies

II.	DESCRIPTION OF BUSINESS

1.	Outline of Business Results, etc.

(1)	Business Results

(2)	Cash Flows

III.	CONDITIONS OF FACILITIES

1.	Conditions of Major Facilities

V.	FINANCIAL CONDITIONS

1.	Semiannual Consolidated Financial Statements, etc.

-1- Semiannual Consolidated Balance Sheet

-2- Semiannual Consolidated Statement of Income

-4- Semiannual Consolidated Cash Flows

Significant Accounting Policies for Semiannual Consolidated Financial Statements

Notes
   (Semiannual Consolidated Balance Sheet)
   (Semiannual Consolidated Statement of Income)
   (Semiannual Consolidated Cash Flows)
   (Marketable Securities)
   (Segment Information)
Business segment information

3.	AMENDED PARTS:

The amended parts are underlined.

* (Translator’s note)

In this document, only Part V. Financial Conditions and accompanying accounting notes have been translated.

V.	[Financial Conditions]

1 [Semiannual Consolidated Financial Statements, etc.]

(1)	[Semiannual Consolidated Financial Statements]

-1- [Semiannual Consolidated Balance Sheet]

(Before amendment)

(All amounts are in millions of yen.)

		As of		As of		As of		As of
Consolidated periods		September 30, 2001		September 30, 2001		September 30, 2002		March 31, 2002

		Mitsui Marine & Fire		The Sumitomo Marine & Fire
		Insurance Co., Ltd.		Insurance Co., Ltd.
		("Mitsui Marine)		(Sumitomo Marine)

Accounts	No.	Amount	Ratio (%)	Amount	Ratio (%)	Amount	Ratio (%)	Amount	Ratio (%)

(Assets)
Cash on hand and in banks		235,333	6.40	244,702	6.99	365,957	5.46	415,024	5.67
Call loans		—	—	168	0.00	10,000	0.15	328	0.00
Monetary claims bought		23,554	0.64	5,182	0.15	44,058	0.66	17,774	0.24
Money trust		33,450	0.91	7,292	0.21	38,458	0.57	38,639	0.53
	*3
Securities	*4	2,228,868	60.65	2,438,791	69.68	4,769,753	71.16	4,887,186	66.73
	*2
Loans	*6	403,181	10.97	404,107	11.55	732,717	10.93	764,426	10.44
Real property and equipment	*1	191,714	5.22	141,029	4.03	298,856	4.46	309,985	4.23
Other assets	*5	201,907	5.49	181,153	5.18	428,636	6.40	367,845	5.02
Deferred tax assets		1,083	0.03	5	0.00	1,450	0.02	1,334	0.02
Customers’ guarantees liability		371,021	10.10	87,156	2.49	36,803	0.55	547,388	7.47
Reserve for bad debts		-15,009	-0.41	-9,593	-0.28	-24,000	-0.36	-26,018	-0.35
Reserve for investment losses		—	—	-120	-0.00	-13	-0.00	-8	-0.00

Total Assets		3,675,106	100.00	3,499,876	100.00	6,702,678	100.00	7,323,905	100.00

(All amounts are in millions of yen.)

		As of		As of		As of		As of
Consolidated periods		September 30, 2001		September 30, 2001		September 30, 2002		March 31, 2002

		Mitsui Marine		Sumitomo Marine

Accounts	No.	Amount	Ratio (%)	Amount	Ratio (%)	Amount	Ratio (%)	Amount	Ratio (%)

(Liabilities)
Underwriting funds		2,398,261	65.26	2,564,183	73.27	5,010,373	74.75	4,931,667	67.34
Reserve for outstanding claims		(227,536)		(207,109)		(481,037)		(465,029)
Underwriting reserves		(2,170,724)		(2,357,073)		(4,529,335)		(4,466,638)
Convertible bonds		52,594	1.43	52,363	1.50	85,098	1.27	85,098	1.16
Other liabilities	*3	98,360	2.68	87,836	2.51	184,844	2.76	165,176	2.26
Accrued retirement benefits		83,940	2.28	72,896	2.08	160,014	2.39	163,544	2.23
Accrued bonuses for employees		4,465	0.12	3,991	0.11	8,598	0.13	11,278	0.16
Reserve for loss on sale of loans		2,701	0.07	—	—	1,659	0.02	1,619	0.02
Reserve for loss on investments in real estate		1,220	0.03	—	—	1,220	0.02	1,220	0.02
Reserve under the special law		10,084	0.27	8,217	0.24	20,606	0.31	20,662	0.28
Price fluctuation reserve		(10,084)		(8,217)		(20,606)		(20,662)
Deferred tax liabilities		29,020	0.79	36,838	1.05	38,561	0.57	121,608	1.66
Guarantees outstanding		371,021	10.10	87,156	2.49	36,803	0.55	547,388	7.47
Total Liabilities		3,051,670	83.03	2,913,484	83.25	5,547,780	82.77	6,049,264	82.60

(Minority Shareholders’ Interest) Minority Shareholders’ Interest		3,940	0.11	169	0.00	7,245	0.11	4,713	0.06

(Shareholders’ Equity) Capital stock		68,453	1.86	60,020	1.72	—	—	128,476	1.75
Additional paid-in capital		46,440	1.26	35,549	1.02	—	—	81,991	1.12
Consolidated retained earnings		215,219	5.86	209,780	5.99	—	—	383,410	5.24
Unrealized holding gain on securities		295,303	8.04	283,881	8.11	—	—	688,873	9.41
Translation adjustments		-5,917	-0.16	-2,998	-0.09	—	—	-1,220	-0.02

Total		619,498	16.86	586,232	16.75	—	—	1,281,531	17.50
Treasury stock		-4	-0.00	-9	-0.00	—	—	-11,603	-0.16
Total shareholders’ equity		619,494	16.86	586,222	16.75	—	—	1,269,927	17.34
Capital stock		—	—	—	—	128,476	1.92	—	—
Capital surplus		—	—	—	—	81,991	1.22	—	—
Retained earnings		—	—	—	—	401,876	6.00	—	—
Unrealized holding gain on securities		—	—	—	—	553,604	8.26	—	—
Translation adjustments		—	—	—	—	-6,438	-0.10	—	—

Total		—	—	—	—	1,159,510	17.30	—	—
Treasury stock		—	—	—	—	-11,857	-0.18	—	—
Total shareholders’ equity		—	—	—	—	1,147,652	17.12	—	—

Total Liabilities, Minority Shareholders’ Interest and Shareholders’ equity		3,675,106	100.00	3,499,876	100.00	6,702,678	100.00	7,323,905	100.00

(After amendment)

(All amounts are in millions of yen.)

		As of		As of		As of		As of
Consolidated periods		September 30, 2001		September 30, 2001		September 30, 2002		March 31, 2002

		Mitsui Marine & Fire		The Sumitomo Marine & Fire
		Insurance Co., Ltd.		Insurance Co., Ltd.
		(“Mitsui Marine)		(Sumitomo Marine)

Accounts	No.	Amount	Ratio (%)	Amount	Ratio (%)	Amount	Ratio (%)	Amount	Ratio (%)

(Assets)
Cash on hand and in banks		235,333	6.40	244,702	6.99	360,764	5.39	415,024	5.67
Call loans		—	—	168	0.00	10,000	0.15	328	0.00
Monetary claims bought		23,554	0.64	5,182	0.15	44,058	0.66	17,774	0.24
Money trust		33,450	0.91	7,292	0.21	38,458	0.57	38,639	0.53
	*3
Securities	*4	2,228,868	60.65	2,438,791	69.68	4,772,703	71.24	4,887,186	66.73
	*2
Loans	*6	403,181	10.97	404,107	11.55	732,717	10.94	764,426	10.44
Real property and equipment	*1	191,714	5.22	141,029	4.03	298,700	4.46	309,985	4.23
Other assets	*5	201,907	5.49	181,153	5.18	427,713	6.38	367,845	5.02
Deferred tax assets		1,083	0.03	5	0.00	1,450	0.02	1,334	0.02
Customers’ guarantees liability		371,021	10.10	87,156	2.49	36,803	0.55	547,388	7.47
Reserve for bad debts		-15,009	-0.41	-9,593	-0.28	-24,000	-0.36	-26,018	-0.35
Reserve for investment losses		—	—	-120	-0.00	-13	-0.00	-8	-0.00

Total Assets		3,675,106	100.00	3,499,876	100.00	6,699,356	100.00	7,323,905	100.00

(All amounts are in millions of yen.)

		As of		As of		As of		As of
Consolidated periods		September 30, 2001		September 30, 2001		September 30, 2002		March 31, 2002

		Mitsui Marine		Sumitomo Marine

Accounts	No.	Amount	Ratio (%)	Amount	Ratio (%)	Amount	Ratio (%)	Amount	Ratio (%)

(Liabilities)
Underwriting funds		2,398,261	65.26	2,564,183	73.27	5,010,373	74.79	4,931,667	67.34

Reserve for outstanding claims		(227,536)		(207,109)		(481,037)		(465,029)
Underwriting reserves		(2,170,724)		(2,357,073)		(4,529,335)		(4,466,638)
Convertible bonds		52,594	1.43	52,363	1.50	85,098	1.27	85,098	1.16
Other liabilities	*3	98,360	2.68	87,836	2.51	184,639	2.76	165,176	2.26
Accrued retirement benefits		83,940	2.28	72,896	2.08	160,014	2.39	163,544	2.23
Accrued bonuses for employees		4,465	0.12	3,991	0.11	8,573	0.13	11,278	0.16
Reserve for loss on sale of loans		2,701	0.07	—	—	1,659	0.02	1,619	0.02
Reserve for loss on investments in real estate		1,220	0.03	—	—	1,220	0.02	1,220	0.02
Reserve under the special law		10,084	0.27	8,217	0.24	20,606	0.31	20,662	0.28
Price fluctuation reserve		(10,084)		(8,217)		(20,606)		(20,662)
Deferred tax liabilities		29,020	0.79	36,838	1.05	38,428	0.57	121,608	1.66
Guarantees outstanding		371,021	10.10	87,156	2.49	36,803	0.55	547,388	7.47
Total Liabilities		3,051,670	83.03	2,913,484	83.25	5,547,418	82.81	6,049,264	82.60

(Minority Shareholders’ Interest) Minority Shareholders’ Interest		3,940	0.11	169	0.00	4,285	0.06	4,713	0.06

(Shareholders’ Equity) Capital stock		68,453	1.86	60,020	1.72	—	—	128,476	1.75
Additional paid-in capital		46,440	1.26	35,549	1.02	—	—	81,991	1.12
Consolidated retained earnings		215,219	5.86	209,780	5.99	—	—	383,410	5.24
Unrealized holding gain on securities		295,303	8.04	283,881	8.11	—	—	688,873	9.41
Translation adjustments		-5,917	-0.16	-2,998	-0.09	—	—	-1,220	-0.02

Total		619,498	16.86	586,232	16.75	—	—	1,281,531	17.50
Treasury stock		-4	-0.00	-9	-0.00	—	—	-11,603	-0.16
Total shareholders’ equity		619,494	16.86	586,222	16.75	—	—	1,269,927	17.34
Capital stock		—	—	—	—	128,476	1.92	—	—
Capital surplus		—	—	—	—	81,991	1.23	—	—
Retained earnings		—	—	—	—	401,876	6.00	—	—
Unrealized holding gain on securities		—	—	—	—	553,604	8.26	—	—
Translation adjustments		—	—	—	—	-6,438	-0.10	—	—

Total		—	—	—	—	1,159,510	17.31	—	—
Treasury stock		—	—	—	—	-11,857	-0.18	—	—
Total shareholders’ equity		—	—	—	—	1,147,652	17.13	—	—

Total Liabilities, Minority Shareholders’ Interest and Shareholders’ equity		3,675,106	100.00	3,499,876	100.00	6,699,356	100.00	7,323,905	100.00

-2- [Semiannual Consolidated Statement of Income]

(Before amendment)

(All amounts are in millions of yen.)

		For the six months ended		For the six months ended		For the six months ended		For the year ended
		September 30, 2001		September 30, 2001		September 30, 2002		March 31, 2002
		(April 1, 2001 -		(April 1, 2001 -		(April 1, 2002 -		(April 1, 2001 -
Consolidated periods		September 30, 2001)		September 30, 2001)		September 30, 2002)		March 31 2002)

		Mitsui Marine		Sumitomo Marine

Accounts	No.	Amount	Ratio (%)	Amount	Ratio (%)	Amount	Ratio (%)	Amount	Ratio (%)

(Ordinary Income and Loss)
Ordinary income		482,236	100.00	462,016	100.00	950,300	100.00	1,439,244	100.00
Underwriting income		448,335	92.97	432,353	93.58	896,803	94.37	1,348,911	93.72
Net premiums written		(338,166)		(299,183)		(655,398)		(935,690)
Deposit premiums by policyholders		(70,328)		(86,585)		(147,750)		(210,145)
Investment income on deposit premiums, etc.		(16,236)		(18,588)		(33,062)		(52,638)
Life insurance premiums		(23,422)		(27,955)		(59,803)		(92,099)
Decrease in underwriting reserves		(—)		(—)		(—)		(57,627)
Investment income		32,506	6.74	29,128	6.30	51,709	5.44	87,056	6.05
Interest and dividends income		(33,088)		(39,149)		(65,859)		(99,228)
Gain on sale of securities		(14,020)		(7,146)		(16,310)		(34,701)
Transfer of investment income on deposit premiums, etc.		(-16,236)		(- 18,588)		(- 33,062)		(- 52,638)
Other ordinary income		1,394	0.29	534	0.12	1,787	0.19	3,275	0.23

Ordinary expense		468,737	97.20	449,714	97.34	905,630	95.30	1,388,951	96.51
Underwriting expenses		377,458	78.27	374,578	81.08	756,164	79.57	1,160,229	80.62
Net losses paid		(171,636)		(142,067)		(308,424)		(499,810)
Losses adjustment expenses	*1	(17,527)		(12,846)		(30,994)		(46,494)
Commission and brokerage expenses	*1	(58,661)		(54,534)		(116,988)		(168,999)
Deposits to policyholders		(121,927)		(120,046)		(228,626)		(403,098)
Losses paid for life insurance		(2,130)		(2,514)		(9,043)		(10,234)
Increase in reserve for outstanding claims		(4,645)		(701)		(590)		(30,966)
Increase in underwriting reserves		(61)		(41,253)		(60,358)		(—)
Investment expenses		16,528	3.43	14,000	3.03	23,496	2.47	26,310	1.83
Loss on sale of securities		(1,238)		(581)		(1,725)		(4,490)
Loss on devaluation of securities		(10,647)		(11,214)		(10,044)		(17,005)
Operating, general and administrative expenses	*1	72,802	15.10	59,984	12.98	124,559	13.11	199,198	13.84
Other ordinary expenses		1,948	0.40	1,150	0.25	2,224	0.23	3,213	0.22
Deferred amount under Article 113 of the Insurance Business Law		—	—	—	—	-813	-0.08	—	—

Ordinary profit		13,498	2.80	12,301	2.66	44,670	4.70	50,292	3.49

(Extraordinary Income and Losses) Extraordinary income		3,577	0.74	4,205	0.91	3,123	0.33	2,174	0.15
Decrease in reserve under the special law		(—)		(1,827)		(56)		(—)
Price fluctuation reserve		((—))		((1,827))		((56))		((—))
Other extraordinary income	*2	(3,577)		(2,378)		(3,067)		(2,174)
Extraordinary losses		8,660	1.79	13,511	2.92	3,541	0.37	29,592	2.06
Increase in reserve under the special law		(416)		(—)		(—)		(2,776)
Price fluctuation reserve		((416))		((—))		((—))		((2,776))
Other extraordinary loss	*3	(8,243)		(13,511)		(3,541)		(26,815)

Income before income taxes		8,416	1.75	2,995	0.65	44,252	4.66	22,874	1.58
Income taxes and inhabitants’ taxes		9,726	2.02	11,608	2.51	21,830	2.30	6,376	0.44
Adjustment of income taxes		-7,279	-1.51	-11,502	-2.49	-7,119	-0.75	32	0.00
Minority interests		54	0.01	21	0.01	40	0.01	348	0.02

Net income		5,914	1.23	2,868	0.62	29,500	3.10	16,118	1.12

(After amendment)

(All amounts are in millions of yen.)

		For the six months ended		For the six months ended		For the six months ended		For the year ended
		September 30, 2001		September 30, 2001		September 30, 2002		March 31, 2002
		(April 1, 2001 -		(April 1, 2001 -		(April 1, 2002 -		(April 1, 2001 -
Consolidated periods		September 30, 2001)		September 30, 2001)		September 30, 2002)		March 31 2002)

		Mitsui Marine		Sumitomo Marine

Accounts	No.	Amount	Ratio (%)	Amount	Ratio (%)	Amount	Ratio (%)	Amount	Ratio (%)

(Ordinary Income and Loss)
Ordinary income		482,236	100.00	462,016	100.00	950,274	100.00	1,439,244	100.00
Underwriting income		448,335	92.97	432,353	93.58	896,803	94.37	1,348,911	93.72
Net premiums written		(338,166)		(299,183)		(655,398)		(935,690)
Deposit premiums by policyholders		(70,328)		(86,585)		(147,750)		(210,145)
Investment income on deposit premiums, etc.		(16,236)		(18,588)		(33,062)		(52,638)
Life insurance premiums		(23,422)		(27,955)		(59,803)		(92,099)
Decrease in underwriting reserves		(—)		(—)		(—)		(57,627)
Investment income		32,506	6.74	29,128	6.30	51,682	5.44	87,056	6.05
Interest and dividends income		(33,088)		(39,149)		(65,859)		(99,228)
Gain on sale of securities		(14,020)		(7,146)		(16,310)		(34,701)
Transfer of investment income on deposit premiums, etc.		(-16,236)		(- 18,588)		(- 33,062)		(- 52,638)
Other ordinary income		1,394	0.29	534	0.12	1,787	0.19	3,275	0.23

Ordinary expense		468,737	97.20	449,714	97.34	905,633	95.30	1,388,951	96.51
Underwriting expenses		377,458	78.27	374,578	81.08	756,164	79.57	1,160,229	80.62
Net losses paid		(171,636)		(142,067)		(308,424)		(499,810)
Losses adjustment expenses	*1	(17,527)		(12,846)		(30,994)		(46,494)
Commission and brokerage expenses	*1	(58,661)		(54,534)		(116,988)		(168,999)
Deposits to policyholders		(121,927)		(120,046)		(228,626)		(403,098)
Losses paid for life insurance		(2,130)		(2,514)		(9,043)		(10,234)
Increase in reserve for outstanding claims		(4,645)		(701)		(590)		(30,966)
Increase in underwriting reserves		(61)		(41,253)		(60,358)		(—)
Investment expenses		16,528	3.43	14,000	3.03	23,496	2.47	26,310	1.83
Loss on sale of securities		(1,238)		(581)		(1,725)		(4,490)
Loss on devaluation of securities		(10,647)		(11,214)		(10,044)		(17,005)
Operating, general and administrative expenses	*1	72,802	15.10	59,984	12.98	123,643	13.01	199,198	13.84
Other ordinary expenses		1,948	0.40	1,150	0.25	2,329	0.25	3,213	0.22

Ordinary profit		13,498	2.80	12,301	2.66	44,640	4.70	50,292	3.49

(Extraordinary Income and Losses) Extraordinary income		3,577	0.74	4,205	0.91	3,123	0.33	2,174	0.15
Decrease in reserve under the special law		(—)		(1,827)		(56)		(—)
Price fluctuation reserve		((—))		((1,827))		((56))		((—))
Other extraordinary income	*2	(3,577)		(2,378)		(3,067)		(2,174)
Extraordinary losses		8,660	1.79	13,511	2.92	3,541	0.37	29,592	2.06
Increase in reserve under the special law		(416)		(—)		(—)		(2,776)
Price fluctuation reserve		((416))		((—))		((—))		((2,776))
Other extraordinary loss	*3	(8,243)		(13,511)		(3,541)		(26,815)

Income before income taxes		8,416	1.75	2,995	0.65	44,222	4.66	22,874	1.58
Income taxes and inhabitants’ taxes		9,726	2.02	11,608	2.51	21,828	2.30	6,376	0.44
Adjustment of income taxes		-7,279	-1.51	-11,502	-2.49	-7,252	-0.76	32	0.00
Minority interests		54	0.01	21	0.01	145	0.02	348	0.02

Net income		5,914	1.23	2,868	0.62	29,500	3.10	16,118	1.12

-4- [Semiannual Consolidated Cash Flows]

(Before amendment)

(All amounts are in millions of yen.)

		For the six months	For the six months	For the six months	For the year ended
		ended Sep. 30, 2001	ended Sep. 30, 2001	ended Sep. 30, 2002	Mar. 31, 2002
		(April 1, 2001 -	(April 1, 2001 -	(April 1, 2002 -	(April 1, 2001 -
Consolidated accounting period (year)		September 30, 2001)	September 30, 2001)	September 30, 2002)	March 31 2002)

		Mitsui Marine	Sumitomo Marine

Accounts	No.	Amount	Amount	Amount	Amount

I. Cash flows from operating activities
Net income before income taxes		8,416	2,995	44,252	22,874
Depreciation and amortization		5,895	5,278	11,223	19,100
Increase in reserve for outstanding claims		4,483	2,216	590	30,966
Increase in underwriting reserves		884	39,819	59,745	-58,393
Increase in reserve for bad debts		-6,069	-3,917	-1,932	-4,678
Increase in reserve for investment losses		—	-5	4	-137
Increase in accrued retirement benefits		169	5,480	-3,505	-5,073
Increase in accrued bonuses for employees		688	-932	-2,743	3,541
Increase in reserve for loss on sales of loans		51	—	40	-1,031
Increase in reserve for loss on investment in real estate		-1,089	—	—	-1,089
Increase in price fluctuation reserve		416	-1,827	-56	2,776
Interest and dividend income		-33,088	-39,149	-65,859	-99,228
Gain or loss (-) in connection with securities		-1,787	4,154	-5,137	-14,517
Interest expense		247	368	450	895
Exchange gains or losses (-)		34	127	-75	-1,037
Gain or loss (-) in connection with real estate		1,640	392	-1,481	2,752
Increase in other assets (excluding investment activities, financing activities, etc.)		-3,503	-11,183	-38,252	4,277
Increase in other liabilities (excluding investment activities, financing activities, etc.)		-12,821	3,061	2,465	-26,015
Gain or loss (-) on loans		—	3,587	—	—
Other		6,614	814	5,559	8,589

Subtotal		-28,816	11,280	5,287	-115,428
Interest and dividends received		33,417	42,735	70,200	101,235
Interest paid		-41	-36	-41	-1,225
Income taxes paid		8,699	-3,218	-5,031	-4,334

Cash flows from operating activities		13,258	50,760	70,415	-19,752
II. Cash flows from investing activities
Net increase in bank deposits		-144	4,750	-9,491	3,167
Purchases of monetary claims bought		-1,646	-3,336	-2,099	-2,531
Proceeds from sale and maturity of monetary claims bought		1,110	2,068	2,233	4,218
Payment for increase in money trust		-1,079	-2,000	-2,000	-2,080
Proceeds from decrease in money trust		4,055	4,515	1,171	7,719
Purchases of marketable securities		- 198,810	- 149,420	-385,050	-588,284
Proceeds from sale and maturity of securities		148,150	127,080	282,206	481,801
Loans receivable made		-34,649	-64,874	-110,032	-155,029
Collection of loans		62,883	101,746	139,812	223,984
Other		6	—	694	2,551

II -1- Subtotal		-20,123	20,531	-82,555	-24,481
(I + II -1-)		(- 6,864)	(71,292)	(- 12,140)	(- 44,234)
Acquisition of real property and equipment		-3,495	-6,006	-3,054	-13,687
Proceeds from sales of real property and equipment		282	1,150	4,161	1,366
Payment for acquisition of shares of subsidiary due to the change in consolidation scope		—	—	-5	—
Other		58	—	-765	148

Cash flows from investing activities		-23,277	15,675	-82,218	-36,654
III. Cash flows from financing activities
Redemption of convertible bonds		—	—	—	-19,854
Issue of shares to minority shareholders		—	—	3,060	—
Acquisition of treasury stock		—	-7	-254	-11,590
Cash dividends paid		-5,300	-4,972	-10,949	-5,300
Cash dividends paid to minority shareholders		-75	-47	-175	-75
Other		-557	—	-263	-452

Cash flows from financing activities		-5,933	-5,027	-8,582	-37,272
IV. Effects of exchange rate changes on cash and cash equivalents		404	-949	-1,195	2,404

V. Increase in cash and cash equivalents		-15,547	60,459	-21,582	-91,275
VI. Cash and cash equivalents at beginning of the period		237,175	164,299	372,383	237,175
VII. Increase in cash and cash equivalents in accordance with the new consolidation		—	1,131	—	593
VIII. Increase in cash and cash equivalents due to merger		—	—	—	225,889

IX. Cash and cash equivalents at end of the period (year)		221,628	225,889	350,801	372,383

(After amendment)

(All amounts are in millions of yen.)

		For the six months	For the six months	For the six months	For the year ended
		ended Sep. 30, 2001	ended Sep. 30, 2001	ended Sep. 30, 2002	Mar. 31, 2002
		(April 1, 2001 -	(April 1, 2001 -	(April 1, 2002 -	(April 1, 2001 -
Consolidated accounting period (year)		September 30, 2001)	September 30, 2001)	September 30, 2002)	March 31 2002)

		Mitsui Marine	Sumitomo Marine

Accounts	No.	Amount	Amount	Amount	Amount

I. Cash flows from operating activities
Net income before income taxes		8,416	2,995	44,222	22,874
Depreciation and amortization		5,895	5,278	11,213	19,100
Increase in reserve for outstanding claims		4,483	2,216	590	30,966
Increase in underwriting reserves		884	39,819	59,745	-58,393
Increase in reserve for bad debts		-6,069	-3,917	-1,932	-4,678
Increase in reserve for investment losses		—	-5	4	-137
Increase in accrued retirement benefits		169	5,480	-3,505	-5,073
Increase in accrued bonuses for employees		688	-932	-2,768	3,541
Increase in reserve for loss on sales of loans		51	—	40	-1,031
Increase in reserve for loss on investment in real estate		-1,089	—	—	-1,089
Increase in price fluctuation reserve		416	-1,827	-56	2,776
Interest and dividend income		-33,088	-39,149	-65,859	-99,228
Gain or loss (-) in connection with securities		-1,787	4,154	-5,137	-14,517
Interest expense		247	368	450	895
Exchange gains or losses (-)		34	127	-75	-1,037
Gain or loss (-) in connection with real estate		1,640	392	-1,481	2,752
Gain or loss on investment by equity method		—	—	104	—
Increase in other assets (excluding investment activities, financing activities, etc.)		-3,503	-11,183	-37,338	4,277
Increase in other liabilities (excluding investment activities, financing activities, etc.)		-12,821	3,061	2,261	-26,015
Gain or loss (-) on loans		—	3,587	—	—
Other		6,614	814	5,559	8,589

Subtotal		-28,816	11,280	6,038	-115,428
Interest and dividends received		33,417	42,735	70,200	101,235
Interest paid		-41	-36	-41	-1,225
Income taxes paid		8,699	-3,218	-5,031	-4,334

Cash flows from operating activities		13,258	50,760	71,165	-19,752
II. Cash flows from investing activities
Net increase in bank deposits		-144	4,750	-9,491	3,167
Purchases of monetary claims bought		-1,646	-3,336	-2,099	-2,531
Proceeds from sale and maturity of monetary claims bought		1,110	2,068	2,233	4,218
Payment for increase in money trust		-1,079	-2,000	-2,000	-2,080
Proceeds from decrease in money trust		4,055	4,515	1,171	7,719
Purchases of marketable securities		-198,810	-149,420	-388,105	-588,284
Proceeds from sale and maturity of securities		148,150	127,080	282,206	481,801
Loans receivable made		-34,649	-64,874	-110,032	-155,029
Collection of loans		62,883	101,746	139,812	223,984
Other		6	—	694	2,551

II -1- Subtotal		-20,123	20,531	-85,610	-24,481
(I + II -1-)		(- 6,864)	(71,292)	(-14,444)	(- 44,234)
Acquisition of real property and equipment		-3,495	-6,006	-2,888	-13,687
Proceeds from sales of real property and equipment		282	1,150	4,161	1,366
Other		58	—	-765	148

Cash flows from investing activities		-23,277	15,675	-85,102	-36,654
III. Cash flows from financing activities
Redemption of convertible bonds		—	—	—	-19,854
Acquisition of treasury stock		—	-7	-254	-11,590
Cash dividends paid		-5,300	-4,972	-10,949	-5,300
Cash dividends paid to minority shareholders		-75	-47	-175	-75
Other		-557	—	-263	-452

Cash flows from financing activities		-5,933	-5,027	-11,642	-37,272
IV. Effects of exchange rate changes on cash and cash equivalents		404	-949	-1,195	2,404

V. Increase in cash and cash equivalents		-15,547	60,459	-26,775	-91,275
VI. Cash and cash equivalents at beginning of the period		237,175	164,299	372,383	237,175
VII. Increase in cash and cash equivalents in accordance with the new consolidation		—	1,131	—	593
VIII. Increase in cash and cash equivalents due to merger		—	—	—	225,889

IX. Cash and cash equivalents at end of the period (year)		221,628	225,889	345,608	372,383

Significant Accounting Policies for Semiannual Consolidated Financial Statements

(Before amendment)

	For the six months	For the six months	For the six months ended	For the year ended
	ended Sep. 30, 2001	ended Sep. 30, 2001	Sep. 30, 2002	Mar. 31, 2002
	(Apr. 1, 2001 – Sep.	(Apr. 1, 2001 – Sep.	(Apr. 1, 2002 – Sep.	(Apr. 1, 2001 – Mar.
Items	30, 2001)	30, 2001)	30, 2002)	31 2002)

	Mitsui Marine	Sumitomo Marine

1. Scope of Consolidation	(1) Number of consolidated subsidiaries 15 Names of major consolidated subsidiaries:	(1) The consolidated financial statements herein include the following six subsidiaries, out of all consolidated subsidiaries of the Company:	(1) Number of consolidated subsidiaries 27 Names of major consolidated subsidiaries:	(1) Number of consolidated subsidiaries 26 Names of major consolidated subsidiaries:
	Mitsui Mirai Insurance Co., Ltd.	Sumitomo Marine Yu-Yu Life Insurance Co., Ltd.	Mitsui Sumitomo Kirameki Life Insurance Company, Limited	Mitsui Sumitomo Kirameki Life Insurance Company, Limited
	Mitsui Marine Asset Management Co., Ltd.	Sumitomo Marine Asset Management Co., Ltd.	MITSUI SUMITOMO INSURANCE Asset Management Company, Limited	MITSUI SUMITOMO INSURANCE Asset Management Company, Limited
	Mitsui Marine Capital Company, Limited	The Sumitomo Marine & Fire Insurance Co. (Europe) Ltd.	Mitsui Sumitomo Insurance Group Holdings (USA), Inc.	Mitsui Sumitomo Insurance Group Holdings (USA), Inc.
	Mitsui Marine & Fire Insurance Company of America	P.T. Asuransi Sumitomo Marine and Pool	Mitsui Sumitomo Insurance Company (Europe), Limited	Mitsui Sumitomo Insurance Company (Europe), Limited
	Mitsui Marine & Fire Insurance Co. (Europe) Ltd.	Sumitomo Marine Reinsurance (Europe) Co., Ltd.	Mitsui Sumitomo Insurance (Singapore) Pte Ltd.	Mitsui Sumitomo (Singapore) Pte Ltd.
Mitsui Marine & Fire Insurance (Asia) Pte. Ltd
Sumitomo Marine & Fire Insurance Company of America

		Since the significance of Sumitomo Marine Reinsurance (Europe) Co., Ltd. has increased, it is included in the scope of consolidation for the six months ended September 30, 2001. Since Sumitomo Marine & Fire Insurance Company of America,which was established during the six months ended September 30, 2001, is significant, only the balance sheet is consolidated, the end of the semiannual consolidated period being deemed to be the date of the acquisition	Due to the fact that MITSUI SUMITOMO CitiInsurance Life Insurance Co., Ltd. newly became a subsidiary of the Company and thus it has been consolidated to the Company for the consolidated semiannual period under review.	Due to the merger of The Sumitomo Marine & Fire Insurance Co., Ltd. and Mitsui Marine and Fire Insurance Co., Ltd. and the incorporation of a holding company in the U.S., Mitsui Sumitomo Kirameki Life Insurance Company, Limited (former corporate name: Sumitomo Marine Yu-Yu Life Insurance Co., Ltd.) and 11 other companies have been consolidated to the Company for the business year under review. On the other hand, Mitsui Mirai Insurance Co., Ltd., which had been a consolidated subsidiary of the Company, is excluded from the consolidation for the fiscal year under review, due to the merger with Sumitomo Marine Yu-Yu Life Insurance Co., Ltd. and dissolution thereafter.

(2) Descriptions of unconsolidated subsidiaries
(2) Companies classified as unconsolidated subsidiaries are immaterial to the extent that they will not affect reasonable decisions regarding financial conditions and business results of the corporate group, in light of the amounts equivalent to interests in each of their total assets, ordinary income, net income and retained earnings.
			(2) Descriptions of unconsolidated subsidiaries	(2) Descriptions of unconsolidated subsidiaries

	Name of major unconsolidated subsidiaries:	Major unconsolidated subsidiaries are as follows:	Name of major unconsolidated subsidiaries:	Name of major unconsolidated subsidiaries:
	Mitsui Marine Auto Claims Adjusting Co., Ltd.	Sumitomo Marine Staff Services Co., Ltd.	MITSUI SUMITOMO INSURANCE Claims Adjusting Company, Limited	MITSUI SUMITOMO INSURANCE Claims Adjusting Company, Limited
	Mitsui Marine Knowledge Service Co., Ltd.	Sumitomo Marine Automobile Claims Survey Co., Ltd.	MITSUI SUMITOMO INSURANCE Staffing Service Company, Limited	MITSUI SUMITOMO INSURANCE Staffing Service Company, Limited
	Companies classified as unconsolidated subsidiaries are immaterial to the extent that they will not affect reasonable decisions regarding financial conditions and business results of the corporate group, in light of the amounts equivalent to interests in their total assets, ordinary income, net income and retained earnings	Sumitomo Marine Management (U.S.A.), Inc.	Companies classified as unconsolidated subsidiaries are immaterial to the extent that they will not affect reasonable decisions regarding financial conditions and business results of the corporate group, in light of the amounts equivalent to interests in their total assets, ordinary income, net income and retained earnings	Companies classified as unconsolidated subsidiaries are immaterial to the extent that they will not affect reasonable decisions regarding financial conditions and business results of the corporate group, in light of the amounts equivalent to interests in their total assets, ordinary income, net income and retained earnings.

	For the six months	For the six months	For the six months ended	For the year ended
	ended Sep. 30, 2001	ended Sep. 30, 2001	Sep. 30, 2002	Mar. 31, 2002
	(Apr. 1, 2001 – Sep.	(Apr. 1, 2001 – Sep.	(Apr. 1, 2002 – Sep.	(Apr. 1, 2001 – Mar.
Items	30, 2001)	30, 2001)	30, 2002)	31 2002)

	Mitsui Marine	Sumitomo Marine

2. Equity Method	As the impact of unconsolidated subsidiaries and affiliates not accounted for by the equity method on the consolidated net income and consolidated retained earnings for semiannual periods (Mitsui Marine Knowledge Service Co., Ltd., Philippine Charter Insurance Corporation, etc.) is negligible and they are in their entirety not significant, they have not been accounted for by the equity method.	As the impact of unconsolidated subsidiaries and affiliates not accounted for by the equity method on the consolidated net income and consolidated retained earnings for semiannual periods is negligible and they are in their entirety not significant, they have not been accounted for by the equity method.
Major unconsolidated subsidiaries and affiliates are as follows:
Sumitomo Marine Staff Services Co., Ltd.
Sumitomo Marine Automobile Claims Survey Co., Ltd.
Sumitomo Marine Management (U.S.A.), Inc.
Sumikai Head Office Maintenance Services Co., Ltd.
			As the impact of unconsolidated subsidiaries and affiliates not accounted for by the equity method on the consolidated net income and retained earnings for semiannual periods (MITSUI SUMITOMO INSURANCE Staffing Service Company, Limited, BPI/MS Insurance Corporation etc.) is negligible and they are in their entirety not significant, they have not been accounted for by the equity method.	As the impact of unconsolidated subsidiaries and affiliates not accounted for by the equity method on the consolidated net income and consolidated retained earnings for the business year under review (MITSUI SUMITOMO INSURANCE Staffing Service Company, Limited, BPI/MS Insurance Corporation etc.) is negligible and they are in their entirety not significant, they have not been accounted for by the equity method.

(Intentionally omitted)	(Intentionally omitted)	(Intentionally omitted)	(Intentionally omitted)	(Intentionally omitted)

4. Significant Accounting Policies
(1) Standard and method of valuation for securities
Standard and method of valuation for securities held by the company which files the semiannual report (“filing company”) and domestic consolidated subsidiaries are as follows:
(1) Standard and method of valuation for securities
Standard and method of valuation for securities held by the parent company, Sumitomo Marine Yu-Yu Life Insurance Co., Ltd. and Sumitomo Marine Asset Management Co., Ltd. are as follows:
(1) Standard and method of valuation for securities
     Standard and method of valuation for securities held by the company which files the semiannual report (“filing company”) and domestic consolidated subsidiaries are as follows:
(1) Trading securities are valued at market value and cost of sales is calculated using the moving average method.

(1) Standard and method of valuation for securities
Standard and method of valuation for securities held by the company which files the semiannual report (“filing company”) and domestic consolidated subsidiaries are as follows:

(1) Valuation of the held-to-maturity securities is carried at the depreciation cost method.
(2) Valuation of shares of subsidiaries and affiliate companies is carried at the cost method on a moving average cost basis.
		(1) Valuation of shares of subsidiaries and affiliates is carried at the cost method on a moving average cost basis.	(2) The held-to-maturity securities are valued at amortized cost. (3) Stocks of subsidiaries and affiliate companies are valued at the cost using the moving average method.
(1) Valuation of the held-to-maturity securities is carried at the depreciation cost method.
(2) Valuation of shares of subsidiaries and affiliate companies is carried at the cost method on a moving average cost basis.

	(Intentionally omitted)	(Intentionally omitted)	(Intentionally omitted)	(Intentionally omitted)

(10) Accounting for deferred assets under Article 113 of the Insurance Business Law:
The amount to be amortized of deferred assets under Article 113 of the Insurance Business Law is calculated in accordance with the laws and regulations, and the provisions of the Articles of Incorporation of life insurance subsidiaries.
(10) Accounting for deferred assets under Article 113 of the Insurance Business Law:
Sumitomo Marine Yu-Yu Life Insurance Co., Ltd. states an amount to be amortized for deferred assets under Article 113 of the Insurance Business Law is calculated in accordance with the laws and regulations, and the provisions of the Articles of Incorporation.
(10) Accounting for deferred assets under Article 113 of the Insurance Business Law:
The amount to be transferred to and amortized of deferred assets under Article 113 of the Insurance Business Law is calculated in accordance with the laws and regulations, and the provisions of the Articles of Incorporation of life insurance subsidiaries.
(9) Accounting for deferred assets under Article 113 of the Insurance Business Law:
The amount to be amortized of deferred assets under Article 113 of the Insurance Business Law is calculated in accordance with the laws and regulations, and the provisions of the Articles of Incorporation of life insurance subsidiaries.
(11) Accounting standards for overseas consolidated subsidiaries are based on the accounting standards of the country in which each subsidiary locates.

     Hereinafter intentionally omitted

(After amendment)

	For the six months	For the six months	For the six months ended	For the year ended
	ended Sep. 30, 2001	ended Sep. 30, 2001	Sep. 30, 2002	Mar. 31, 2002
	(Apr. 1, 2001 – Sep.	(Apr. 1, 2001 – Sep.	(Apr. 1, 2002 – Sep.	(Apr. 1, 2001 – Mar.
Items	30, 2001)	30, 2001)	30, 2002)	31 2002)

	Mitsui Marine	Sumitomo Marine

1. Scope of Consolidation	(1) Number of consolidated subsidiaries 15 Names of major consolidated subsidiaries:	(1) The consolidated financial statements herein include the following six subsidiaries, out of all consolidated subsidiaries of the Company:	(1) Number of consolidated subsidiaries 26 Names of major consolidated subsidiaries:	(1) Number of consolidated subsidiaries 26 Names of major consolidated subsidiaries:

Mitsui Mirai Insurance Co., Ltd.
Mitsui Marine Asset Management Co., Ltd.
Mitsui Marine Capital Company, Limited
Mitsui Marine & Fire Insurance Company of America
Mitsui Marine & Fire Insurance Co. (Europe) Ltd.
Mitsui Marine & Fire Insurance (Asia) Pte. Ltd.

Sumitomo Marine Yu-Yu Life Insurance Co., Ltd.
Sumitomo Marine Asset Management Co., Ltd.
The Sumitomo Marine & Fire Insurance Co. (Europe) Ltd.
P.T. Asuransi Sumitomo Marine and Pool Sumitomo Marine Reinsurance (Europe) Co., Ltd.
Sumitomo Marine & Fire Insurance Company of America
Since the significance of Sumitomo Marine Reinsurance (Europe) Co., Ltd. has increased, it is included in the scope of consolidation for the six months ended September 30, 2001. Since Sumitomo Marine & Fire Insurance Company of America,which was established during the six months ended September 30, 2001, is significant, only the balance sheet is consolidated, the end of the semiannual consolidated period being deemed to be the date of the acquisition.
Mitsui Sumitomo Kirameki Life Insurance Company, Limited
MITSUI SUMITOMO INSURANCE Asset Management Company, Limited
Mitsui Sumitomo Insurance Group Holdings (USA), Inc.
Mitsui Sumitomo Insurance Company (Europe), Limited
Mitsui Sumitomo Insurance (Singapore) Pte Ltd.

Mitsui Sumitomo Kirameki Life Insurance Company, Limited
MITSUI SUMITOMO INSURANCE Asset Management Company, Limited
Mitsui Sumitomo Insurance Group Holdings (USA), Inc.
Mitsui Sumitomo Insurance Company (Europe), Limited
Mitsui Sumitomo Insurance (Singapore) Pte Ltd.
Due to the merger of The Sumitomo Marine & Fire Insurance Co., Ltd. and Mitsui Marine and Fire Insurance Co., Ltd. and the incorporation of a holding company in the U.S., Mitsui Sumitomo Kirameki Life Insurance Company, Limited (former corporate name: Sumitomo Marine Yu-Yu Life Insurance Co., Ltd.) and 11 other companies have been consolidated to the Company for the business year under review. On the other hand, Mitsui Mirai Insurance Co., Ltd., which had been a consolidated subsidiary of the Company, is excluded from the consolidation for the fiscal year under review, due to the merger with Sumitomo Marine Yu-Yu Life Insurance Co., Ltd. and dissolution thereafter.

	(2) Descriptions of unconsolidated subsidiaries Name of major unconsolidated subsidiaries:	(2) Companies classified as unconsolidated subsidiaries are immaterial to the extent that they will not affect reasonable decisions regarding financial conditions and business results of the corporate group, in light of the amounts equivalent to interests in each of their total assets, ordinary income, net income and retained earnings.	(2) Descriptions of unconsolidated subsidiaries Name of major unconsolidated subsidiaries:	(2) Descriptions of unconsolidated subsidiaries Name of major unconsolidated subsidiaries:

Mitsui Marine Auto Claims Adjusting Co.,Ltd.
Mitsui Marine Knowledge Service Co.,Ltd.
	Companies classified as unconsolidated subsidiaries are immaterial to the extent that they will not affect reasonable decisions regarding financial conditions and business results of the corporate group, in light of the amounts equivalent to interests in their total assets, ordinary income, net income and retained earnings.	Major unconsolidated subsidiaries are as follows: Sumitomo Marine Staff Services Co., Ltd. Sumitomo Marine Automobile Claims Survey Co., Ltd. Sumitomo Marine Management (U.S.A.), Inc.
MITSUI SUMITOMO INSURANCE Claims Adjusting Company, Limited
MITSUI SUMITOMO INSURANCE Staffing Service Company, Limited
Companies classified as unconsolidated subsidiaries are immaterial to the extent that they will not affect reasonable decisions regarding financial conditions and business results of the corporate group, in light of the amounts equivalent to interests in their total assets, ordinary income, net income and retained earnings.
MITSUI SUMITOMO INSURANCE Claims Adjusting Company, Limited
MITSUI SUMITOMO INSURANCE Staffing Service Company, Limited
Companies classified as unconsolidated subsidiaries are immaterial to the extent that they will not affect reasonable decisions regarding financial conditions and business results of the corporate group, in light of the amounts equivalent to interests in their total assets, ordinary income, net income and retained earnings.

	For the six months	For the six months	For the six months ended	For the year ended
	ended Sep. 30, 2001	ended Sep. 30, 2001	Sep. 30, 2002	Mar. 31, 2002
	(Apr. 1, 2001 – Sep.	(Apr. 1, 2001 – Sep.	(Apr. 1, 2002 – Sep.	(Apr. 1, 2001 – Mar.
Items	30, 2001)	30, 2001)	30, 2002)	31 2002)

	Mitsui Marine	Sumitomo Marine

(3) The Company owns 51% of voting rights of Mitsui Sumitomo CitiInsurance Life Insurance Co., Ltd. However, as the said company is a company under the joint control with an other joint corporation, it is not included in the category of subsidiaries.

2. Equity Method	As the impact of unconsolidated subsidiaries and affiliates not accounted for by the equity method on the consolidated net income and consolidated retained earnings for semiannual periods (Mitsui Marine Knowledge Service Co., Ltd., Philippine Charter Insurance Corporation, etc.) is negligible and they are in their entirety not significant, they have not been accounted for by the equity method.	As the impact of unconsolidated subsidiaries and affiliates not accounted for by the equity method on the consolidated net income and consolidated retained earnings for semiannual periods is negligible and they are in their entirety not significant, they have not been accounted for by the equity method.
Major unconsolidated subsidiaries and affiliates are as follows:
Sumitomo Marine Staff Services Co., Ltd.
Sumitomo Marine Automobile Claims Survey Co., Ltd.
Sumitomo Marine Management (U.S.A.), Inc.
Sumikai Head Office Maintenance Services Co., Ltd.
(1) Number of affiliates accounted for by the equity method 1
Name of company:
   Mitsui Sumitomo CitiInsurance Life Insurance Co., Ltd
   As Mitsui Sumitomo CitiInsurance Life Insurance Co., Ltd, has been newly included as an affiliate, it is included in the category of affiliates accounted for by the equity method from the six months ended September 30, 2002.
			(2)As the impact of unconsolidated subsidiaries and affiliates not accounted for by the equity method on the consolidated net income and retained earnings for semiannual periods (MITSUI SUMITOMO INSURANCE Staffing Service Company, Limited, BPI/MS Insurance Corporation etc.) is negligible and they are in their entirety not significant, they have not been accounted for by the equity method.	As the impact of unconsolidated subsidiaries and affiliates not accounted for by the equity method on the consolidated net income and consolidated retained earnings for the business year under review (MITSUI SUMITOMO INSURANCE Staffing Service Company, Limited, BPI/MS Insurance Corporation etc.) is negligible and they are in their entirety not significant, they have not been accounted for by the equity method.

(Intentionally omitted)	(Intentionally omitted)	(Intentionally omitted)	(Intentionally omitted)	(Intentionally omitted)

4. Significant Accounting Policies
(1) Standard and method of valuation for securities
Standard and method of valuation for securities held by the company which files the semiannual report (“filing company”) and domestic consolidated subsidiaries are as follows:
(1) Standard and method of valuation for securities
Standard and method of valuation for securities held by the parent company, Sumitomo Marine Yu-Yu Life Insurance Co., Ltd. and Sumitomo Marine Asset Management Co., Ltd. are as follows:
(1) Standard and method of valuation for securities
Standard and method of valuation for securities held by the company which files the semiannual report (“filing company”) and domestic consolidated subsidiaries are as follows:
(1) Standard and method of valuation for securities
Standard and method of valuation for securities held by the company which files the semiannual report (“filing company”) and domestic consolidated subsidiaries are as follows:

(1) Valuation of the held-to-maturity securities is carried at the depreciation cost method.
(2) Valuation of shares of subsidiaries and affiliate companies is carried at the cost method on a moving average cost basis.
(1) Valuation of shares of subsidiaries and affiliates is carried at the cost method on a moving average cost basis.
(1) Trading securities are valued at market value and cost of sales is calculated using the moving average method.
(2) The held-to-maturity securities are valued at amortized cost.
(3) Stocks of unconsolidated subsidiaries and affiliate companies to which the equity method are not applied are valued at the cost using the moving average method.

(1) Valuation of the held-to-maturity securities is carried at the depreciation cost method.
(2) Valuation of shares of subsidiaries and affiliate companies is carried at the cost method on a moving average cost basis.

	(Intentionally omitted)	(Intentionally omitted)	(Intentionally omitted)	(Intentionally omitted)

	For the six months	For the six months	For the six months ended	For the year ended
	ended Sep. 30, 2001	ended Sep. 30, 2001	Sep. 30, 2002	Mar. 31, 2002
	(Apr. 1, 2001 – Sep.	(Apr. 1, 2001 – Sep.	(Apr. 1, 2002 – Sep.	(Apr. 1, 2001 – Mar.
Items	30, 2001)	30, 2001)	30, 2002)	31 2002)

	Mitsui Marine	Sumitomo Marine

	(10) Accounting for deferred assets under Article 113 of the Insurance Business Law:	(10) Accounting for deferred assets under Article 113 of the Insurance Business Law:	(10) Accounting for deferred assets under Article 113 of the Insurance Business Law:	(9) Accounting for deferred assets under Article 113 of the Insurance Business Law:
	The amount to be amortized of deferred assets under Article 113 of the Insurance Business Law is calculated in accordance with the laws and regulations, and the provisions of the Articles of Incorporation of life insurance subsidiaries.	Sumitomo Marine Yu-Yu Life Insurance Co., Ltd. states an amount to be amortized for deferred assets under Article 113 of the Insurance Business Law is calculated in accordance with the laws and regulations, and the provisions of the Articles of Incorporation.	The amount of amortization of deferred assets under Article 113 of the Insurance Business Law is calculated in accordance with the laws and regulations, and the provisions of the Articles of Incorporation of life insurance subsidiaries.	The amount to be amortized of deferred assets under Article 113 of the Insurance Business Law is calculated in accordance with the laws and regulations, and the provisions of the Articles of Incorporation of life insurance subsidiaries.

(11) Accounting standards for overseas consolidated subsidiaries are based on the accounting standards of the country in which each subsidiary locates.

     Hereinafter intentionally omitted

Notes
(Semiannual Consolidated Balance Sheet)

(Before amendment)

For the six months ended	For the six months ended	For the six months ended	For the year ended
September 30, 2001	September 30, 2001	September 30, 2002	March 31, 2002
(Apr. 1, 2001 – Sep. 30, 2001)	(Apr. 1, 2001 – Sep. 30, 2001)	(Apr. 1, 2002 – Sep. 30, 2002)	(Apr. 1, 2001 – Mar. 31, 2002)

Mitsui Marine	Sumitomo Marine

*1. The accumulated amount of depreciation of real property and equipment is ¥141,728 million and the advanced depreciation of real property and equipment is ¥13,819 million.	*1. The accumulated amount of depreciation of real property and equipment is ¥121,891 million and the advanced depreciation of real property and equipment is ¥10,251 million.	*1. The accumulated amount of depreciation of real property and equipment is ¥278,528 million and the advanced depreciation of real property and equipment is ¥23,043 million.	*1. The accumulated amount of depreciation of real property and equipment is ¥270,573 million and the advanced depreciation of real property and equipment is ¥23,732 million.

(hereinafter to be omitted)	(hereinafter to be omitted)	(hereinafter to be omitted)	(hereinafter to be omitted)

*5. Other assets include deferred assets of ¥2,787 million of Article 113 of the Insurance Business Law.	*5. Other assets include ¥1,786 million of deferred assets under Article 113 of the Insurance Business Law.	*5. Other assets include deferred assets of ¥2,203 million of Article 113 of the Insurance Business Law.	5. Other assets include deferred assets of ¥1,587 million of Article 113 of the Insurance Business Law.

     Hereinafter intentionally omitted

     (After amendment)

For the six months ended	For the six months ended	For the six months ended	For the year ended
September 30, 2001	September 30, 2001	September 30, 2002	March 31, 2002
(Apr. 1, 2001 – Sep. 30, 2001)	(Apr. 1, 2001 – Sep. 30, 2001)	(Apr. 1, 2002 – Sep. 30, 2002)	(Apr. 1, 2001 – Mar. 31, 2002)

Mitsui Marine	Sumitomo Marine

*1. The accumulated amount of depreciation of real property and equipment is ¥141,728 million and the advanced depreciation of real property and equipment is ¥13,819 million.	*1. The accumulated amount of depreciation of real property and equipment is ¥121,891 million and the advanced depreciation of real property and equipment is ¥10,251 million.	*1. The accumulated amount of depreciation of real property and equipment is ¥278,518 million and the advanced depreciation of real property and equipment is ¥23,043 million.	*1. The accumulated amount of depreciation of real property and equipment is ¥270,573 million and the advanced depreciation of real property and equipment is ¥23,732 million.

(hereinafter to be omitted)	(hereinafter to be omitted)	(hereinafter to be omitted)	(hereinafter to be omitted)

*5. Other assets include deferred assets of ¥2,787 million of Article 113 of the Insurance Business Law.	*5. Other assets include ¥1,786 million of deferred assets under Article 113 of the Insurance Business Law.	*5. Other assets include deferred assets of ¥1,389 million of Article 113 of the Insurance Business Law.	5. Other assets include deferred assets of ¥1,587 million of Article 113 of the Insurance Business Law.

     Hereinafter intentionally omitted

(Semiannual Consolidated Statement of Income)

(Before amendment)

For the six months ended	For the six months ended	For the six months ended	For the year ended
September 30, 2001	September 30, 2001	September 30, 2002	March 31, 2002
(Apr. 1, 2001 – Sep. 30, 2001)	(Apr. 1, 2001 – Sep. 30, 2001)	(Apr. 1, 2002 – Sep. 30, 2002)	(Apr. 1, 2001 – Mar. 31, 2002)

Mitsui Marine	Sumitomo Marine

*1. The details of business expenses are as follows:	*1. The details of business expenses are as follows:	*1. The details of business expenses are as follows:	*1. The details of business expenses are as follows:

Agent commission, etc:	Agent commission, etc:	Agent commission, etc:	Agent commission, etc:
¥59,204 million	¥56,655 million	¥118,813 million	¥174,651 million
Salaries: ¥31,905 million	Salaries: ¥27,233 million	Salaries: ¥56,905 million	Salaries: ¥92,068 million
Business expenses are the aggregated amount of loss adjustment expenses, operating, general and administrative expenses, and commission and brokerage expenses in the accompanying semiannual consolidated statement of income.	Business expenses are the aggregated amount of loss adjustment expense, operating, general and administrative expenses, and commission and brokerage expenses on the consolidated statement of income.	Business expenses are the aggregated amount of loss adjustment expenses, operating, general and administrative expenses, and commission and brokerage expenses in the accompanying semiannual consolidated statement of income.	Business expenses are the aggregated amount of loss adjustment expenses, operating, general and administrative expenses, and commission and brokerage expenses in the accompanying consolidated statement of income.

     Hereinafter intentionally omitted

     (Before amendment)

For the six months ended	For the six months ended	For the six months ended	For the year ended
September 30, 2001	September 30, 2001	September 30, 2002	March 31, 2002
(Apr. 1, 2001 – Sep. 30, 2001)	(Apr. 1, 2001 – Sep. 30, 2001)	(Apr. 1, 2002 – Sep. 30, 2002)	(Apr. 1, 2001 – Mar. 31, 2002)

Mitsui Marine	Sumitomo Marine

*1. The details of business expenses are as follows:	*1. The details of business expenses are as follows:	*1. The details of business expenses are as follows:	*1. The details of business expenses are as follows:

Agent commission, etc:	Agent commission, etc:	Agent commission, etc:	Agent commission, etc:
¥59,204 million	¥56,655 million	¥118,813 million	¥174,651 million
Salaries: ¥31,905 million	Salaries: ¥27,233 million	Salaries: ¥56,825 million	Salaries: ¥92,068 million
Business expenses are the aggregated amount of loss adjustment expenses, operating, general and administrative expenses, and commission and brokerage expenses in the accompanying semiannual consolidated statement of income.	Business expenses are the aggregated amount of loss adjustment expense, operating, general and administrative expenses, and commission and brokerage expenses on the consolidated statement of income.	Business expenses are the aggregated amount of loss adjustment expenses, operating, general and administrative expenses, and commission and brokerage expenses in the accompanying semiannual consolidated statement of income.	Business expenses are the aggregated amount of loss adjustment expenses, operating, general and administrative expenses, and commission and brokerage expenses in the accompanying consolidated statement of income.

     Hereinafter intentionally omitted

(Semiannual Consolidated Cash Flows)

(Before amendment)

For the six months ended	For the six months ended
September 30, 2001	September 30, 2001
(Apr. 1, 2001 - Sep. 30, 2001)	(Apr. 1, 2001 - Sep. 30, 2001)	For the six months ended	For the year ended
September 30, 2002	March 31, 2002
Mitsui Marine	Sumitomo Marine	(Apr. 1, 2002 - Sep. 30, 2002)	(Apr. 1, 2001 - Mar. 31, 2002)

1. Cash and cash equivalents as of September 30, 2001 were reconciled to the amounts reported in the consolidated balance sheet as follows:	1. Cash and cash equivalents as of September 30, 2001 were reconciled to the amounts reported in the consolidated balance sheet as follows:	1. Cash and cash equivalents as of September 30, 2002 were reconciled to the amounts reported in the consolidated balance sheet as follows:	1. Cash and cash equivalents as of March 31, 2002 were reconciled to the amounts reported in the consolidated balance sheet as follows:
(As of September 30, 2001)	(As of September 30, 2001)	(As of September 30, 2002)	(As of March 31, 2002)
Cash and bank deposits:	Cash and bank deposits:	Cash and bank deposits:	Cash and bank deposits:
¥235,333 million	¥244,702 million	¥365,957 million	¥415,024 million
Call loans:	¥168 million	Call loans:	¥10,000 million	Call loans:	¥328 million
Monetary claims bought:	Monetary claims bought:	Monetary claims bought:	Monetary claims bought:
¥23,554 million	¥5,182 million	¥44,058 million	¥17,774 million
Securities:	¥2,438,791 million
Time deposits with maturities	Time deposits with maturities	Time deposits with maturities	Time deposits with maturities
of more than three months:	of more than three months:	of more than three months:	of more than three months:
- ¥34,534 million	- ¥22,107 million	- ¥66,487 million	- ¥57,719 million
Monetary claims bought other	Monetary claims bought other	Monetary claims bought other	Monetary claims bought other
than cash equivalents:	than cash equivalents:	than cash equivalents:	than cash equivalents:
- ¥3,072 million	- ¥2,551 million	- ¥3,272 million	- ¥3,452 million
Securities included in cash	Securities included in cash	Securities included in cash	Securities included in cash
equivalents:	¥348 million	equivalents:	- ¥2,438,296 million	equivalents:	¥545 million	equivalents:	¥427 million

Cash and cash equivalents:	Cash and cash equivalents:	Cash and cash equivalents:	Cash and cash equivalents:
¥221,628 million	¥225,889 million	¥350,801 million	¥372,383 million

2. Cash flows from investing activities include cash flows arising from asset management business for insurance business.	2. Cash flows from investing activities include the cash flows arising from asset management business for insurance business.	2. Cash flows from investing activities include cash flows arising from asset management business for insurance business.	2. Same as that for the six months ended September 30, 2002.

(After amendment)

For the six months ended	For the six months ended
September 30, 2001	September 30, 2001
(Apr. 1, 2001 - Sep. 30, 2001)	(Apr. 1, 2001 - Sep. 30, 2001)	For the six months ended	For the year ended
September 30, 2002	March 31, 2002
Mitsui Marine	Sumitomo Marine	(Apr. 1, 2002 - Sep. 30, 2002)	(Apr. 1, 2001 - Mar. 31, 2002)

1. Cash and cash equivalents as of September 30, 2001 were reconciled to the amounts reported in the consolidated balance sheet as follows:	1. Cash and cash equivalents as of September 30, 2001 were reconciled to the amounts reported in the consolidated balance sheet as follows:	1. Cash and cash equivalents as of September 30, 2002 were reconciled to the amounts reported in the consolidated balance sheet as follows:	1. Cash and cash equivalents as of March 31, 2002 were reconciled to the amounts reported in the consolidated balance sheet as follows:
(As of September 30, 2001)	(As of September 30, 2001)	(As of September 30, 2002)	(As of March 31, 2002)
Cash and bank deposits:	Cash and bank deposits:	Cash and bank deposits:	Cash and bank deposits:
¥235,333 million	¥244,702 million	¥360,764 million	¥415,024 million
Call loans:	¥168 million	Call loans:	¥10,000 million	Call loans:	¥328 million
Monetary claims bought:	Monetary claims bought:	Monetary claims bought:	Monetary claims bought:
¥23,554 million	¥5,182 million	¥44,058 million	¥17,774 million
Securities:	¥2,438,791 million
Time deposits with maturities	Time deposits with maturities	Time deposits with maturities	Time deposits with maturities
of more than three months:	of more than three months:	of more than three months:	of more than three months:
- ¥34,534 million	- ¥22,107 million	- ¥66,487 million	- ¥57,719 million
Monetary claims bought other	Monetary claims bought other	Monetary claims bought other	Monetary claims bought other
than cash equivalents:	than cash equivalents:	than cash equivalents:	than cash equivalents:
- ¥3,072 million	- ¥2,551 million	- ¥3,272 million	- ¥3,452 million
Securities included in cash	Securities included in cash	Securities included in cash	Securities included in cash
equivalents:	¥348 million	equivalents:	- ¥2,438,296 million	equivalents:	¥545 million	equivalents:	¥427 million

Cash and cash equivalents:	Cash and cash equivalents:	Cash and cash equivalents:	Cash and cash equivalents:
¥221,628 million	¥225,889 million	¥345,608 million	¥372,383 million

2. Cash flows from investing activities include cash flows arising from asset management business for insurance business.	2. Cash flows from investing activities include the cash flows arising from asset management business for insurance business.	2. Cash flows from investing activities include cash flows arising from asset management business for insurance business.	2. Same as that for the six months ended September 30, 2002.

(Marketable Securities)
(Before amendment)

Securities

1.	Information on held-to-maturity debt securities for which market value is available

Intentionally omitted

2.	Information on other securities for which market value is available

(Millions of yen)

Types of securities	As of Sep. 30, 2001			As of Sep. 30, 2001

	Mitsui Marine			Sumitomo Marine

		Consolidated	Unrecognized		Consolidated	Unrecognized
	Acquisition	carrying	gain	Acquisition	carrying	gain
	costs	value	or loss	costs	value	or loss

Bonds and debentures	750,262	786,839	36,577	1,099,434	1,157,217	57,783
Stock	506,312	919,485	413,173	460,496	798,071	337,574
Foreign securities	359,587	371,937	12,350	372,052	421,661	49,609
Other	23,606	23,156	-449	11,341	10,892	-448

Total	1,639,768	2,101,419	461,651	1,943,324	2,387,843	444,518

[Additional columns below]

[Continued from above table, first column(s) repeated]

Types of securities	As of Sep. 30, 2002			As of Mar. 31, 2002

		Consolidated	Unrecognized		Consolidated	Unrecognized
	Acquisition	carrying	gain	Acquisition	carrying	gain
	costs	value	or loss	costs	value	or loss

Bonds and debentures	2,098,921	2,184,032	85,110	2,001,557	2,066,982	65,424
Stock	917,760	1,609,150	691,390	934,182	1,843,020	908,838
Foreign securities	750,872	837,887	87,014	738,975	835,982	97,006
Other	32,325	31,574	-750	28,251	28,573	322

Total	3,799,880	4,662,645	862,765	3,702,966	4,774,559	1,071,592

Hereinafter intentionally omitted

(After amendment)

Securities

1.	Information on held-to-maturity debt securities for which market value is available

Intentionally omitted

2.	Information on other securities for which market value is available

(Millions of yen)

Types of securities	As of Sep. 30, 2001			As of Sep. 30, 2001

	Mitsui Marine			Sumitomo Marine

		Consolidated	Unrecognized		Consolidated	Unrecognized
	Acquisition	carrying	gain	Acquisition	carrying	gain
	costs	value	or loss	costs	value	or loss

Bonds and debentures	750,262	786,839	36,577	1,099,434	1,157,217	57,783
Stock	506,312	919,485	413,173	460,496	798,071	337,574
Foreign securities	359,587	371,937	12,350	372,052	421,661	49,609
Other	23,606	23,156	-449	11,341	10,892	-448

Total	1,639,768	2,101,419	461,651	1,943,324	2,387,843	444,518

[Additional columns below]

[Continued from above table, first column(s) repeated]

Types of securities	As of Sep. 30, 2002			As of Mar. 31, 2002

		Consolidated	Unrecognized		Consolidated	Unrecognized
	Acquisition	carrying	gain	Acquisition	carrying	gain
	costs	value	or loss	costs	value	or loss

Bonds and debentures	2,098,921	2,184,032	85,110	2,001,557	2,066,982	65,424
Stock	917,760	1,609,150	691,390	934,182	1,843,020	908,838
Foreign securities	750,872	837,887	87,014	738,975	835,982	97,006
Other	32,320	31,569	-750	28,251	28,573	322

Total	3,799,875	4,662,640	862,765	3,702,966	4,774,559	1,071,592

Hereinafter intentionally omitted

(Segment Information)
[Business segment information]
(Before amendment)

Intentionally omitted

Six months ended September 30, 2002 (from April 1, 2002 to September 30, 2002)

(Millions of yen)

	Non-life insurance	Life insurance
	business	business	Total	Eliminations	Consolidated

Ordinary income and ordinary income and expenses
(1) Ordinary income to third parties	886,052	64,626	950,679	378	950,300
(2) Intergroup ordinary income	895	—	895	895	—

Total	886,947	64,626	951,574	1,273	950,300

Ordinary expenses	842,354	64,549	906,904	1,273	905,630

Ordinary profit	44,592	77	44,670	—	44,670

(Notes)	(1)	Business segments are determined based on the actual condition of businesses in the filing company and consolidated subsidiaries.

	(2)	The major businesses in each business segment are as follows:

		Non-life insurance business:	Underwriting business and asset management business for non-life insurance
		Life insurance business:	Underwriting business and asset management business for life insurance

	(3)	The amount stated in the column “Eliminations” of ordinary income to third parties for the six months ended September 30, 2002 represents the amount transferred, as a result that the reversal of underwriting reserves which has been classified as ordinary expenses for the life insurance business segment is included in and stated as the provision for underwriting reserves on the semiannual consolidated balance sheet.

Hereinafter intentionally omitted

(After amendment)

Intentionally omitted

Six months ended September 30, 2002 (from April 1, 2002 to September 30, 2002)

(Millions of yen)

	Non-life insurance	Life insurance
	business	business	Total	Eliminations	Consolidated

Ordinary income and ordinary income and expenses
(1) Ordinary income to third parties	886,052	64,600	950,652	378	950,274

(2) Intergroup ordinary income —	895	—	895	895	—

Total	886,947	64,600	951,547	1,273	950,274

Ordinary expenses	842,354	64,552	906,907	1,273	905,633

Ordinary profit	44,592	48	44,640	—	44,640

(Notes)	(1)	Business segments are determined based on the actual condition of businesses in the filing company and consolidated subsidiaries.

	(2)	The major businesses in each business segment are as follows:

		Non-life insurance business:	Underwriting business and asset management business for non-life insurance
		Life insurance business:	Underwriting business and asset management business for life insurance

	(3)	The amount stated in the column “Eliminations” of ordinary income to third parties for the six months ended September 30, 2002 represents the amount transferred, as a result that the reversal of underwriting reserves which has been classified as ordinary expenses for the life insurance business segment is included in and stated as the provision for underwriting reserves on the semiannual consolidated balance sheet.

Hereinafter intentionally omitted

3. [Translation in English]

May 19, 2003

Summary of Non-Consolidated Financial Statements
for the Year Ended March 31, 2003

Name of Listed Company:	Mitsui Sumitomo Insurance Company, Limited
Code Number:	8752
Stock Exchanges:	Tokyo Stock Exchange, Osaka Securities
Exchange and Nagoya Securities Exchange
Headquarters:	Tokyo
(URL http://www.ms-ins.com)
Representative:	Hiroyuki Uemura, President & Director
Contact:	Hiroyuki Hata
Manager of Financial Accounting Section, Accounting Dept.
Phone number 03-3297-6648

The Board of Directors approved the non-consolidated financial statements of Mitsui Sumitomo Insurance Company, Limited (the “Company”) on the following date:
May 19, 2003

Whether or not the system to pay interim dividends has been provided for in the Articles of Incorporation:	Not provided.

Date of the Ordinary General Meeting of Shareholders:	June 27, 2003

Whether or not the unit share (tan-gen kabu) system has been adopted by the Company:	Provided
(The unit of share for one vote (1 tan-gen) is 1,000 shares)

1.	Non-consolidated business results for the fiscal year ended March 31, 2003 (from April 1, 2002 to March 31, 2003):

(Note) (1)	The Company was renamed as of October 1, 2001, as a result of the merger of Mitsui Marine and Fire Insurance Company, Limited (“Mitsui”) and The Sumitomo Marine & Fire Insurance Company, Limited (“Sumitomo”). For the convenience of comparison with the business results for the fiscal year ended March 31, 2003, the business results for the fiscal year ended March 31, 2002 are represented, in principle, by the accumulated figures of business results of Sumitomo and Mitsui without any adjustment. The business results for the fiscal year ended March 31, 2002 are represented by the accumulated figures of Sumitomo for the semiannual period from April 1, 2001 to September 30, 2001 and the Company for the fiscal year from April 1, 2001 to March 31, 2002 without any adjustment. (The same shall be applied hereinafter.)

Provided, however, that net income per share, diluted net income per share, the average number of shares in issue and payout ratio are represented by the results of the Company (for the fiscal year).

(2)	All amounts are in millions and amounts less than one million have been disregarded. The ratio is rounded to the nearest whole number. In addition, any negative amounts appear with the mark (-). (The same shall be applied hereinafter.)

(1)	Non-consolidated operating results

	Net premiums written				Ordinary profit			Net income

	¥ mil		%		¥ mil	%		¥ mil	%

For the fiscal year ended	(1,250,521	)*	(6.4	)*	47,679	-	23.9	32,362		37.1
March 31, 2003	1,235,313		4.1
For the fiscal year ended	(1,175,662	)*	(1.2	)*
March 31, 2002	1,187,204		1.2		62,635		11.0	23,607	-	13.0

	Net income	Diluted net income				Net operating
	per share	per share	Return on equity	Net loss ratio		expenses ratio
			%	%		%

For the fiscal year ended	¥22.15	¥21.07	2.8	(54.2	)*	(33.4)*
March 31, 2003				54.9		33.8
For the fiscal year ended				(57.8	)*	(36.4)*
March 31, 2002	¥14.74	¥13.93	1.7	57.3		36.0

(Notes)

(1)	The average number of shares of common stock in issue was 1,457,297,148 shares for the fiscal year ended March 31, 2003 and 1,115,620,523 shares for the fiscal year ended March 31, 2002.

(2)	No change in accounting treatment was made during the fiscal year ended March 31, 2003.

(3)	The percentages presented in the column “Net premiums written”, “Ordinary profit” and “Net income” above represent an increase or decrease ratio in comparison with the corresponding figures for the previous fiscal year.

•	Net loss ratio = (Net claims paid + Loss adjustment expense) / Net premiums written × 100

•	Net operating expenses ratio = (Commissions and collection expenses + Operating expenses and general an administrative expenses) / Net premiums written × 100

(Operating expenses and general and administrative expenses are limited to those incurred with underwriting of insurance.)

*	The figures presented in parenthesis in the column “Net premiums written”, “Net loss ratio” and “Net claims paid” represent the amount after deducting the refundable premium of the automobile insurance “Modo-Rich”, which contains a special clause of premium adjustment and refund at maturity, and is provided for the purpose of comparison with other companies. Since the relevant amount of this refundable premium is reserved in the underwriting reserves, it has no effect on ordinary profit nor net income for the fiscal year ended March 31, 2003.

(2)	Dividends

		Annual dividend per share

		Interim dividend
		per share	Year-end dividend per share

For the fiscal year ended March 31, 2003	¥7.50	–	¥7.50
For the fiscal year ended March 31, 2002	¥7.50	–	¥7.50

			Dividend as a
	Total dividends		percentage of
	per year	Dividend as a percentage of	shareholders’
	(¥ mil.)	net income	equity

For the fiscal year ended March 31, 2003	10,886	33.9%	1.1%
For the fiscal year ended March 31, 2002	10,949	66.6%	0.9%

(3)	Non-consolidated financial conditions

			Shareholders’
			equity as a	Shareholders’ equity
	Total assets	Shareholders’ equity	percentage of total	per share
	(¥ mil.)	(¥ mil.)	assets	(¥)

For the fiscal year ended March 31, 2003	5,900,738	1,026,508	17.4%	707.10
For the fiscal year ended March 31, 2002	6,897,755	1,262,507	18.3%	864.74

(Notes)

(1)	The number of shares of common stock in issue was 1,451,592,169 shares as of March 31, 2003 and 1,459,972,121 shares as of March 31, 2002.

(2)	The number of treasury stock was 28,301,836 shares as of March 31, 2003 and 19,921,884 shares as of March 31, 2002.

2.	Non-consolidated operating results forecast for the Year ending March 31, 2004 (from April 1, 2003 to March 31, 2004)

				Annual dividend
				per share

	Net premiums written	Ordinary income	Net income	Interim dividend	(Year-end dividend)

	¥ mil	¥ mil	¥ mil
For the six months ending	(647,000)*
September 30, 2003	644,000	31,000	18,000	—	—	—
	¥ mil	¥ mil	¥ mil
For the fiscal year ending	(1,297,000)*
March 31, 2004	1,295,000	70,000	38,000	—	¥7.50	¥7.50

The estimated net income per share for the fiscal year ending March 31, 2004: ¥26.12

Note:

The foregoing are forward-looking statements based on a number of assumptions and beliefs in light of the information currently available to management and subject to significant risks and uncertainties. Actual financial results may differ materially depending on a number of factors including, adverse economic conditions, currency exchange rate fluctuations, adverse legislative and regulatory developments, delays in new product launches, pricing and insurance product initiatives of competitors, the inability of the Company to market existing and new insurance products effectively, infringements intellectual property rights of the Company and the adverse outcome of material litigation.

(Note)	Please refer to page 27 of the Japanese original version with respect to the preconditions and other related matters for the operating results forecast stated above.

*	The figure presented in parenthesis in the column “Net premiums written” represents the amount after deducting the refundable premium of the automobile insurance “Modo-Rich”, which contains a special clause of premium adjustment and refund at maturity, and is provided for the purpose of comparison with other companies.

The figures after deducting the refundable premium of the automobile insurance “Modo-Rich”, which contains a special clause of premium adjustment and refund at maturity, is presented herein.

Income and Loss for the Year ended March 31, 2003
in comparison with the Previous Fiscal Year

(All amounts are in millions of yen.)

Years				Percentage of
	For the fiscal year	For the fiscal year		increase or
Accounts	ended March 31, 2002	ended March 31, 2003	Fluctuation	decrease

Direct premiums written (including				%
deposit premiums from policyholders)	1,578,745	1,618,190	39,445	2.5
Direct premiums written	1,282,014	1,311,432	29,418	2.3

Ordinary Income and Expenses
Underwriting income	1,681,851	1,687,038	5,186	0.3
Net premiums written	1,175,662	1,250,521	74,859	6.4
Deposit premiums from policyholders	296,730	306,757	10,027	3.4
Underwriting expenses	1,451,341	1,443,941	- 7,400	- 0.5
Net losses paid	623,216	620,679	- 2,536	- 0.4
Losses adjustment expenses	56,853	57,286	432	0.8
Commissions and collection expenses	207,580	212,260	4,679	2.3
Deposits to policyholders	523,145	538,281	15,136	2.9

Investment income	102,652	100,493	- 2,158	- 2.1
Interest and dividend received	129,222	116,816	-12,405	-9.6
Gain on sales of securities	37,922	44,879	6,956	18.3
Investment expenses	36,422	76,135	39,712	109.0
Loss on sales of securities	2,845	14,943	12,098	425.2
Loss on valuation of securities	27,125	50,265	23,140	85.3

Operating expenses and general and administrative expenses	234,929	220,524	- 14,405	- 6.1
Operating expenses and general and administrative expenses for underwriting	219,808	205,623	- 14,184	- 6.5

Other ordinary income and expenses	825	748	- 76	- 9.3

Ordinary profit	62,635	47,679	- 14,955	- 23.9
Underwriting gain	10,228	36,976	26,747	261.5

Extraordinary Income and Losses
Extraordinary income	12,361	22,056	9,694	78.4
Extraordinary losses	42,739	15,801	- 26,937	- 63.0

Extraordinary income and losses	- 30,377	6,254	36,632	—

Income before income taxes	32,257	53,934	21,676	67.2
Income tax and residents tax	16,797	33,681	16,883	100.5
Adjustment to income taxes	- 8,148	- 12,109	- 3,961	—
Net income	23,607	32,362	8,755	37.1

Unappropriated retained earnings brought forward from the previous fiscal year	16,942	21,827	4,885	28.8
Reversal of reserve for special depreciation	143	—	- 143	- 100.0
Reversal of reserve for overseas investment loss	0	—	- 0	- 100.0
Reversal of reserve for deferred profit	4	—	- 4	- 100.0
Provision for reserve for deferred profit	60	—	- 60	- 100.0
Adjustments due to merger	- 40	—	40	—
Unappropriated retained earnings at end of year	40,597	54,190	13,593	33.5

Ratio	%	%
Net loss ratio	57.8	54.2
Net operating expense ratio	36.4	33.4

Yield on investment asset (income yield)	2.54	2.37
Yield on asset management (realized yield)	2.71	1.82

(Reference)	Total return based on the fair value:	-2.59% for the fiscal year ended March 31, 2002 -5.18% for the fiscal year ended March 31, 2003

(Note)	Underwriting gain = Underwriting income — (Underwriting expenses + Operating expenses and general and administrative expenses for underwriting) + Other income and expenses
“Other income and expenses” includes the amounts equivalent to income taxes incurred with Compulsory automobile liability insurance, etc.

The figures after deducting the refundable premium of the automobile insurance “Modo-Rich”, which contains a special clause of premium adjustment and refund at maturity, is presented herein.

     Direct premiums written (including deposit premiums from policyholders)

(All amounts are in millions of yen.)

Years	For the fiscal year ended March 31, 2002					For the fiscal year ended March 31, 2003

Accounts	Amount	Increase		Ratio		Amount	Increase		Ratio

			%		%			%		%
Fire Insurance	255,832	- 5.5		16.2		261,883	2.4		16.2
Marine Insurance	58,534	5.3		3.7		59,166	1.1		3.7
Personal Accident Insurance	340,154	- 16.0		21.5		351,398	3.3		21.7
Automobile Insurance	582,516	1.3		36.9		581,640	- 0.2		35.9
Compulsory Automobile Liability Insurance	149,910	0.1		9.5		181,560	21.1		11.2
Other	191,796	- 0.6		12.2		182,541	- 4.8		11.3

Total	1,578,745	- 4.2		100.0		1,618,190	2.5		100.0
Deposit premiums from policyholders (inclusive)	296,730	- 20.5		18.8		306,757	3.4		19.0

     Net premiums written

(All amounts are in millions of yen.)

Years	For the fiscal year ended March 31, 2002					For the fiscal year ended March 31, 2003

Accounts	Amount	Increase		Ratio		Amount	Increase		Ratio

			%		%			%		%
Fire Insurance	161,572	- 1.6		13.7		166,317	2.9		13.3
Marine Insurance	49,827	6.1		4.2		52,506	5.4		4.2
Personal Accident Insurance	124,225	- 5.0		10.6		122,726	- 1.2		9.8
Automobile Insurance	580,162	1.4		49.4		579,490	- 0.1		46.3
Compulsory Automobile Liability Insurance	90,513	3.2		7.7		165,034	82.3		13.2
Other	169,361	6.1		14.4		164,445	- 2.9		13.2

Total	1,175,662	1.2		100.0		1,250,521	6.4		100.0

     Net losses paid

(All amounts are in millions of yen.)

	For the fiscal year
Years	ended March 31, 2002			For the fiscal year ended March 31, 2003

			Net loss			Net loss
Accounts	Amount	Increase	ratio	Amount	Increase	ratio	(Fluctuation)

		%	%		%	%	%
Fire Insurance	49,422	- 12.7	32.8	53,094	7.4	34.0	1.2
Marine Insurance	28,282	13.5	60.1	23,901	- 15.5	48.4	- 11.7
Personal Accident Insurance	51,324	- 5.6	44.2	50,308	- 2.0	44.5	0.3
Automobile Insurance	334,919	0.1	63.2	330,411	- 1.3	62.7	- 0.5
Compulsory Automobile Liability Insurance	56,479	- 0.3	74.4	60,948	7.9	42.7	- 31.7
Other	102,788	8.8	63.9	102,015	- 0.8	65.4	1.5

Total	623,216	0.3	57.8	620,679	- 0.4	54.2	- 3.6

(Note 1)	Net loss ratio is calculated on the basis of net losses paid adding to loss adjustment expenses.
(Note 2)	The refundable premium of the automobile insurance “Modo-Rich”, which contains a special clause of premium adjustment and refund at maturity:

For the fiscal year ended March 31, 2002:	¥ 11,542 million
For the fiscal year ended March 31, 2003:	- ¥ 15,208 million

Balance Sheet

(All amounts are in millions of yen.)

Years	For the fiscal year ended		For the fiscal year ended
	March 31, 2002		March 31, 2003
	(As of March 31, 2002)		(As of March 31, 2003)

Accounts	Amount	Ratio	Amount	Ratio	Fluctuation

(Assets)				%
Cash deposits and savings	342,694	4.97	294,698	5.00	- 47,995
Cash on hand	1,193		1,153
Deposits in banks	341,500		293,544
Call loans	—	—	5,000	0.09	5,000
Futures bought	—	—	1,999	0.03	1,999
Monetary claims bought	17,774	0.26	38,574	0.65	20,799
Money trusts	38,416	0.56	26,758	0.45	- 11,657
Investments in securities	4,556,189	66.05	4,097,594	69.44	- 458,594
Government bonds	116,206		106,936
Municipal bonds	530,675		461,118
Corporate bonds	1,116,516		1,200,641
Stocks	1,919,063		1,436,260
Foreign securities	839,011		821,127
Other securities	34,715		71,508
Loans	757,797	10.98	716,542	12.14	- 41,254
Policy loans	25,887		22,441
General loans	731,909		694,101
Property and equipment	306,376	4.44	321,206	5.44	14,829
Land	100,119		107,709
Buildings	174,922		187,467
Equipment	30,543		25,250
Construction in progress	791		778
Other assets	334,717	4.85	337,325	5.72	2,607
Premiums receivable	3,798		2,387
Due to agents	82,253		74,572
Due to foreign agents	2,361		3,308
Co-insurance business receivable	6,929		6,988
Reinsurance business receivable	61,698		62,732
Foreign reinsurance business receivable	23,237		24,246
Agent business receivable	516		533
Other receivable	10,529		24,928
Accrued income	22,025		19,551
Guarantee deposits	29,234		28,651
Deposits with the Japan Earthquake Reinsurance Company	47,923		50,829
Suspense payments	38,660		32,702
Assets related to derivative transactions	3,857		3,634
Deferred loss on hedge accounting for derivatives	1,001		1,569
Other assets	690		690
Deferred tax assets	—	—	34,885	0.59	34,885
Customers’ liability under acceptances and guarantees	569,505	8.26	45,771	0.78	- 523,734
Bad debts reserve	- 25,707	- 0.37	- 19,606	- 0.33	6,100
Reserve for loss on investments	- 8	- 0.00	- 12	- 0.00	- 3

Total Assets	6,897,755	100.00	5,900,738	100.00	- 997,017

(All amounts are in millions of yen.)

Years	For the fiscal year ended		For the fiscal year ended
	March 31, 2002		March 31, 2003
	(As of March 31, 2002)		(As of March 31, 2003)

Accounts	Amount	Ratio	Amount	Ratio	Fluctuation

(Liabilities)
Underwriting funds	4,512,929	65.43	4,448,076	75.38	- 64,853
Outstanding claims	405,463		420,063
Underwriting reserve	4,107,466		4,028,012
Convertible bonds	85,098	1.23	22,250	0.38	- 62,848
Other liabilities	150,437	2.18	186,800	3.16	36,362
Co-insurance business payable	7,397		8,714
Reinsurance business payable	44,506		50,453
Foreign reinsurance business payable	20,310		23,186
Agent business payable	179		241
Income taxes payable	5,298		25,924
Guarantee money	11,215		17,689
Advance received	892		426
Other payable	34,221		30,767
Suspense receipts	17,473		15,117
Liabilities related to derivative transactions	2,190		11,520
Deferred profit on hedge accounting for derivatives	5,186		1,177
Other liabilities	1,565		1,581
Reserve for annuity and retirement benefits	163,190	2.37	152,095	2.58	- 11,094
Accrued bonuses for employees	10,685	0.15	11,507	0.19	822
Reserve for loss on sale of loans	1,619	0.02	—	—	- 1,619
Reserve for loss on investment in real estate	1,220	0.02	1,220	0.02	—
Reserve for price fluctuation	20,429	0.30	6,507	0.11	- 13,922
Deferred tax liabilities	120,132	1.74	—	—	- 120,132
Liabilities under acceptances and guarantees	569,505	8.26	45,771	0.78	- 523,734
Total liabilities	5,635,248	81.70	4,874,229	82.60	- 761,019

(Shareholders’ Equity)
Common stock	128,476	1.86	128,476	2.18	—
Capital surplus	81,991	1.19	81,991	1.39	—
Additional paid-in capital	81,991		81,991
Retained earnings	383,977	5.57	405,306	6.87	21,329
Legal earned reserve	36,040		38,340
General reserve	307,339		312,775
Special reserve	90,600		93,400
Reserve for dividend	66,400		67,200
Reserve for officers’ retirement benefit	1,400		1,400
Special reserve for policyholders	146,900		148,900
Reserve for overseas investment loss	7		6
Reserve for special depreciation	1,341		1,182
Reserve for deferred profit	690		686
Unappropriated retained earnings	40,597		54,190
Net income	23,607		32,362
Unrealized gains on investments, net of tax	679,664	9.85	426,705	7.23	- 252,959
Treasury stock	- 11,603	- 0.17	- 15,971	- 0.27	- 4,368
Total shareholders’ equity	1,262,507	18.30	1,026,508	17.40	- 235,998

Total Liabilities and Shareholders’ equity	6,897,755	100.00	5,900,738	100.00	- 997,017

Statement of Income

(All amounts are in millions of yen.)

Years	For the fiscal year ended	For the fiscal year ended
	March 31, 2002	March 31, 2003
	(April 1, 2001-March 31 2002)	(April 1, 2002-March 31 2003)

Accounts	Amount	Amount	Fluctuation

Ordinary Income and Expenses
Ordinary Income	1,794,599	1,791,223	- 3,375
Underwriting income	1,687,961	1,687,038	- 923
Net premiums written	1,187,204	1,235,313	48,108
Deposit premiums from policyholders	296,730	306,757	10,027
Investment income on deposit premiums from policyholders	71,226	65,442	- 5,784
Reversal of underwriting reserve	132,243	79,453	- 52,789
Foreign exchange gain	504	—	- 504
Other underwriting income	50	71	20
Investment income	102,652	100,493	- 2,158
Interest and dividends received	129,222	116,816	- 12,405
Investment gain on money trusts	1,950	1,375	- 575
Investment gain on trading securities	—	467	467
Gain on sales of securities	37,922	44,879	6,956
Profit on redemption of securities	1,898	1,991	93
Foreign exchange gain	1,588	—	- 1,588
Reversal of reserve for investment loss	5	—	- 5
Other investment income	1,290	404	- 886
Transfer of investment income on deposit premiums from policyholders	- 71,226	- 65,442	5,784
Other ordinary income	3,986	3,691	- 294

Ordinary Expense	1,731,964	1,743,544	11,579
Underwriting expenses	1,457,451	1,443,941	- 13,510
Net claims paid	623,216	620,679	- 2,536
Losses adjustment expenses	56,853	57,286	432
Commissions and collection expenses	207,580	212,260	4,679
Maturity refunds to policyholders	523,145	538,281	15,136
Dividends to policyholders	409	79	- 330
Provision for outstanding claims	24,759	14,600	- 10,159
Provision for underwriting reserve	20,799	—	- 20,799
Foreign exchange loss	347	451	103
Other underwriting expenses	338	303	- 35
Investment expenses	36,422	76,135	39,712
Loss on money trusts	4,125	3,851	- 273
Loss on sales of securities	2,845	14,943	12,098
Loss on valuation of securities	27,125	50,265	23,140
Loss on redemption of securities	39	12	- 26
Loss on derivative transactions	1,269	3,025	1,756
Foreign exchange loss	206	3,063	2,857
Provision for reserve for investment loss	—	3	3
Other investment expenses	811	968	156
Operating expenses and general and administrative expenses	234,929	220,524	- 14,405
Other ordinary expenses	3,160	2,943	- 217
Interest paid	1,163	853	- 309
Loss on bad debts	0	38	37
Other ordinary expenses	1,995	2,050	54

Ordinary profit	62,635	47,679	- 14,955

Extraordinary Income and Losses
Extraordinary income	12,361	22,056	9,694
Gain on sales of real estate and equipment	1,303	4,405	3,102
Reversal of reserve for price fluctuation	1,859	13,922	12,062
Other extraordinary income	9,199	3,728	- 5,470
Extraordinary losses	42,739	15,801	- 26,937
Loss on sales of real estate	3,069	2,487	- 582
Provision for reserve for price fluctuation	2,712	—	- 2,712
Other extraordinary losses	36,957	13,314	- 23,643

Income before income taxes	32,257	53,934	21,676
Income tax and residents tax	16,797	33,681	16,883
Adjustment to income taxes	- 8,148	- 12,109	- 3,961
Net income	23,607	32,362	8,755

Unappropriated retained earnings brought forward from the previous fiscal year	16,942	21,827	4,885
Reversal of reserve for special depreciation	143	—	- 143
Reversal of reserve for overseas investment loss	0	—	- 0
Reversal of reserve for deferred profit	4	—	- 4
Reserve for deferred profit	60	—	- 60
Adjustments due to merger	- 40	—	40
Unappropriated retained earnings at end of year	40,597	54,190	13,593

STATEMENT OF PROPOSED APPROPRIATION OF RETAINED EARNINGS

	(All amounts are in millions of yen.)
Years
	For the fiscal year ended	For the fiscal year ended
	March 31, 2002	March 31, 2003	Fluctuation
Accounts

Unappropriated retained earnings at end of year:	40,597	54,190	13,593
Transfer from appropriated retained earnings	164	240	76
Reserve for overseas investment loss	0	0
Reserve for special depreciation	159	231
Reserve for deferred profit	4	8
Total	40,761	54,430	13,669

Appropriations	18,933	23,166	4,233
Legal earned reserve	2,300	2,200
Dividends to shareholders	10,949	10,886
	(Ordinary dividends	(Ordinary dividends
	of ¥7.50 per share)	of ¥7.50 per share)
Officers’ bonuses	84	80
Transfer to appropriate retained earnings	5,600	10,000
Special reserve	2,800	5,000
Reserve for dividend	800	1,000
Special reserve for policyholders	2,000	4,000
Retained earnings carried forward to next year:	21,827	31,263	9,436

(Notes)	1. Officers’ bonuses are for Directors only.

2. Any amount less than one million yen is disregarded.

(Notes to Non-Consolidated Financial Statements for the Year ended March 31, 2003)
(Notes to Balance Sheet)

1.	Valuation policies and methods of securities are as follows:

(1)	Trading securities are valued at fair value. Cost of sales is calculated using moving average method.

(2)	Securities held to maturity are valued at amortized cost.

(3)	Stocks of subsidiaries and affiliates are valued at cost using the moving average method.

(4)	Other securities with fair values are valued at fair value as at March 31, 2003. Net unrealized gains or losses are reported as a separate component of stockholders’ equity, and cost of sales is calculated using moving average method.

(5)	Other securities without fair values are valued at cost using the moving average method or amortized cost.

2.	Securities managed as a major component of trust assets in the money trust are valued at fair value.

3.	Derivative financial instruments are valued at fair value. Provided, however, that derivative transactions that meet the certain criteria of transfer treatments of forward exchange transactions are accounted for under transfer treatments, and interest rate swaps that meet the certain criteria are accounted for under exceptional methods.

4.	Depreciation of property and equipment is computed using the declining-balance methods, except for buildings (excluding fixtures) acquired after 1st April, 1998, for which the straight-line method is applied.

Properties acquired for the purpose of collection of claims paid and planned to be sold are valued at cost or market whichever is lower basis, and they have not been amortized.

5.	Translation of foreign currency assets and liabilities into Japanese yen complies with the provisions of the Accounting Standards for Foreign Currency Transactions.

6.	(1)	Bad debt reserve is established under the standard for self-assessment of assets and the policy for depreciation and provision is as follows.

A reserve for bad debts for loans to debtors who are legally or formally deemed to be experiencing financial difficulties such as bankruptcy, special liquidation or whose notes are under suspension at clearing houses, and loans for debtors who are substantially bankrupt are provided for based on the amount remaining after deducting the collateral’s resale value and amounts collectible from guarantees.

A bad debt reserve for loans to debtors likely to experience financial difficulties in the future is provided based on the amount remaining after deducting the collateral’s resale value and amounts collectible from guarantees considering comprehensively debtors’ abilities to repay the entire outstanding debts.

For loans other than those described above, a bad debt reserve is calculated by multiplying actual historical bad debt ratios times outstanding balances.

Reserve for loans and receivables are provided for based on assessment under the assets self-assessment standard. The assessment was performed by the departments responsible for each asset. The independent internal audit department reviews those results.

(2)	Reserve for loss on investments is established as the result of management assessment for future possible losses on investments.

(3)	Reserve for annuity and retirement benefit is established to provide for future retirement benefits based on the estimated retirement benefit obligation and plan assets at March 31, 2003.

Prior service costs are amortized using the straight-line method over certain periods within the estimated average remaining service years of employees.

Actuarial gains and losses are amortized from the next fiscal year using the straight-line method over certain periods within the estimated average remaining service years of employees.

(4)	Accrued bonuses for employees are based on estimated amounts to be paid at March 31, 2003.

(5)	Reserve for loss on valuation of real estate is provided for based on the estimated amounts for future possible losses relating to future real estate transactions at March 31, 2003.

7.	Reserve for price fluctuation is recognized under Article 115 of the Insurance Business Law to provide for possible losses arising from price fluctuations of investment securities.

8.	Profit and losses on stock price option contracts for hedging purposes arising from fluctuations in stock prices relating to holding stocks and currency swap contracts for hedging purposes arising from cash flow fluctuations of foreign-denominated bonds due to fluctuations in foreign exchanges are accounted for under the deferral hedge accounting method. Interest rate swap contracts for hedging risks, arising from fluctuations in cash flow of loans or bonds relating to fluctuations in interest rates, are accounted for using the deferral hedge accounting method or the exceptional method.

Hedging effectiveness is assessed semi-annually by comparing cumulative fluctuations of the prices or cash flows between the hedged items and the hedging instruments during the periods from the hedging start dates to the assessment dates. When hedged items and hedging instruments are highly and clearly interrelated or when interest swap transactions meet the criteria for applying the exceptional method, the assessments for the effectiveness of hedging are omitted.

9.	Consumption tax is accounted for under the “Zei Nuki” (tax exclusive) method except those relating to loss adjustment expenses and operating and general and administrative expenses, which are accounted for under the “Zei Komi” (tax inclusive) method. Non-deductible consumption tax relating to assets is included in suspense payments and amortized in equal installments over a period of five years.

10.	Finance leases, except for those in which ownership is considered transferred to the lessee, are accounted for as operating leases similar to the rental of property.

11.	Credit derivative transactions, which were treated in the same manner as guarantee liabilities until the previous fiscal year, are stated in the balance sheet at their reasonable value from the fiscal year under review. As a result, in comparison with the case according to the previous method, ordinary income and income before income taxes decreased by ¥6,824 million. Customers’ liabilities under acceptance and guarantees and liabilities under acceptance and guarantees decreased by ¥533,126 million, respectively.

12.	(1)	Loans to financially impaired parties and overdue loans amounted to ¥78 million and ¥9,561 million, respectively. Loans to financially impaired parties represent those loans on which accrued interest receivable is not recognized because repayments of principal or interest were overdue for considerable periods and they are regarded as not collectible (excluding the portion of loans that were written off) and which meet the conditions provided in Article 96, section 1-3, 4 of the Corporation Tax Enforcement Order (1965 Government Ordinance No. 97).

Overdue loans represent loans not accruing interest excluding loans that have been granted grace for interest payments for the purpose of restructuring of, or support to debtors in financial difficulty and excludes loans to financially impaired parties.

	(2)	Overdue loans not less than 3 months amounted to ¥692 million. Overdue loans not less than 3 months represent loans for which principal or interest was not less than 3 months past after the contractual due date for repayment of principal or interest and excludes loans to financially impaired parties and overdue loans.

	(3)	Restructured loans amounted to ¥21,866 million. Restructured loans have favorable terms to debtors such as interest exemption or reduction, grace on interest payments, grace on principal repayments, or forgiveness of debts for the purpose of restructuring of or support to debtors in financial difficulty. Loans to financially impaired parties, overdue loans and loans overdue not less than 3 months are excluded.

	(4)	Loans to financially impaired parties, overdue loans, overdue loans not less than 3 months, and restructured loans amounted to ¥32,199 million.

13.	Accumulated depreciation of property and equipment amounted to ¥280,823 million. The acquisition costs of certain properties were reduced by ¥22,822 million representing deferred profit on sales of other properties.

14.	Net income per share for the year ended March 31, 2003 was ¥22.15.

Net income for the fiscal year under review as calculation base amounted to ¥32,362 million, of which such income as not attributable to shareholders is ¥80 million of officers’ bonuses, net income for the business year under review attributable to shareholders is ¥32,282 million and the average number of shares of common stock during the fiscal year under review is 1,457,297 thousand shares.

In calculating net income per share, the “Accounting Rules on Net Income Per Share for the Current Year” (Corporate Accounting Rules No. 2) and the “Guideline for Application of the Accounting Rules on Net Income Per Share for the Current Year” (Guideline for Application of Corporate Accounting Rules No. 4) have been applied as from the fiscal year under review. Net income per share for the fiscal year under review as calculated according to the prior method is ¥22.20.

15.	Net assets under the provision of Article 290, Section 1, Item 6 of the Commercial Code amounted to ¥421,646 million.

16.	The aggregate amounts of receivable from and payable to subsidiaries amounted to ¥9,995 million and ¥5,190 million, respectively.

17.	The carrying values of the investments in subsidiaries amounted to ¥101,410 million.

18.	Collateralized securities amounted to ¥22,168 million, collateralized land amounted to ¥5,324 million and collateralized buildings amounted to ¥8,843 million. They include collateral for borrowings of special purpose companies, etc. in the amount of ¥9,104 million and deposited assets for overseas operation, etc.

19.	Government bonds, corporate bonds, and foreign securities include those which were loaned under loan agreements in the aggregate amount of ¥63,323 million.

20.	Details of retirement benefits are as follows:

(1)	Details of retirement benefit obligation:

Projected retirement benefit obligation	- ¥ 358,263 million
Plan assets	¥ 146,966 million

Unfunded obligation	- ¥ 211,297 million
Unrecognized actuarial losses	¥ 73,029 million
Unrecognized prior service costs	- ¥ 13,828 million

Reserve for annuity and retirement benefits	- ¥ 152,095 million

(2)	Actuarial assumptions of retirement benefit obligation:

Allocation method of retirement benefits	Straight-line method
Discount rate	2.00%
Rate of expected return on plan assets	3.00%
Amortization period for prior service costs	4 years
Amortization period for actuarial losses	10 years

21.	Deferred tax assets and deferred tax liabilities amounted to ¥291,859 million and ¥243,789 million, respectively. The valuation allowance deducted from deferred tax assets amounted to ¥13,184 million.

Deferred tax assets mainly arose from the underwriting reserve of ¥145,018 million, reserve for annuity and retirement benefit of ¥50,956 million, investment in securities of ¥37,257 million and software costs of ¥15,820 million.

Deferred tax liabilities mainly arose from net unrealized gains on other securities and monetary claims bought amounting to ¥241,065 million.

22.	The Company has extended a guarantee for execution of transactions made by limited partnership. The total of present value of such transactions at March 31, 2003 amounted to ¥215,688 million, though such amount was not reckoned as customers’ liabilities under acceptance and guarantees and liabilities under acceptance and guarantees since there is no substantial guaranteed amount taking account of collaterals, etc.

23.	The guarantee of ¥34,101 million is provided to subsidiaries in connection with insurance written by subsidiaries.

24.	The balance of loans not extended concerning a loan commitment agreement is ¥1,314 million.

25.	The format of the balance sheet was changed from this fiscal year under review, in conformity with a revision of the Insurance Business Enforcement Regulations. The principal changes are as follows:

(1)	“Common stock”, “Legal reserve” and “Retained earnings” used to be shown as items of “Stockholders’ Equity” hitherto appears as “Common stock”, “Capital surplus” and “Retained earnings”.

(2)	“Unrealized gains on investments” as shown hitherto appears as “Unrealized gains on investments, net of tax”.

26.	Amounts are given in the stated unit of presentation, by deleting any amount less than the stated unit of presentation.

(Notes to Statement of Income)

1.	The aggregate amounts of income and expenses resulting from transactions with subsidiaries amounted to ¥24,156 million and ¥48,069 million, respectively.

2.	(1)	Details of net premiums written are as follows:

Premiums written	¥1,487,686 million
Reinsurance premiums ceded	¥252,373 million

(Net)	¥1,235,313 million

(2)	Details of net claims paid are as follows:

Claims paid	¥793,025 million
Reinsurance claims recovered	¥172,345 million

(Net)	¥620,679 million

(3)	Details of commissions and collection expenses are as follows:

Commissions and collection expenses paid	¥228,271 million
Reinsurance commissions received	¥16,011 million

(Net)	¥212,260 million

(4)	Details of interest and dividends received are as follows:

Interest on deposits and savings	¥1,127 million
Interest on call loans	¥2 million
Interest on futures bought	¥0 million
Interest on monetary claims bought	¥69 million
Interest and dividends on investment securities	¥89,623 million
Interest on loans	¥16,579 million
Rental income from properties	¥8,583 million
Other interest	¥831 million

Total	¥116,816 million

3.	Net valuation gains and losses included in investment gain and loss on money trusts are a gain of ¥3,623 million and the net amount of valuation gains and losses included in loss on derivative transactions is a loss of ¥7,529 million.

4.	Other extraordinary income represents reversal of bad debts reserve.

5.	Other extraordinary losses represent miscellaneous merger expenses of ¥7,608 million, extra retirement pay due to the outplacement support system of ¥4,491 million, the valuation losses of land and buildings due to significant declines in fair values of ¥1,215 million.

6.	Costs for retirement benefits included in loss adjustment expenses, operating expenses and general and administrative expenses amounted to ¥13,499 million and those consists of the following items (in million of yen);

Service costs:	¥12,422 million
Interest costs:	¥7,943 million
Expected return on plan assets:	- ¥4,410 million
Amortization of actuarial losses	¥2,767 million
Amortization of prior service costs:	- ¥5,223 million

Total:	¥ 13,499 million

7.	Normal income tax rate is 36.1% at the end of the fiscal year under review. The effective tax rate upon the application of deferred tax accounting is 40.0%. The difference arises mainly from a 6.4% increase in the valuation allowance and dividends received which are excluded from taxable income (6.1%), and entertainment expenses which are excluded from tax deductible expenses (2.0%).

8.	The “Accounting Standards regarding Treasury Stock and Reversal of Statutory Reserve, etc. (Corporate Accounting Standard No. 1)” has been applied from the fiscal year under review. There has been no impact on gains and losses for the fiscal year under review arising from such accounting change.

9.	Amounts are given in the stated unit of presentation, by deleting any amount less than the stated unit of presentation.

Important Subsequent Events

     The Company has been granted authorization from the Minister of Health, Labor and Welfare for exemption from the duty of future payment for the substituted portion of the welfare annuity fund as of April 1, 2003 as a result of the enforcement of the Defined Benefit Corporate Pension Law.

     The Company plans to recognize the difference arising from the retirement benefit obligation with respect to the substituted portion and an amount equivalent to the refunded plan assets as income or loss on the Company’s financial statements on the date that the substituted portion is returned. The interim measures prescribed by Paragraph 2, Section 47 of the “Guidelines for the Practice of Retirement Benefit Accounting (interim report)” (Report No. 13, Accounting System Committee, The Japanese Certified Public Accountants) will not be applied.

     In the light of fluctuations in the fair values of plan assets held by the Company and undecided refundable amount of plan assets, the actual amount to be recognized as income or loss on the date that the substituted portion is returned, has not yet been determined. If the said Guidelines were applied, the impact on the settlements of accounts of the Company would be approximately ¥33 billion (extraordinary income) on a trial basis.

Lease Transactions

Fiscal year ended March 31, 2002		Fiscal year ended March 31, 2003
(From April 1, 2001 to March 31, 2002)		(From April 1, 2002 to March 31, 2003)

	Finance leases, except for those in which ownership is considered transfer to the lessee		Finance leases, except for those in which ownership is considered transfer to the lessee
1.	The pro forma amounts of the acquisition costs, accumulated depreciation and net book value of the leased assets as of March 31, 2002 were as follows:	1.	The pro forma amounts of the acquisition costs, accumulated depreciation and net book value of the leased assets as of March 31, 2003 were as follows:

	(Millions of yen)		(Millions of yen)

	Acquisition costs		Acquisition costs
	Accumulated depreciation		Accumulated depreciation
	Net book value		Net book value

	Equipment		Equipment
	2,982		1,398
	2,266		1,156
	715		242

	The acquisition costs shown above represent the aggregate future minimum lease payments because such payments were immaterial to the net book value of real property and equipment at March 31, 2002.	(Note) Same as that for the fiscal year ended March 31, 2002.

2.	Future minimum lease payments outstanding as of March 31, 2002 are summarized as follows:	2.	Future minimum lease payments outstanding as of March 31, 2003 are summarized as follows:

	Due in one year or less		Due in one year or less
	¥473 million		¥195million
	Due after one year		Due after one year
	242 million		46million

Total	¥715 million	Total	¥242 million

	The future minimum lease payments shown above represent the total lease payments including the interest portion thereon because such payments were immaterial to the net book value of real property and equipment at March 31, 2002.		Same as that for the fiscal year ended March 31, 2002.

3.	Lease payments and depreciation of leased assets are shown below:	3.	Lease payments and depreciation of leased assets are shown below:

	Lease payments		Lease payments
	¥1,424 million		¥472million

	Depreciation		Depreciation
	¥1,424 million		¥472million

4.	Method of calculation of depreciation	4.	Method of calculation of depreciation

	Depreciation of leased assets is calculated by the straight-line method over the respective lease terms assuming a residual value of zero.		Same as that for the fiscal year ended March 31, 2002.

Securities

1.	Trading securities: Not applicable.

2.	Securities held to maturity with fair values:

(Millions of yen)

		For the fiscal year ended			For the fiscal year ended
		March 31, 2002			March 31, 2003
Types of securities		(As of March 31, 2002)			(As of March 31, 2003)

		Carrying		Unrealized	Carrying		Unrealized
		value	Fair Value	gain (loss)	value	Fair Value	gain (loss)

Securities, of which fair value is more than carrying value of the balance sheet	Foreign securities	1,136	1,645	508	—	—	—

Securities, of which fair value is not more than carrying value of the balance sheet	—	—	—	—	—	—	—

Total		1,136	1,645	508	—	—	—

3.	Stocks of subsidiaries and affiliates with fair values: Not applicable.

4.	Other securities with fair values:

(Millions of yen)

		For the fiscal year ended			For the fiscal year ended
		March 31, 2002			March 31, 2003
Types of securities		(As of March 31, 2002)			(As of March 31, 2003)

		Acquisition	Carrying	Unrealized	Acquisition	Carrying	Unrealized
		costs	value	gain (loss)	costs	value	gain (loss)

Securities, of which carrying value is more than acquisition costs	Bonds and debentures	1,523,553	1,586,324	62,770	1,659,884	1,742,136	82,252
	Stock	812,854	1,739,127	926,273	677,579	1,211,633	534,054
	Foreign securities	572,135	667,810	95,675	552,109	645,818	93,708
	Other	18,333	19,462	1,128	39,255	40,123	867

	Subtotal	2,926,876	4,012,724	1,085,848	2,928,828	3,639,711	710,882

Securities, of which carrying value is not more than acquisition costs	Bonds and debentures	174,601	172,474	-2,127	21,610	21,359	-250
	Stock	120,400	101,503	-18,897	176,985	144,264	-32,721
	Foreign securities	78,160	75,092	-3,068	89,486	80,619	-8,866
	Other	9,862	9,056	-805	21,693	20,055	-1,638

	Subtotal	383,025	358,126	-24,899	309,775	266,299	-43,476

Total		3,309,902	4,370,850	1,060,948	3,238,603	3,906,010	667,406

For the fiscal year ended March 31, 2002	For the fiscal year ended March 31, 2003
(As of March 31, 2002)	(As of March 31, 2003)

     The Company recognized impairment losses of ¥21,490 million for other securities with fair values.
Impairment losses have been recognized in the case of all securities declining not less than 50% in fair value compared with acquisition costs. Impairment losses have been recognized in the case of securities declining not less than 30% but less than 50% in fair value, only those other than in the case of perspective on recovery of fair value is recognized.	The Company recognized impairment losses of ¥48,293 million for other securities with fair values.
Impairment losses have been recognized in the case of all securities declining not less than 50% in fair value compared with acquisition costs. Impairment losses have been recognized in the case of securities declining not less than 30% but less than 50% in fair value, only those other than in the case of perspective on recovery of fair value is recognized.

5.	Other securities, which were sold during the fiscal year under review:

(Millions of yen)

	For the fiscal year ended March 31, 2002			For the fiscal year ended March 31, 2003
Types of securities	(April 1, 2001 - March 31, 2002)			(April 1, 2002 - March 31, 2003)

		Total gain on	Total loss on		Total gain on	Total loss on
	Selling price	sales	sales	Selling price	sales	sales

Other securities	283,411	37,922	2,939	377,478	44,879	14,943

For the fiscal year ended March 31, 2002	For the fiscal year ended March 31, 2003
(April 1, 2001 - March 31, 2002)	(April 1, 2002 - March 31, 2003)

The loss on sales stated in the above table is represented as “loss on sales of securities” after setting-off the reversal of reserve for investment loss amounting to ¥97 million.

6.	Information on and amount of securities which are not valued at fair value:

For the fiscal year ended March 31, 2002	For the fiscal year ended March 31, 2003
(As of March 31, 2002)	(As of March 31, 2003)

(1) Securities held to maturity:	(1) Securities held to maturity:
Transferable deposits of ¥33,145 million, which are included in cash and deposits in banks, and commercial paper of ¥14,808 million, which is included in monetary claims bought in the balance sheet, are accounted for as securities held to maturity.	Transferable deposits of ¥46,088 million, which are included in cash and deposits in banks, and commercial paper of ¥36,763 million, which is included in monetary claims bought in the balance sheet, are accounted for as securities held to maturity.

(2) Stocks of subsidiaries and affiliates:	(2) Stocks of subsidiaries and affiliates:

Stock:	¥36,457 million	Stock:	¥39,689 million
Foreign securities:	¥56,946 million	Foreign securities:	¥70,898 million
Others:	¥3,338 million	Others:	¥6,837 million

(3) Other securities		(3) Other securities
Bonds and debentures:	¥4,599 million	Bonds and debentures:	¥5,199 million
Stock:	¥41,975 million	Stock:	¥40,673 million
Foreign securities:	¥38,026 million	Foreign securities:	¥23,791 million
Others:	¥4,135 million	Others:	¥5,645 million

(Note) “Others” includes beneficiary rights for loan credits trust, which are accounted for as monetary claims bought in the balance sheet.	(Note) “Others” includes beneficiary rights for loan credits trust, which are accounted for as monetary claims bought in the balance sheet.

7.	Redemption amounts of securities with maturity and securities held to maturity, which are classified as “Other securities”:

(Millions of yen)

	For the fiscal year ended March 31, 2002				For the fiscal year ended March 31, 2003
Types of securities	(As of March 31, 2002)				(As of March 31, 2003)

			Due after 5				Due after 5
		Due after 1	years and in			Due after 1	years and
	Due in 1 year	year and in 5	10 years or	Due after	Due in 1 year	year and in 5	in 10 years	Due after
	or less	years or less	less	10 years	or less	years or less	or less	10 years

National government bonds	11,329	53,974	35,087	15,815	8,616	53,441	31,283	13,594
Municipal bonds	40,995	391,594	95,799	2,285	62,341	313,332	84,350	1,093
Corporate bonds	131,154	558,996	371,358	55,006	124,109	557,974	450,693	67,863
Foreign securities	45,374	335,648	187,976	36,993	23,544	329,897	206,349	31,444
Other securities	47,904	48	—	1,277	82,852	—	—	1,152

Total	276,757	1,340,264	690,222	111,378	301,465	1,254,646	772,677	115,147

(Note)	“Other” includes transferable deposits, which are accounted for as cash on hand and deposits in banks and commercial papers, etc. which are accounted for as monetary claims bought in the balance sheet.

Money Trust

1.	Money trusts intended for investment:

(Millions of yen)

	For the fiscal year ended March 31, 2002		For the fiscal year ended March 31, 2003
Type	(As of March 31, 2002)		(As of March 31, 2003)

		Unrealized gain		Unrealized gain
		(loss) included in		(loss) included in
	Carrying value	Income and Loss	Carrying value	Income and Loss

Money trusts	37,393	-4,549	24,246	-925

2.	Money trusts held to maturity: Not applicable.

3.	Money trusts other than those that are intended for investment and held to maturity:

For the fiscal year ended March 31, 2002	For the fiscal year ended March 31, 2003
(As of March 31, 2002)	(As of March 31, 2003)

There are no monetary trusts to be solely invested which are valued at fair value. The monetary trust intended for joint investment represented as the acquisition costs in the balance sheet is ¥1,023 million.	There are no monetary trusts to be solely invested which are valued at fair value. The monetary trust intended for joint investment represented as the acquisition costs in the balance sheet is ¥2,512 million.

Derivative Transactions

1.	Matters relating to the condition of transactions:

For the fiscal year ended March 31, 2002 (From April 1, 2001 to March 31, 2002)	For the fiscal year ended March 31, 2003 (From April 1, 2002 to March 31, 2003)

1. Policy for transactions and purpose of utilizing derivative transactions:
  The Company is utilizing derivative transactions to hedge the Company’s exposure to the market risk in connection with price, foreign exchange and interest rate fluctuations in asset management.
In addition to hedging purposes, the Company is utilizing derivative transactions to conservatively obtain investment income within the extent of a certain volume of transactions.	1. Policy for transactions and purpose of utilizing derivative transactions:
  The Company is utilizing derivative transactions mainly to hedge the Company’s exposure to the market risk in connection with price, foreign exchange and interest rate fluctuations in asset management.
In addition to hedging purposes, the Company is utilizing derivative transactions, taking into account the risk of contracts, to conservatively obtain investment income.

2. Contents of transaction:
  Derivative transactions, which the Company utilized for hedging purpose during the fiscal year under review, consist of forward foreign exchange contracts, currency option contracts, interest rate swap contracts, bond and equity futures, stock option contracts and stock price index futures.
In addition, derivative transactions, which the Company utilized to obtain income, consist of forward foreign exchange contracts, currency option contracts, interest rate swap contracts, interest rate cap contracts, swaptions, bond and equity futures, bond and equity over-the-counter option contracts, stock price index option contracts and weather derivative contracts, etc.	2. Contents of transaction:
  Derivative transactions, which the Company utilized for hedging purpose during the fiscal year under review, consist of forward foreign exchange contracts, currency option contracts, currency swap contracts, interest rate swap contracts, bond and equity over-the-counter option contracts, stock price index futures and stock price index option contracts.
In addition, derivative transactions, which the Company utilized to obtain income, consist of forward foreign exchange contracts, currency option contracts, interest rate swap contracts, interest rate cap contracts, swaptions, bond and equity futures, bond and equity futures option contracts, stock price index option contracts, credit derivative contracts and weather derivative contracts, etc.

3. Risks of transactions:
  Generally, derivative transactions involve risks related to market price fluctuation of the object of transactions (market risks) and risks related to the default of contracts due to bankruptcy, etc. of counterparty (credit risks).
  Weather derivative contracts include risks arising from fluctuation of the events on which respective derivatives are based.
  Similarly, derivative transactions, which are utilized by the Company, involve market risks related to price fluctuation of the object of transactions.
  However, in case of derivative transactions for hedging purposes, market risk is abated as price fluctuation of assets in kind and that of derivative transactions are reversed.
  The Company utilizes no leveraged derivative transactions, which is a special transaction whose ratio of fluctuation of the market price of the relevant transaction to the price fluctuation of the object of the transaction is large.
In addition, to avoid credit risks resulting from the default of contracts, the Company only executes derivative transactions with financial institutions of high credit and diversifies transactions within such financial institutions.	3. Risks of transactions:
  Generally, derivative transactions involve risks related to market price fluctuation of the object of transactions (market risks) and risks related to fluctuation of the occurrence of events which derivative transactions have been based on. In addition, risks for the default of contracts due to bankruptcy, etc. of counterparty (credit risks) is included.
  Similarly, derivative transactions, which are utilized by the Company, involve market risks related to price fluctuation of the object of transactions.
  However, in case of derivative transactions for hedging purposes, market risk is abated as price fluctuation of cash assets and that of derivative transactions are reversed.
  The Company utilizes no leveraged derivative transactions, which is a special transaction whose ratio of fluctuation of the market price of the relevant transaction to the price fluctuation of the object of the transaction is large.
In addition, to avoid credit risks resulting from the default of contracts, the Company only executes derivative transactions with financial institutions of high credit and diversifies transactions within such financial institutions.

4. Risk management system for transactions:
  The Company establishes internal regulations related to authority concerning all transactions including derivative transactions as well as risk management regulations, and executes and manages derivative transactions pursuant to these regulations.
  The Company completely divides the division in charge of execution of derivative transactions, and the division in charge of back-office business; and derivative transactions are checked daily by both divisions, mutually.
The management supervision division checks positions (balance, unrealized profits and losses, etc.) of all derivative transactions and reports such state to the Executive Committee of the Company monthly.	4. Risk management system for transactions: Same as the fiscal year ended March 31, 2002.

2.	Matters relating to fair values, etc. of transactions:

     The contract amounts, etc. for derivative contracts are generally based on the nominal contract amounts or the estimated calculated amount of the principals. Therefore, such amounts do not always represent market risks and credit risks, etc.

Currency

(Millions of Yen)

		For the fiscal year ended March 31, 2002				For the fiscal year ended March 31, 2003
		(As of March 31, 2002)				(As of March 31, 2003)

					Unrealized Gain				Unrealized Gain
					/(Loss)				/(Loss)
		Contract Amount		Fair Value	on valuation	Contract Amount		Fair Value	on valuation

Classification	Types of contracts

			1 year or more				1 year or more

Transactions	Forward foreign
other than	exchange contracts:
market	Sales contracts:
transactions	US$	24,457	—	24,991	-533	—	—	—	—
	Euro	7,391	—	7,475	-83	—	—	—	—
	Purchase contracts:
	US$	2,827	—	2,830	2	—	—	—	—
	Euro	4,174	—	4,179	4	—	—	—	—
	Currency option
	contracts:
	Sales contracts:
	Call options US$	675	—	0	0	—	—	—	—
		(1)	(—)			(—)	(—)
	Put options US$	2,346	—	0	0	—	—	—	—
		(1)	(—)			(—)	(—)
	Purchase contracts:
	Call options US$	1,838	—	159	109	—	—	—	—
		(50)	(—)			(—)	(—)
	Put options US$	1,173	—	0	-52	—	—	—	—
		(52)	(—)			(—)	(—)

	Total	44,883	—	39,637	-551	—	—	—	—

For the fiscal year ended March 31, 2002		For the fiscal year ended March 31, 2003
(As of March 31, 2002)		(As of March 31, 2003)

1.	(1) (2)	Calculation method of fair values:
Forward foreign exchange contracts:
Fair values are estimated based on the market prices of the future market.
Currency option transactions:
	Fair values are estimated based on the internally established models, etc. for calculation of option values.	Due to the application of accounting standards for Foreign Currency Transactions, derivative transactions which have been transferred to the monetary credits and debts, etc. denominated in foreign currency and the transactions to which hedge accounting has been applied are excluded from the above table.

2.	Due to the application of accounting standards for Foreign Currency Transactions, derivative transactions which have been transferred to the monetary credits and debts, etc. denominated in foreign currency are excluded from the above table.

3.	The amounts stated in the parentheses of the lower column of the “contract amounts” in the above table represent the option premiums stated in the balance sheet.

Interest rate

(Millions of Yen)

		For the fiscal year ended March 31, 2002				For the fiscal year ended March 31, 2003
		(As of March 31, 2002)				(As of March 31, 2003)

					Unrealized Gain				Unrealized Gain
					/(Loss)				/(Loss)
		Contract Amount		Fair Value	on valuation	Contract Amount		Fair Value	on valuation

Classification	Types of contracts

			1 year or more				1 year or more

Transactions	Interest rate swap
other than	contracts:
market	Receivable floating
transactions	rate, payable fixed
	rate:	27,356	25,946	1,666	1,666	27,204	25,704	1,928	1,928
	Receivable fixed
	rate, payable floating rate:	20,810	20,400	-1,342	-1,342	19,870	18,870	-1,643	-1,643
	Receivable floating
	rate, payable floating
	rate:	6,000	6,000	-14	-14	4,000	4,000	-63	-63
	Interest rate option
	contracts:
	Cap
	Sell	8,910	8,700	69	156	9,500	9,300	26	202
		(225)	(224)			(228)	(226)
	Purchase	3,000	3,000	73	-123	3,500	3,500	25	-173
		(196)	(196)			(198)	(198)

	Total	66,076	64,046	451	342	64,074	61,374	273	251

For the fiscal year ended March 31, 2002		For the fiscal year ended March 31, 2003
(As of March 31, 2002)		(As of March 31, 2003)

1.	Calculation method of fair values:	1.	Calculation method of fair values:
(1) (2)	Interest rate swap transactions:
Fair values are estimated by discounted values of future cash flows estimated based on the interest rate as of the balance sheet date.
Interest rate option transactions:
	Fair values are estimated based on internally established models, etc. for calculation of option values.		Same as that for the fiscal year ended March 31, 2002.

2.	The transactions to which hedge accounting has been applied are excluded from the above table.	2.	Same as that for the fiscal year ended March 31, 2002.

3.	The amounts stated in the parentheses of the lower column of the “contract amounts” in the above table represent the option premiums stated in the balance sheet.	3.	Same as that for the fiscal year ended March 31, 2002.

Stock

(Millions of Yen)

		For the fiscal year ended March 31, 2002				For the fiscal year ended March 31, 2003
		(As of March 31, 2002)				(As of March 31, 2003)

					Unrealized Gain				Unrealized Gain
					/(Loss)				/(Loss)
		Contract Amount		Fair Value	on valuation	Contract Amount		Fair Value	on valuation

Classification	Types of contracts

			1 year or more				1 year or less more

Transactions	Stock price index
other than	futures:
Market	Sales contracts:	1,158	—	1,110	48	—	—	—	—
transactions
Stock price index
option contracts:
Call
	Sales contracts:	3,050	—	7	44	—	—	—	—
		(51)	(—)			(—)	(—)
Put
	Purchase contracts:	2,700	—	42	-2	—	—	—	—
		(45)	(—)			(—)	(—)

	Total	6,908	—	1,159	90	—	—	—	—

For the fiscal year ended March 31, 2002		For the fiscal year ended March 31, 2003
(As of March 31, 2002)		(As of March 31, 2003)

1.	Calculation method of fair values: Fair values are estimated based on the closing market prices at the major markets.	Contracts to which hedge accounting has been applied are excluded from the above table.

2.	The amounts stated in the parentheses of the lower column of the “contract amounts” in the above table represent the option premiums stated in the balance sheet.

Bond and equity

(Millions of Yen)

		For the fiscal year ended March 31, 2002				For the fiscal year ended March 31, 2003
		(As of March 31, 2002)				(As of March 31, 2003)

					Unrealized Gain				Unrealized Gain
					/(Loss)				/(Loss)
		Contract Amount		Fair Value	on valuation	Contract Amount		Fair Value	on valuation

Classification	Types of contracts

			1 year or more				1 year or less more

Transactions	Bond and equity over-
other than	the-counter option
market	contracts:
transactions	Put
	Sales contracts:	7,392	—	1	16	2,953	—	—	7
		(18)	(—)			(7)	(—)

	Total	7,392	—	1	16	2,953	—	—	7

For the fiscal year ended March 31, 2002	For the fiscal year ended March 31, 2003
(As of March 31, 2002)	(As of March 31, 2003)

1. Calculation method of fair values:	1. Calculation method of fair values:

Fair values are estimated based on the internally established models, etc. for calculation of option values.	Same as that for the fiscal year ended March 31, 2002.

2. The amounts stated in the parentheses of the lower column of the “contract amounts” in the above table represent the option premiums stated in the balance sheet.	2. Same as that for the fiscal year ended March 31, 2002.

[Credit]

(Millions of Yen)

		For the fiscal year ended March 31, 2002				For the fiscal year ended March 31, 2003
		(As of March 31, 2002)				(As of March 31, 2003)

					Unrealized Gain				Unrealized Gain
					/(Loss)				/(Loss)
		Contract Amount		Fair Value	on valuation	Contract Amount		Fair Value	on valuation

Classification	Types of contracts

			1 year or more				1 year or less more

Transactions	Credit derivative
other than	contracts:
market	Sales contracts:	—	—	—	—	561,964	549,752	-7,391	-7,391
transactions	Purchase contracts	—	—	—	—	22,838	22,838	60	60

	Total	—	—	—	—	584,802	572,590	-7,330	-7,330

For the fiscal year ended March 31, 2002	For the fiscal year ended March 31, 2003
(As of March 31, 2002)	(As of March 31, 2003)

1. Calculation method of fair values:
Fair values are estimated based on major components such as prices and duration of contracts, etc. of transaction objects. Fair values of some contracts are partially estimated based on the quoted prices from the financial institutions with which the Company has transactions.

2. “Sales contracts” are underwriting contracts for credit risks and “purchase contracts” are delivery contracts for credit risks.

     Others

								(Millions of Yen)

		For the fiscal year ended March 31, 2002				For the fiscal year ended March 31, 2003
		(As of March 31, 2002)				(As of March 31, 2003)

		Contract Amount				Contract Amount

			1 year or		Unrealized		1 year or		Unrealized
Classification	Types of contracts		more	Fair Value	Gain/(Loss)		more	Fair Value	Gain/(Loss)

Transactions other than market transactions	Weather derivative:
	Cap
	Sell:	8	0	15	8	16	—	20	4
		(24)	(0			(24)	(—)
	Purchase:	5	—	14	- 2	0	—	1	0
		(16)	(—)			(0)	(—)
	Floor:
	Sell:	0	—	0	0	—	—	—	—
		(1)	(—)			(—)	(—)
	Purchase:	0	—	0	- 0	—	—	—	—
		(0)	(—)			(—)	(—)
	Color:
	Sell:	—	—	—	—	0	—	0
		(—)	(—)			(0)	(—)	(—)
	Swap:	—	—	—	—	0	—	—	—
		(—)	(—)			(—)	(—)
	Underwriting contracts for comprehensive risks:	—	—	614	614	—	—	70	70
	Natural disaster derivative:
	Cap
	Sell:	190	60	2	5	280	160	9	4
		(7)	(2)			(14)	(9)
	Economic index derivative:
	Floor:
	Sell:	0	—	7	14	0	0	3	—
		(21)	(—)				(3)	(3)

	Total	205	60	654	640	297	160	105	80

For the fiscal year ended March 31, 2002
(As of March 31, 2002)

1.	Calculation method of fair values: Fair values are estimated based on the internally established models, etc. for calculation of option values.

2.	The amounts stated in the parentheses of the lower column of the “contract amounts” in the above table represent the option premiums stated in the balance sheet.

For the fiscal year ended March 31, 2003
(As of March 31, 2003)

1.	Calculation method of fair values: Fair values are estimated based on the internally established models, etc. for calculation of option values.

With respect to underwriting contracts for comprehensive risks, fair values are estimated based on the quotes from business partners.

2.	Same as that for the fiscal year ended March 31, 2002.

Tax Effect Accounting

For the fiscal year ended March 31, 2002
(As of March 31, 2002)

1.	Details of reasons for deferred tax assets and deferred tax liabilities are as follows:

(Millions of Yen)
Deferred tax assets
Securities:	24,171
Land, etc:	11,402
Bad debts reserve:	7,281
Underwriting reserve:	142,584
Reserve for annuity and retirement benefits:	53,268
Reserve for price fluctuation:	7,375
Software costs:	14,332
Other:	15,848

Subtotal deferred tax assets	276,262
Valuation reserve:	- 9,733

Total deferred tax assets	266,529
Deferred tax liabilities
Unrealized holding gain or loss	- 383,973
Other:	- 2,688

Subtotal deferred tax liabilities	- 386,661

Deferred tax liabilities — net	- 120,132

2.	Details of the significant differences occurred between the normal income tax rate and the effective tax rate after the application of tax effect accounting are as follows:

(%)
Normal income tax rate in Japan	36.1
(Adjustments)
Non-taxable income including dividends received	- 15.9
Non-deductible expenses including entertainment expenses	3.8
Increase in valuation reserve	2.7
Other	0.1

Effective tax rate	26.8

For the fiscal year ended March 31, 2003
(As of March 31, 2003)

1.	Details of reasons for deferred tax assets and deferred tax liabilities are as follows:

(Millions of Yen)
Deferred tax assets
Securities:	37,257
Land, etc:	12,662
Bad debts reserve	5,987
Outstanding claims	6,221
Underwriting reserve:	145,018
Reserve for annuity retirement benefits:	50,956
Software costs:	15,820
Other:	17,934

Subtotal deferred tax assets	291,859
Valuation reserve:	- 13,184

Total deferred tax assets	278,674
Deferred tax liabilities
Unrealized holding gain or loss	- 241,065
Other:	- 2,724

Subtotal deferred tax liabilities	- 243,789

Deferred tax assets — net	34,885

2.	Details of the significant differences occurred between the normal income tax rate and the effective tax rate after the application of tax effect accounting are as follows:

(%)
Normal income tax rate in Japan	36.1
(Adjustments)
Increase in valuation reserve	6.4
Non-taxable income including dividends received	- 6.1
Non-deductible expenses including entertainment expenses	2.0
Other	1.6

Effective tax rate	40.0

Retirement Benefit

For the fiscal year ended March 31, 2002

1.	Outline of the retirement benefit plans adopted by the Company is as follows:

The Company has established a welfare pension fund scheme, lump-sum payment benefit plan and contributory and non-contributory pension plan as the defined benefit plan for employees. The Company has abolished contributory and non-contributory pension plans due to the merger and has newly adopted the tax-qualified plans.

2.	Details of retirement benefit obligation are as follows: (as of March 31, 2002)

			(Millions of Yen)
(a	)	Projected retirement benefit obligation	- 317,833
(b	)	Plan assets	147,000

(c	)	Unfunded obligation (a)+(b)	- 170,832
(d	)	Unrecognized actuarial losses	26,694
(e	)	Unrecognized prior service costs (Decrease in cost)	- 19,052

(f	)	Reserve for annuity and retirement benefits (c)+(d)+(e)	- 163,190

(Note)

Any substituted portion of welfare pension fund is included in the above figures.

3.	Details of costs for retirement benefits: (from April 1, 2001 to March 31, 2002)

			(Millions of Yen)
(a	)	Service costs Note	13,817
(b	)	Interest cost	8,776
(c	)	Expected return on plan assets	- 5,427
(d	)	Amortization of actuarial losses	976
(e	)	Amortization of prior service costs	- 1,843

(f	)	Costs of retirement benefits (a)+(b)+(c)+(d)+(e)	16,299

(Note)

The amount contributed by employees for welfare pension fund is excluded.

4.	Actuarial assumptions of retirement benefit obligation (Mitsui Sumitomo Insurance Co., Ltd.):

(a	)	Allocation method of retirement benefits:	Straight-line method
(b	)	Discount rate:	2.50%
(c	)	Rate of expected return on plan assets:	4.07%
(d	)	Amortization period for prior service costs:	4 years
		(Prior service costs are amortized using the straight-line method over certain periods within the estimated average remaining service years of employees.)
(e	)	Amortization period for actuarial losses:	10 years
		(Actuarial gains and losses are amortized from the next fiscal year using the straight-line method over certain periods within the estimated average remaining service years of employees.)

For the fiscal year ended March 31, 2003

1.	Outline of the retirement benefit plans adopted by the Company is as follows:

The Company has established a welfare pension fund scheme, tax-qualified plans and lump-sum payment benefit plan as the defined benefit plan for employees.

2.	Details of retirement benefit obligation are as follows: (as of March 31, 2003)

			(Millions of Yen)
(a	)	Projected retirement benefit obligation	- 358,263
(b	)	Plan assets	146,966

(c	)	Unfunded obligation (a) + (b)	- 211,297
(d	)	Unrecognized actuarial losses	73,029
(e	)	Unrecognized prior service costs (Decrease in cost)	- 13,828

(f	)	Accrued retirement benefits (c)+(d)+(e)	- 152,095

(Note)

Any substituted portion of welfare pension fund is included in the above figures.

3.	Details of costs for retirement benefits: (from April 1, 2002 to March 31, 2003)

			(Millions of Yen)
(a	)	Service costs Note	12,422
(b	)	Interest cost	7,943
(c	)	Expected return on plan assets	- 4,410
(d	)	Amortization of actuarial losses	2,767
(e	)	Amortization of prior service cost	- 5,223

(f	)	Costs of retirement benefits (a)+(b)+(c)+(d)+(e)	13,499

(Note)

The amount contributed by employees for welfare pension fund is excluded.

4.	Actuarial assumptions of retirement benefit obligation:

(a	)	Attribution of retirement benefit obligations:	Straight-line method
(b	)	Discount rates:	2.00%
(c	)	Expected rate of return on plan assets:	3.00%
(d	)	Amortization period for prior service costs:	4 years
		(Prior service costs are amortized using the straight-line method over certain periods within the estimated average remaining service years of employees.)
(e	)	Amortization period for actuarial losses:	10 years
		(Actuarial gains and losses are amortized from the next fiscal year using the straight-line method over certain periods within the estimated average remaining service years of employees.)

Solvency Margin Ratio

	(Millions of yen)
	As of March 31, 2002	As of March 31, 2003

(A) Total amount of solvency margins	2,297,119	1,947,470
Total of Stockholders’ equity (excluding predetermined outflows from the Company, deferred assets and unrecognized gain or loss on other securities)	571,808	588,836
Reserve for price fluctuation	20,429	6,507
Reserve for extraordinary risks	462,534	482,866
Bad debts reserve	10,058	10,665
Unrealized gains on investments (before tax effect deduction)	957,274	600,909
Unrecognized gain or loss on land	87,151	67,040
Method, etc. of procurement of liability capitals	—	—
Item of deduction	1,170	9,233
Other	189,032	199,876
(B) Total amount of risks R1[2] + (R2 + R3)[2] + R4 + R5	429,681	418,500
General underwriting risks (R1)	68,579	70,747
Expected interest rate risks (2)	6,017	5,316
Asset management risks (R3)	266,251	230,705
Operation risks (R4)	9,603	9,389
Great disaster risks (R5)	139,304	162,713
(B) Solvency margin ratio [(A)/{[(B)x1/2}] x 100	1,069.2%	930.7%

(Note)	The amounts and figures indicated above are calculated in accordance with Articles 86 and 87 of the Enforcement Regulations for the Insurance Business Law and with Ministry of Finance Notification No.50 of 1996.

[Solvency margin ratio]

     •     While a non-life insurance company has provided for reserves in anticipation of payment of insurance money upon occurrence of insurable contingencies and repayment of deposits to policyholders, etc., it is also required to maintain sufficient solvency in the event of an occurrence of any risk beyond normal expectations, such as disasters of great magnitudes and substantial decline in prices of the assets held by it.

     •     Solvency margin ratio (i.e., (C) in the above table) is calculated under the Insurance Business Law, etc. as an indicator representing a ratio of payment surplus, such as capital and reserves, held by a non-life insurance company (i.e., total solvency margins indicated as (A) above) to total amount of risks representing those risks beyond normal expectations (i.e., (B) in the above table).

     •     Risks beyond normal expectations is indicated as a total amount of such risks as listed below:

-1-	Underwriting risks: (General underwriting risks)	any such risks involved in insurable contingencies as may occur beyond normal expectations (excluding risks for disasters of great magnitude).

-2-	Risks of expected interest rate: (Expected interest rate risks)	any such risks as may occur due to the actual investment yield on accumulation insurance being below the yield expected at the time of the calculation of the premiums thereon.

-3-	Asset management risks: (Asset management risks)	any such risks as may occur as a result of fluctuating the prices of securities and other assets held being more than normal expectations.

-4-	Operation risks (Operation risks)	any risks other than those referred to in ‡@ to ‡B and ‡Dabove that may occur in the operation of business beyond normal expectations.

-5-	Risks for great disaster (Great disaster risks)	Any risks involved in disasters of great magnitudes (such as the Great Kanto Earthquake, etc.) as may occur beyond normal expectations.

     •     “Surplus payment such as capital and reserves held by a non-life insurance company” (i.e., total solvency margins) means a total of capital, reserves (such as reserve for price fluctuations and for extraordinary risks) and part of hidden profit of land.

     •     The solvency martin ratio is one of the objective indicators used by the regulatory authorities in their overseeing insurance companies, and if the value of such ratio is 200% or above, the insurance company is judged as adequate in terms of its conditions to meet the ability to pay insurance money, etc.

Information of Loans Receivable under Risk Control

(Millions of Yen)

	For the fiscal year ended	For the fiscal year ended
	March 31, 2002	March 31, 2003
	(As of March 31, 2002)	(As of March 31, 2003)	Fluctuation

Receivables from obligors who are under collapse of management	5,501	78	-5,422
Receivables in delay	14,743	9,561	-5,182
Receivables in arrears for three months or more	742	692	-50
Receivables to which eased loan conditions were granted	12,915	21,866	8,951
Total	33,903	32,199	-1,703
Ratio to loan balance	4.5%	4.5%	—
Loan balance (for reference)	757,797	716,542	-41,254

Note:	Each of the receivables means as follows:

(1)	Receivables from obligors who are under collapse of management:
Receivables from obligors who are under collapse of management mean loans receivables which fall under any of the events as listed in Article 96, Section 1, Item 3 (i) through (v) or as stipulated in Article 96, Section 1, Item 4 of the Enforcement Regulations of the Corporate Income Tax Law (Government Ordinance No. 97 of 1965) among loans receivables with respect to which accrued interest is not stated because it is impossible to expect collection or payment of principal or interest due to the fact that the payment of principal or interest has not been rendered during a substantial period or for any other reasons.

(2)	Receivables in delay:
Receivables in delay mean loans receivable other than those from obligors who are under collapse of management and those with respect to which interest payment has been exempted at the discretion of the obligors for the purpose of reconstructing or assisting in the obligors.

(3)	Receivables in arrears for three months or more:
Receivables in arrears for three months or more mean loans receivable concerning which payment of principal or interest is in arrears for three months or more from the day next following the stated payment date and which do not fall under receivables from obligors who are under collapse of management or receivables in arrears.

(4)	Receivables to which eased loan conditions were granted:
Receivables to which eased loan conditions were granted mean loans receivable concerning which such arrangements as will be favorable to obligors including reduction or exemption of interest, postponement of interest payment or grant of grace period for the principal, abandonment of debts or others have been made, and which do not fall under receivables from obligors who are under collapse of management, receivables in delay or receivables in arrears for three months or more.

The figures not deducting the refundable premium of the automobile insurance “Modo-Rich”, which contains a special clause of premium adjustment and refund at maturity, is presented herein.

Income and Loss for the Year ended March 31, 2003
in comparison with the Previous Fiscal Year

(All amounts are in millions of yen.)

Year
	For the fiscal year	For the fiscal year	Percentage of
	ended March 31,	ended March 31,	increase or
Accounts	2002	2003	Fluctuation	decrease

Direct premiums written (including					%
deposit premiums from policyholders)	1,590,288	1,602,982	12,694		0.8
Direct premiums written	1,293,557	1,296,224	2,667		0.2
Ordinary Income and Expenses
Underwriting income	1,687,961	1,687,038	-923		-0.1
Net premiums written	1,187,204	1,235,313	48,108		4.1
Deposit premiums from policyholders	296,730	306,757	10,027		3.4
Underwriting expenses	1,457,451	1,443,941	-13,510		-0.9
Net losses paid	623,216	620,679	-2,536		-0.4
Losses adjustment expenses	56,853	57,286	432		0.8
Commissions and collection expenses	207,580	212,260	4,679		2.3
Deposits to policyholders	523,145	538,281	15,136		2.9

Investment income	102,652	100,493	-2,158		-2.1
Interest and dividend received	129,222	116,816	-12,405		-9.6
Gain on sales of securities	37,922	44,879	6,956		18.3
Investment expenses	36,422	76,135	39,712		109.0
Loss on sales of securities	2,845	14,943	12,098		425.2
Loss on valuation of securities	27,125	50,265	23,140		85.3

Operating expenses and general and administrative expenses	234,929	220,524	-14,405		-6.1
Operating expenses and general and administrative expenses for underwriting	219,808	205,623	-14,184		-6.5

Other ordinary income and expenses	825	748	-76		-9.3

Ordinary profit	62,635	47,679	-14,955		-23.9
Underwriting gain	10,228	36,976	26,747		261.5

Extraordinary Income and Losses
Extraordinary income	12,361	22,056	9,694		78.4
Extraordinary losses	42,739	15,801	-26,937		-63.0

Extraordinary income and losses	-30,377	6,254	36,632		—

Income before income taxes	32,257	53,934	21,676		67.2
Income tax and residents tax	16,797	33,681	16,883		100.5
Adjustment to income taxes	-8,148	-12,109	-3,961		—
Net income	23,607	32,362	8,755		37.1

Unappropriated retained earnings brought forward from the previous year	16,942	21,827	4,885		28.8
Reversal of reserve for special depreciation	143	—	-143	-	100.0
Reversal of reserve for overseas investment loss	0	—	-0	-	100.0
Reversal of reserve for deferred profit	4	—	-4	-	100.0
Provision for reserve for deferred profit	60	—	-60	-	100.0
Adjustments due to merger	-40	—	40		—
Unappropriated retained earnings at end of year	40,597	54,190	13,593		33.5

Raito	%	%
Net loss ratio	57.3	54.9
Net operating expense ratio	36.0	33.8

Yield on investment asset (income yield)	2.54	2.37
Yield on asset management (realized yield)	2.71	1.82

(Reference)	Total return based on the fair value:	- 2.59% for the fiscal year ended March 31, 2002
- 5.18% for the fiscal year ended March 31, 2003

(Note)	Underwriting gain = Underwriting income — (Underwriting expenses + Operating expenses and general and administrative expenses for underwriting)± Other income and expenses “Other income and expenses” includes the amounts equivalent to income taxes incurred with Compulsory automobile liability insurance, etc.

The figures not deducting the refundable premium of the automobile insurance “Modo-Rich”, which contains a special clause of premium adjustment and refund at maturity, is presented herein.

Direct premiums written (including deposit premiums from policyholders)

(All amounts are in millions of yen.)

Years
Accounts	For the fiscal year ended March 31, 2002			For the fiscal year ended March 31, 2003

	Amount	Increase	Ratio	Amount	Increase	Ratio

		%	%		%	%
Fire Insurance	255,832	-5.5	16.1	261,883	2.4	16.4
Marine Insurance	58,534	5.3	3.7	59,166	1.1	3.7
Personal Accident Insurance	340,154	-16.0	21.4	351,398	3.3	21.9
Automobile Insurance	594,059	1.2	37.3	566,432	-4.7	35.3
Compulsory Automobile Liability Insurance	149,910	0.1	9.4	181,560	21.1	11.3
Other	191,796	-0.6	12.1	182,541	-4.8	11.4

Total	1,590,288	-4.2	100.0	1,602,982	0.8	100.0
Deposit premiums from policyholders (inclusive)	296,730	-20.5	18.7	306,757	3.4	19.1

Net premiums written

(All amounts are in millions of yen.)

Years
Accounts	For the fiscal year ended March 31, 2002			For the fiscal year ended March 31, 2003

	Amount	Increase	Ratio	Amount	Increase	Ratio

		%	%		%	%
Fire Insurance	161,572	-1.6	13.6	166,317	2.9	13.5
Marine Insurance	49,827	6.1	4.2	52,506	5.4	4.2
Personal Accident Insurance	124,225	-5.0	10.5	122,726	-1.2	9.9
Automobile Insurance	591,705	1.3	49.8	564,282	-4.6	45.7
Compulsory Automobile Liability Insurance	90,513	3.2	7.6	165,034	82.3	13.4
Other	169,361	6.1	14.3	164,445	-2.9	13.3

Total	1,187,204	1.2	100.0	1,235,313	4.1	100.0

Net losses paid

(All amounts are in millions of yen.)

Years	For the fiscal year			For the fiscal year
Accounts	ended March 31, 2002			ended March 31, 2003

						Net loss
	Amount	Increase	Net loss ratio	Amount	Increase	ratio	(Fluctuation)

		%	%		%	%	%
Fire Insurance	49,422	-12.7	32.8	53,094	7.4	34.0	1.2
Marine Insurance	28,282	13.5	60.1	23,901	-15.5	48.4	-11.7
Personal Accident Insurance	51,324	-5.6	44.2	50,308	-2.0	44.5	0.3
Automobile Insurance	334,919	0.1	62.0	330,411	-1.3	64.4	2.4
Compulsory Automobile Liability Insurance	56,479	-0.3	74.4	60,948	7.9	42.7	-31.7
Other	102,788	8.8	63.9	102,015	-0.8	65.4	1.5

Total	623,216	0.3	57.3	620,679	-0.4	54.9	-2.4

(Note)	Net loss ratio is calculated on the basis of net losses paid adding to loss adjustment expenses.

<Business Results Forecast for the Fiscal Year ending March 31, 2004>

Major prerequisites of the business results forecasts for the following fiscal year shall be as follows:

•	Net premiums written is estimated based on the Company’s original estimates taking past business results into consideration. With respect to the semiannual period, it is assumed that the standard for calculating premiums will change from the one that the Company has used on the basis of the premiums written during the relevant semiannual period to the same standard that has applied to the calculation of premiums for the fiscal year (that is, excluding contracts which commence the term of insurance after the end of the relevant semiannual period).

•	With regard to net claims paid, payment due to natural calamity is estimated to be ¥18.5 billion for the fiscal year, predicting from the past business results.

•	With regard to the outlook for asset management, it is assumed that there will be no substantial fluctuation in market interest rate, foreign exchange rate or stock prices on and after March 31, 2003.

<Method for Calculation of Yields>

1.	Yield on investment asset (income yield):

          Income yield is an index indicating the result of the asset management from the viewpoint of income (interest and dividends income). (It has been disclosed up to present.) Income yield is calculated based on the numerator (interest and dividend income) and the denominator (acquisition costs).

•	Numerator =	Interest and dividends received (including the amount equivalent to interest and dividends received of investment income (or loss) of money trusts.)
•	Denominator =	Average outstanding balance based on acquisition costs or depreciation costs

2.	Yield on asset management (realized yield):

          Realized yield is an index indicating the result of the asset management from the viewpoint of contribution to profit or loss for the term under review (income statement). Realized yield is calculated based on the numerator (realized income or loss) and the denominator (acquisition costs).

•	Numerator =	Investment income + Investment in income on deposit premiums, etc. — Investment expenses
•	Denominator =	Average outstanding balance based on acquisition costs or depreciation costs

3.	Total return based on the fair value (disclosed for reference):

          Total return based on the fair value is an index indicating investment efficiency based on the fair value. Total return based on the fair value is calculated based on the numerator (realized gain or loss reflecting unrealized holding gain or loss of fair value) and the denominator (fair values).

•	Numerator =	(Investment income + Investment in income on deposit premiums, etc. — Investment expenses) + (Unrealized holding gain or loss at the end of the fiscal year under review* — Unrealized holding gain or loss at the end of the previous fiscal year*) + Increase or decrease in deferred hedge gain or loss
•	Denominator =	Average balance based on acquisition costs or depreciable costs + Unrealized holding gain or loss on other securities at the end of the previous fiscal year*
+ Profit or loss resulting from valuation of securities to be sold or purchased at the end of the previous fiscal year

*The Amount is based on the amount before deduction of tax effects.

Changes in Directors and Corporate Auditors (Effective on June 27, 2003)

1. Change in Representatives:
(1) Candidates for new Representative Directors:

Representative Director		Senior Managing Director
Senior Managing Director		Senior Executive Officer
Senior Executive Officer		General Manager of Tokyo Commercial Business Division 1st
General Manager of Tokyo Commercial Business Division 1st	Takeshi Kurioka

Representative Director		Senior Managing Director
Senior Managing Director		Senior Executive Officer
Senior Executive Officer
General Manager of Hokuriku Division	Sanpei Nozaki

(2) Representative Directors scheduled to retire:

	Mutsuo Hayashi	Representative Director
	(He will assume the office of Standing Special Advisor of the Company.)	Executive Vice President & Director Vice President Executive Officer

	Takashi Kawahara	Representative Director
	(He will assume the office of Standing Special Advisor of the Company.)	Executive Vice President & Director Vice President Executive Officer

2. Change in other Directors and Corporate Auditors:
(1) Candidate for new Director:

Director
Executive Officer
General Manager of Accounting Department	Katsuaki Ikeda	General Manager of Accounting Department

(2) Director scheduled to retire:

Takazumi Kanai
	(He will assume the office of Standing Special Advisor of the Company.)	Senior Managing Director Senior Executive Officer

(3) Candidates for new Corporate Auditors:

Standing Corporate Auditor (Full-time)	Yasuo Ogura	Executive Officer
General Manager of Chubu Division

Standing Corporate Auditor (Full-time)	Masaki Kitano	Associate Director
General Manager of Internal Audit Department

Outside Corporate Auditor (Part-time)	Junichiro Tanaka	Chairman & Director of Mitsui Fudosan Co., Ltd.

(4) Corporate Auditors scheduled to retire:

	Satoru Ohno	Standing Corporate Auditor (Full-time)
(He will assume the office of Standing Special
Advisor of the Company.)

	Shutaro Kubo	Standing Corporate Auditor (Full-time)

	Kenichi Kamiya	Outside Corporate Auditor (Part-time)
(5) Directors scheduled to be promoted:

None

3. Change in Executive Officers:
(1) Candidates for new Executive Officers:

Executive Officer	Hitoshi Matsuno	Associate Director
General Manager of Kansai Division		General Manager of Marketing & Sales Promotion Department

Associate Director of Tokyo Commercial
Executive Officer		Business Division 1st
General Manager of Chubu Division	Hiroaki Shiraki	General Manager of Financial Institutions Department

Executive Officer		General Manager of Tokyo Commercial Production Dept. 2nd
General Manager of Tokyo Commercial Production Dept. 2nd of Tokyo	Isamu Endo	of Tokyo Commercial Business Division 2nd
Commercial Business Division 2nd

Executive Officer General Manager of Asia Division 2nd	Yoshio Iijima	General Manager of Singapore Dept. of Asia Division

Executive Officer
General Manager of Nagoya Automobile Production Dept. 1st of Nagoya	Hisao Mitsubori	General Manager of Nagoya Automobile Production Dept.
Commercial Business Division		1st of Nagoya Commercial Business Division

Executive Officer General Manager of Kyusyu Division		General Manager of Osaka General Production Dept. 3rd of
	Hideharu Nishida	Osaka Commercial Business Division

(2) Executive Officers scheduled to retire:

	Seiichiro Fujita	Managing Executive Officer
	(He will assume the office of President & General	Manager of Tokyo Division
Director of MSK Insurance Center Company,
Limited)

	Hirotoshi Nakamura	Executive Officer
General Manager of Kansai Division

	Yasuo Ogura	Executive Officer
	(He will assume the office of Standing Corporate	General Manager of Chubu Division
Auditor of the Company)

	Hisatoshi Sato	Executive Officer
	(He will assume the office of Senior Managing	General Manager of Kansai Automobile Division
Director of MSK Insurance Center Company,
Limited

(3) Executive Officers scheduled to be promoted:

Senior Executive Officer	Hideaki Aida	Managing Executive Officer
General Manager of Tokyo Automobile Division		General Manager of Tokyo Automobile Division

Managing Executive Officer	Nobuyuki Hidaka	Executive Officer
General Manager of Kansai Automobile Division		General Manager of Kyusyu Division

Managing Executive Officer	Toshiaki Egashira	Executive Officer
General Manager of Chugoku Division		General Manager of Chugoku Division

     Supplement information

     New Executive Officers System to start as of June 27, 2003 is as follows:

Takeo Inokuchi	Chairman & Director	Tsutomu Nagamasa	Executive Officer
	(Representative Director)		General Manager of Internal Audit Dept.
Chief Executive Officer

Hiroyuki Uemura	President & Director	Kumio Ohisa	Executive Officer
	(Representative Director)		General Manager of Tohoku Division
Chief Executive Officer

Takeshi Kurioka	Senior Managing Director	Minoru Shoda	Executive Officer
	(Representative Director)		General Manager of Tokyo Division
Senior Executive Officer
General Manager of Tokyo Commercial Business
Division 1st

Norio Kobayashi	Senior Executive Officer	Norio Misaka	Executive Officer
	General Manager of Osaka Commercial Business		General Manager of Non-Marine Claims
	Division		Administration Dept.

Sanpei Nozaki	Senior Managing Director	Kazuo Shintani	Executive Officer
	(Representative Director)		General Manager of Hokkaido Division
Senior Executive Officer
General Manager of Hokuriku Division

Yoshiaki Shin	Senior Managing Director	Koichi Kubota	Executive Officer
	Senior Executive Officer		General Manager of Shikoku Division

Hideaki Aida	Senior Executive Officer	Ichiro Iijima	Executive Officer
	General Manager of Tokyo Automobile Division		General Manager of Europe & Middle East Dept.

Atsushi Watamura	Managing Director	Shunji Abo	Executive Officer
	Managing Executive Officer		General Manger of Fire & Casualty Underwriting Dept.

Kenichi Enami	Managing Executive Officer	Kazuo Kondo	Director
	General Manager of Tokyo Commercial Business		Executive Officer
	Division 2nd		General Manger of Human Resource Dept.

Ken Ebina	Managing Director	Hitoshi Matsuno	Executive Officer
	Managing Executive Officer		General Manager of Kansai Division

Yoshihiko Mikuni	Managing Executive Officer	Hiroaki Shiraki	Executive Officer
	General Manager of Kanto & Koshinetsu Division		General Manager of Chubu Division

Tadao Iso	Managing Director	Isamu Endo	Executive Officer
	Managing Executive Officer		General Manager of Tokyo Commercial Production
	General Manager of Asia Division 1st		Dept. 2nd of Tokyo Commercial Business Division 2nd

Tetsuo Kondo	Managing Executive Officer	Yoshio Iijima	Executive Officer
	General Manager of Kanagawa & Shizuoka Division		General Manager of Asia Division 2nd

Kazuo Yamada	Managing Executive Officer	Katsuaki Ikeda	Director
	General Manager of Nagoya Commercial Business		Executive Officer
	Division		General Manager of Accounting Dept.

Yasuo Tsutsumi	Managing Director	Hisao Mitsubori	Executive Officer
	Managing Executive Officer		General Manager of Nagoya Automobile Production
Dept. 1st of Nagoya Commercial Business Division
Takashi Yamashita	Managing Director	Hideharu Nishida	Executive Officer
	Managing Executive Officer		General Manager of Kyusyu Division
General Manager of Financial Service Division

Susumu Uchida	Managing Director	Kazuho Tanaka	Standing Corporate Auditor
	Managing Executive Officer		(Full-time)

Nobuyuki Hidaka	Managing Executive Officer	Yuji Nishiyama	Standing Corporate Auditor
	General Manager of Kansai Automobile Division		(Full-time)

Toshiaki Egashira	Managing Executive Officer	Yasuo Ogura	Standing Corporate Auditor
	General Manger of Chugoku Division		(Full-time)

Koji Yoshida	Executive Officer	Masaki Kitano	Standing Corporate Auditor
	General Manager of North America Dept		(Full-time)

Toshihiro Nakagawa	Executive Officer	Junichiro Tanaka	Corporate Auditor
	General Manager of Chiba & Saitama Division		(Part-time)

Hiromi Asano	Director	Akira Nishioka	Corporate Auditor
	Executive Officer		(Part-time)
General Manager of Corporate Planning Dept.

4. [Translation in English]

Reference Materials for the Year ended March 31, 2003

May 19, 2003
Mitsui Sumitomo Insurance Company, Limited

The figures after deducting the refundable premium of the automobile insurance “Modo-Rich”, which contains a special clause of premium adjustment and refund at maturity, and the increase arising from the abolition of ceded reinsurance of compulsory automobile liability insurance by the Japanese government, is presented herein.

Income and Loss for the Year ended March 31, 2003
in comparison with the Previous Fiscal Year

(All amounts are in millions of yen.)

	Years

		For the fiscal year	For the fiscal year		Percentage of
		ended March 31,	ended March 31,		increase or
Accounts		2002	2003	Fluctuation	decrease

					%
Direct premiums written (including deposit premiums from policyholders)	(1)	1,578,745	1,618,190	39,445	2.5
Direct premiums written	(2)	1,282,014	1,311,432	29,418	2.3

Ordinary Income and Expenses
Underwriting income	(3)	1,681,851	1,683,019	1,167	0.1
Net premiums written	(4)	1,175,662	1,184,547	8,885	0.8
Deposit premiums from policyholders	(5)	296,730	306,757	10,027	3.4
Reversal of underwriting reserve	(6)	137,676	126,200	-11,475	-8.3
Underwriting expenses	(7)	1,451,341	1,439,922	-11,419	-0.8
Net losses paid	(8)	623,216	619,855	3,360	-0.5
Losses adjustment expenses	(9)	56,853	57,286	432	0.8
Commissions and collection expenses	(10)	207,580	212,260	4,679	2.3
Maturity refunds to policyholders	(11)	523,145	538,281	15,136	2.9
Provision for outstanding claims	(12)	24,759	11,405	-13,354	-53.9
Provision for underwriting reserve	(13)	14,689	—	-14,689	-100.0

Investment income	(14)	102,652	100,493	2,158	-2.1
Interest and dividends received	(15)	129,222	116,816	12,405	-9.6
Gain on sales of securities	(16)	37,922	44,879	6,956	18.3
Investment expenses	(17)	36,422	76,135	39,712	109.0
Loss on sales of securities	(18)	2,845	14,943	12,098	425.2
Loss on valuation of securities	(19)	27,125	50,265	23,140	85.3

Operating expenses and general and administrative expenses	(20)	234,929	220,524	-14,405	-6.1
Operating expenses and general and administrative expenses for underwriting	(21)	219,808	205,623	-14,184	-6.5

Other ordinary income and expenses	(22)	825	748	-76	-9.3

Ordinary profit	(23)	62,635	47,679	-14,955	-23.9
Underwriting gain	(24)	10,228	36,976	26,747	261.5

Extraordinary Income and Losses
Extraordinary income	(25)	12,361	22,056	9,694	78.4
Extraordinary losses	(26)	42,739	15,801	-26,937	-63.0

Extraordinary income and losses	(27)	-30,377	6,254	36,632	—

Income before income taxes	(28)	32,257	53,934	21,676	67.2
Income tax and residents tax	(29)	16,797	33,681	16,883	100.5
Adjustment to income taxes	(30)	-8,148	-12,109	-3,961	—
Net income	(31)	23,607	32,362	8,755	37.1

Raito		%	%
Net loss ratio	(32)	57.8	57.2
Net operating expense ratio	(33)	36.4	35.3
Combined ratio	(34)	94.2	92.5

Yield on investment assets (income yield)	(35)	2.54	2.37
Yield on asset management (realized yield)	(36)	2.71	1.82

(Reference)	Total return based on the fair value:	- 2.59% for the fiscal year ended March 31, 2002
- 5.18% for the fiscal year ended March 31, 2003

(Note)	Underwriting gain = Underwriting income — (Underwriting expenses + Operating expenses and general and administrative expenses for underwriting) ± Other income and expenses “Other income and expenses” includes the amounts equivalent to income taxes incurred with the compulsory automobile liability insurance, etc.

The figures after deducting the refundable premium of the automobile insurance “Modo-Rich”, which contains a special clause of premium adjustment and refund at maturity, and the increase arising from the abolition of ceded reinsurance of compulsory automobile liability insurance by the Japanese government, is presented herein.

Direct premiums written (including deposit premiums from policyholders)

(All amounts are in millions of yen.)

		For the fiscal year ended March 31, 2002			For the fiscal year ended March 31, 2003

Accounts	Years	Amount	Increase	Ratio	Amount	Increase	Ratio

			%	%		%	%
Fire Insurance		255,832	-5.5	16.2	261,883	2.4	16.2
Marine Insurance		58,534	5.3	3.7	59,166	1.1	3.7
Personal Accident Insurance		340,154	-16.0	21.5	351,398	3.3	21.7
Automobile Insurance		582,516	1.3	36.9	581,640	-0.2	35.9
Compulsory Automobile Liability Insurance		149,910	0.1	9.5	181,560	21.1	11.2
Miscellaneous		191,796	-0.6	12.2	182,541	-4.8	11.3

Total		1,578,745	-4.2	100.0	1,618,190	2.5	100.0
Deposit premiums from policyholders (inclusive)		296,730	-20.5	18.8	306,757	3.4	19.0

Net premiums written

(All amounts are in millions of yen.)

		For the fiscal year ended March 31, 2002			For the fiscal year ended March 31, 2003

Amount	Years	Amount	Increase	Ratio	Amount	Increase	Ratio

			%	%		%	%
Fire Insurance		161,572	-1.6	13.7	166,317	2.9	14.0
Marine Insurance		49,827	6.1	4.2	52,506	5.4	4.4
Personal Accident Insurance		124,225	-5.0	10.6	122,726	-1.2	10.4
Automobile Insurance		580,162	1.4	49.4	579,490	-0.1	48.9
Compulsory Automobile Liability Insurance		90,513	3.2	7.7	99,060	9.4	8.4
Miscellaneous		169,361	6.1	14.4	164,445	-2.9	13.9

Total		1,175,662	1.2	100.0	1,184,547	0.8	100.0

Net losses paid

(All amounts are in millions of yen.)

		For the fiscal year
		ended March 31, 2002			For the fiscal year ended March 31, 2003

Accounts	Years	Amount	Increase	Net loss ratio	Amount	Increase	Net loss ratio	(Fluctuation)

			%	%		%	%	%
Fire Insurance		49,422	-12.7	32.8	53,094	7.4	34.0	1.2
Marine Insurance		28,282	13.5	60.1	23,901	-15.5	48.4	-11.7
Personal Accident Insurance		51,324	-5.6	44.2	50,308	-2.0	44.5	0.3
Automobile Insurance		334,919	0.1	63.2	330,411	-1.3	62.7	-0.5
Compulsory Automobile Liability Insurance		56,479	-0.3	74.4	60,124	6.5	70.4	-4.0
Miscellaneous		102,788	8.8	63.9	102,015	-0.8	65.4	1.5

Total		623,216	0.3	57.8	619,855	-0.5	57.2	-0.6

(Note 1)	Net loss ratio is calculated on the basis of net losses paid adding to loss adjustment expenses.

(Note 2)	The refundable premium of the automobile insurance “Modo-Rich”, which contains a special clause of premium adjustment and refund at maturity:

For the fiscal year ended March 31, 2002:	¥11,542 million
For the fiscal year ended March 31, 2003:	-¥15,208 million

(Note 3)	The increase in income arising from the abolition of ceded reinsurance of compulsory automobile liability insurance by the Japanese government:

For the fiscal year ended March 31, 2003	¥65,973 million

(Note 4)	The increase in losses paid arising from the abolition of ceded reinsurance of compulsory automobile liability insurance by the Japanese government:

For the fiscal year ended March 31, 2003	¥824 million

The figures after deducting the refundable premium of the automobile insurance “Modo-Rich”, which contains a special clause of premium adjustment and refund at maturity, and the increase arising from the abolition of ceded reinsurance of compulsory automobile liability insurance by the Japanese government, is presented herein.

Breakdown of Operating Expenses
(operating expenses and general and administrative expenses + commissions and collection expenses)

							(Billions of yen)
	For the fiscal year ended		For the fiscal year ended				Percentage of increase or
	March 31, 2002		March 31, 2003		Increase or decrease		decrease

	Operating		Operating		Operating		Operating
	expenses and		expenses and		expenses and		expenses and
	general and		general and		general and		general and
	administrative		administrative		administrative		administrative
	expenses	Underwriting	expenses	Underwriting	expenses	Underwriting	expenses	Underwriting

Personnel expenses	119.4	115.1	111.8	107.5	-7.5	-7.5	-6.3%	-6.5%
Nonpersonnel expenses	102.0	92.4	95.8	86.6	-6.1	-5.7	-6.0%	-6.2%
Taxes and contributions	13.4	12.2	12.7	11.3	-0.7	-0.9	-5.2%	-7.5%

Subtotal	234.9	219.8	220.5	205.6	-14.4	-14.1	-6.1%	-6.5%

Commissions and collection expenses	207.5	207.5	212.2	212.2	4.6	4.6	2.3%	2.3%

Total operating expenses	442.5	427.3	432.7	417.8	-9.7	-9.5	-2.2%	-2.2%

Net operating expense ratio		36.4%		35.3%		1.1%

CONDITION OF PAYMENT DUE TO NATURAL DISASTERS

					(Billions of yen)
	For the fiscal year ended March 31, 2002			For the fiscal year ended March 31, 2003

	Direct losses	Net losses	Outstanding	Direct losses	Net losses	Outstanding
	paid	paid	claims	paid	paid	claims

Fire Insurance	1.2	1.1	0.1	4.9	4.8	0.3
Automobile Insurance	0.0	0.0	0.0	0.6	0.6	0.0
Other	0.2	0.1	0.0	1.0	0.9	0.2

Total	1.4	1.3	0.1	6.5	6.3	0.6

(Note)	Natural disasters occurred during the relevant fiscal year have been stated in the above list.

Damages due to Stolen Automobiles

For the fiscal year ended March 31, 2002			For the fiscal year ended March 31, 2003

Number of payment	Direct losses paid	Outstanding claims	Number of payment	Direct losses paid	Outstanding claims

	(Billions of yen)	(Billions of yen)		(Billions of yen)	(Billions of yen)
13,361	10.3	1.7	16,543	10.1	1.9

Outstanding Claims

			(Billions of yen)
	For the fiscal year ended		For the fiscal year ended
	March 31, 2002		March 31, 2003

	Outstanding		Outstanding
	balance	Increase	balance	Increase

Fire Insurance	31.9	1.5	35.1	3.2
Marine Insurance	17.7	1.3	20.1	2.3
Personal Accident Insurance	32.1	-1.6	32.9	0.7
Automobile Insurance	217.7	14.9	214.5	-3.2
Compulsory Automobile Liability Insurance	21.5	0.8	22.9	1.3
Other	84.2	7.7	91.2	6.9

Total	405.4	24.7	416.8	11.4

Reserve for Extraordinary Risks

			(Billions of yen)
	For the fiscal year ended		For the fiscal year ended
	March 31, 2002		March 31, 2003

	Outstanding		Outstanding
	balance	Reserve ratio	balance	Reserve ratio

Fire Insurance	126.9	79.8%	134.6	82.2%
Marine Insurance	42.6	85.6%	44.7	85.2%
Personal Accident Insurance	65.4	52.7%	69.0	56.2%
Automobile Insurance	89.6	15.4%	87.1	15.0%
Other	81.9	48.4%	88.4	53.8%

Total	406.6	37.6%	424.0	39.2%

(Note)	Reserve ratio represents the ratio to net premiums written (excluding earthquake, compulsory automobile liability insurance and refundable premium of the automobile insurance “Modo-Rich”).

Long-Lived Assets

		(Billions of yen)
	For the fiscal year ended	For the fiscal year ended
	March 31, 2002	March 31, 2003

Long-lived assets	2,675.1	2,505.5

(Note)	Long-lived assets mean the aggregate outstanding amount of refundable reserve of saving-type insurance and dividend equalization reserve to policyholders, which are components of underwriting reserve.

- End -

5.	[Translation in English]

May 29, 2003

Summary of Consolidated Financial Statements
for the Year Ended March 31, 2003

Name of Listed Company:	Mitsui Sumitomo Insurance Company, Limited
Code Number:	8752
Stock Exchanges:	Tokyo Stock Exchange, Osaka Securities Exchange and Nagoya Securities Exchange
Headquarters:	Tokyo
(URL http://www.ms-ins.com)
Representative:	Hiroyuki Uemura, President & Director
Contact:	Hiroyuki Hata
Manager of Financial Accounting Section, Accounting Dept.
Phone number 03-3297-6648

The Board of Directors approved the consolidated financial statements of Mitsui Sumitomo Insurance Company, Limited (the “Company”) on the following date:

May 29, 2003

Whether or not the U.S. GAAP has been adopted for the settlement of accounts:

Not provided.

1.	Consolidated business results for the fiscal year ended March 31, 2003 (from April 1, 2002 to March 31, 2003):

(Note)(1)	The Company was renamed as of October 1, 2001, as a result of the merger of Mitsui Marine and Fire Insurance Company, Limited (“Mitsui”) and The Sumitomo Marine & Fire Insurance Company, Limited (“Sumitomo”). For the convenience of comparison with the business results for the fiscal year ended March 31, 2003, the business results for the fiscal year ended March 31, 2002 are represented, in principle, by the accumulated figures of business results of Sumitomo and Mitsui without any adjustment. The business results for the fiscal year ended March 31, 2002 are represented by the accumulated figures of Sumitomo for the semiannual period from April 1, 2001 to September 30, 2001 and the Company for the fiscal year from April 1, 2001 to March 31, 2002 without any adjustment (the same shall be applied hereinafter); Provided, however, that net income per share, diluted net income per share and the average number of shares in issue are represented by the results of the Company (for the fiscal year ended March 31, 2002).

(2)	All amounts are in millions and amounts less than one million have been disregarded. The ratio is rounded to the nearest whole number. In addition, any negative amounts appear with the mark (-) (the same shall be applied hereinafter).

(1)	Consolidated operating results

	Ordinary income		Ordinary profit		Net income

For the year ended	¥ mil	%	¥ mil.	%	¥ mil.	%
March 31, 2003	1,920,379	1.0	49,557	-20.8	32,812	72.8
For the year ended March 31, 2002	1,901,260	-0.1	62,594	2.0	18,986	-36.5

		Diluted net		Operating profit	Operating profit
	Net income	income per	Return on	as a percentage	as a percentage of
	per share	share	equity	of total assets	net sales

For the year ended March 31, 2003	¥22.46	¥21.35	2.8%	0.7%	2.6%
For the year ended March 31, 2002	¥14.44	¥13.66	1.4%	0.8%	3.3%

(Notes)

(1)	Equity in earnings (losses) of affiliates amounted to - ¥546 million for the year ended March 31, 2003 and ¥— for the year ended March 31, 2002.

(2)	The average number of shares of common stock in issue on a consolidated basis was 1,457,297,148 shares for the year ended March 31, 2003 and 1,115,620,523 shares for the year ended March 31, 2002.

(3)	Accounting change was made during the year ended March 31, 2003.

(4)	The percentages presented in the column “Ordinary income”, “Ordinary profit” and “Net income” above represent an increase or decrease ratio in comparison with the corresponding figures for the previous fiscal year.

(2)	Consolidated financial conditions

			Shareholders’	Shareholders’
		Shareholders’	equity as a	equity
	Total assets	equity	percentage of	per share
	(¥ mil.)	(¥ mil.)	total assets	(¥)

As of March 31, 2003	6,477,614	1,041,955	16.1%	717.74
As of March 31, 2002	7,323,905	1,269,927	17.3%	869.82

(Note) The number of shares of common stock in issue on a consolidated basis was 1,451,592,169 shares as of March 31, 2003 and 1,459,972,121 shares as of March 31, 2002.

(3)	Consolidated cash flows

	Cash flows	Cash flows	Cash flows	Balance of
	from	from	from	cash and cash
	operating	investing	financing	equivalents at end
	activities	activities	activities	of year

For the year ended	¥ mil	¥ mil.	¥ mil.	¥ mil.
March 31, 2003	75,878	2,213	-78,840	370,775
For the year ended March 31, 2002	31,007	-20,979	-42,299	372,383

(4)	Scope of consolidation

Number of consolidated subsidiaries:	25
Number of unconsolidated subsidiaries accounted for by the equity method:	—
Number of affiliates accounted for by the equity method:	2

(5)	Changes in the scope of consolidation and the application of equity method for the year ended March 31, 2003

Number of newly consolidated subsidiaries:	—
Number of consolidated subsidiaries excluded from consolidation:	1
Number of unconsolidated subsidiaries and affiliates newly accounted for by the equity method:	2
Number of unconsolidated subsidiaries and affiliates ceased to be accounted for by the equity method:	—

2.	Consolidated operating results forecast for the Year ending March 31, 2004 (from April 1, 2003 to March 31, 2004):

	Net premiums written	Ordinary income	Net income

For the six months	¥ mil	¥ mil	¥ mil
ending September 30, 2003	955,000	33,000	19,000

For the year ending March 31, 2004	1,930,000	75,000	41,000

     The estimated net income per share for the year ending March 31, 2004: ¥28.18

Note:

The foregoing are forward-looking statements based on a number of assumptions and beliefs in light of the information currently available to management and subject to significant risks and uncertainties. Actual financial results may differ materially depending on a number of factors including, adverse economic conditions, currency exchange rate fluctuations, adverse legislative and regulatory developments, delays in new product launches, pricing and insurance product initiatives of competitors, the inability of the Company or its subsidiaries or affiliates to market existing and new insurance products effectively, infringements intellectual property rights of the Company or its subsidiaries or affiliates and the adverse outcome of material litigation.

(Note)	Please refer to page 6 of the Japanese original version with respect to the preconditions and other related matters for the operating results forecast stated above.

Corporate Group

The corporate group (the Company and affiliates) consists of the Company, its 77 subsidiaries and 22 affiliates. It is an insurance and financial group carrying out the "non-life insurance business and non-life insurance related business" and "life insurance business".

Mitsui Sumitomo Insurance Company, Limited

- **Non-Life Insurance Business and Non-Life Insurance Related Business** <97 companies>
  - **Non-Life Insurance Business** <23 companies> 15 subsidiaries, 8 affiliates
    - ★ Mitsui Marine & Fire Insurance Company of America <U.S.A.>
    - ★ Sumitomo Marine & Fire Insurance Company of America <U.S.A.>
    - ★ Mitsui Sumitomo Insurance Company (Europe), Limited <U.K.>
    - ★ The Sumitomo Marine & Fire Insurance Co., (Europe) Limited <U.K.>
    - ★ MSI Corporate Capital Limited <U.K.>
    - ★ Mitsui Sumitomo Insurance (Singapore), Pte Ltd. <SINGAPORE>
    - ★ MS Frontier Reinsurance Limited <BERMUDA>
    - ★ Mitsui Sumitomo Reinsurance Limited <IRELAND>
    - ★ Mitsui Sumitomo Insurance Company (Hong Kong) Limited <HONG KONG>
    - ★ P.T. Asuranshi Mitsui Marine Indonesia <INDONESIA>
    - ★ P.T. Asuranshi Sumitomo Marine & Pool <INDONESIA>
    - ★ Mitsui Sumitomo Seguros S.A. <BRAZIL>
    - ★ Mitsui Sumitomo Insurance (Malaysia) Bhd. <MALAYSIA> and other 10 companies
  - **Non-Life Insurance Related Business** <42 companies> 39 subsidiaries, 3 affiliates
    - ☆ MITSUI SUMITOMO INSURANCE Claims Adjusting Company, Limited (Automobile insurance claim survey business)
    - ☆ Interisk Research Institute & Consulting, Inc. (Total risk management services)
    - ★ Mitsui Sumitomo Insurance Group Holdings (U.S.A.), Inc. <U.S.A.> (Management and operating business of subsidiaries)
    - ★ Mitsui Sumitomo Insurance (London Management) Ltd. <U.K.> (Non-life insurance agency business and management and operating business of subsidiaries) and other 38 companies
  - **Asset Management Related Business** <18 companies>
    - **Investment Trust and Investment Advisory Business** <5 affiliates>
      - ● Sumitomo Mitsui Asset Management Company, Limited (Commissioning Business of Security Investment Trust and Investment Advisory Business) and 4 other companies
    - **Real Estate Investment Business** <2 subsidiaries>
      - ☆ Taisho Realty America Corporation <U.S.A.>
      - ☆ MSI Property (U.S.A.), Inc. <U.S.A.>
    - **Other Asset Management Related Business** <11 companies> 9 subsidiaries, 2 affiliates
      - ★ MITSUI SUMITOMO INSURANCE Venture Capital Company, Limited (Venture capital business)
      - ☆ MITSUI SUMITOMO INSURANCE Loan Service Company, Limited (Credit guarantees and outsourcing business) and 9 other companies
  - **General Affairs & Administrative Outsourcing Business** <14 companies>
    - **General Affairs Related Business** <3 companies> 2 subsidiaries, 1 affiliate
      - ☆ MSK Building Service Company, Limited (Management and operating business of real estate)
      - ☆ MSK Shoji Company, Limited (Social welfare business) and 1 other company
    - **Outsourcing and Computing Related Business** <2 subsidiaries>
      - ☆ MSK Information Service Company, Limited (Operation of computer equipment)
      - ☆ MSK System Development Company, Limited (Development of computer software)
    - **Training Business** <1 subsidiary>
      - ☆ MITSUI SUMITOMO INSURANCE Agency Service Company, Limited (Education and training business for agencies of the Company)
    - **Staff Dispatching Business** <1 subsidiary>
      - ☆ MITSUI SUMITOMO INSURANCE Staffing Service Company, Limited (Staff dispatching business)
    - **Other Businesses** <7 companies> 5 subsidiaries, 2 affiliates
      - ☆ MITSUI SUMITOMO INSURANCE Care Network Company, Limited (Operation of nursing facilities and welfare businesses for elderly) and 6 other companies
- **Life Insurance Business** <2 companies> 1 subsidary, 1 affiliate
  - ★ Mitsui Sumitomo Kirameki Life Insurance Company, Limited
  - ● Mitsui Sumitomo CitiInsurance Life Insurance Co. Ltd.

(Notes)

Management Policy

1.	Fundamental Management Policy

     As its management concept, Mitsui Sumitomo Insurance Company, Limited (the “Company”) has stated:

     Through our insurance and financial services business, we commit ourselves to the following:

•	Bringing security and safety to people and businesses around the world, and making a lasting contribution to the enrichment of society.

•	Providing the finest products and services, and realizing customer satisfaction.

•	Continuously improving our business, thereby meeting our shareholders’ expectations and earning their trust.

     The Company shall also strive to be, and maintain the corporate image of:

-1-	an insurance and financial group (aiming at the realization of a non-life insurance company in Japan having the No. 1 growth, profitability and size and, operating globally on the basis of an aggressive international strategy) which engages in non-life insurance and life insurance as its core business and at the same time dynamically develops financial services and risk related services business;

-2-	an insurance and financial group which is highly valued and trusted by customers, shareholders, agencies, and society; and

-3-	an insurance and financial group, the staff of which is full of creativity and is energetic, very fresh and innovative.

2.	Basic Profit Distribution Policy

     The Company intends to respond to support from its shareholders by paying dividends suitable for its business results and effecting a proper profit returning policy on the basis of maintaining stable dividends, while taking business developments and the future managerial environment into consideration. Given the nature of the non-life insurance business, however, the Company deems it necessary to seek to enhance its internal reserves in preparation for the occurrence of an earthquake or any other extraordinary disaster.

     Such internal reserves will be used for effective investment aimed at strengthening the managerial basis of the Company to prepare for changes in the business environment while at the same time efforts will be made to expand its collateral power.

3.	Medium- and Long-term Corporate Management Strategies and Matters to be Addressed by the Company

     In the non-life insurance industry, presently in the midst of further severe operating conditions including ongoing deregulation, a sharp rise in reinsurance premium rates caused by shrinkage of the reinsurance market, revealed investment risks due to the sluggish stock markets, etc., it appears that competition in the industry will become more intensified and movements towards business tie-ups or reorganizations will be accelerated across borders or beyond business segments.

     Under these circumstances, the Company, in accordance with the two-year medium-term strategic business plan, “MS WAVE II”, which started from April 2003, will seek rapid progress in growing power and profitability and through its positive efforts for bettering corporate quality, the Company intends to devote itself to realization of being an insurance and financial group which will dynamically conduct its overseas business, financial service business and risk-related business, with an emphasis on non-life insurance business and life insurance business as its core business.

     Basic strategies of the medium-term strategic business plan, “MS WAVE II”, of the Company are as follows:

(1)	Strategies for achieving No. 1 growth and profitability

-1-	Reinforcement of retail marketing activities;

-2-	Positive expansion of business base in Asia, improvement of business income in the U.S.;

-3-	Reinforcement of reinsurance business, improvement of net income;

-4-	Reinforcement of life insurance business;

-5-	Strengthening cost-competitive power and lowering the loss ratio; and

-6-	Improving investment return.

(2)	Strategies for achieving No. 1 corporate quality

-1-	Enhancement of CS (customer satisfaction) by offering customers the best quality products and services;

-2-	Promotion of reforming awareness and action of employees;

-3-	Risk management and compliance to the fullest extent;

-4-	Promotion of new business investment, sophisticated capital usage;

-5-	Reinforcement of corporate governance; and

-6-	Pushing forward social contribution and active handling of environmental issues.

     In addition to the strategies mentioned above, the Company is promoting business alliances aggressively for expansion of growth and profitability. Major business alliances and progresses thereof are as follows:

(1)	Strengthening of insurance business through the Mitsui and Sumitomo Group

The Company is promoting following business alliances pursuant to the “Basic Agreement Concerning Comprehensive Alliance” dated November 22, 2001 which was concluded among the Company, Mitsui Mutual Life Insurance Company, Sumitomo Life Insurance Company and Sumitomo Mitsui Banking Corporation.

-1-	Restructuring of asset management business

Five asset management subsidiaries of the above-mentioned companies were merged on December 1, 2002 and renamed into “SUMITOMO MITSUI Asset Management Co., Ltd.”; and

-2-	Converging of Mitsui life and non-life insurance subsidiaries into the Company

The Company, in accordance with the basic agreement concerning convergence of Mitsui Seimei General Insurance Co., Ltd. (“Mitsui Seimei”) entered into in June, 2002, is now proceeding replacement of insurance contracts of Mitsui Seimei which will expire in and after November 2002 by similar insurance products of the Company in due order. The Company entered into the Comprehensive Transfer Agreement with Mitsui Seimei in March 2003 in order to transfer insurance contracts in force of Mitsui Seimei as of November 1, 2003 to the Company comprehensively with the approval of relevant authorities as well as the approval at the general meeting of shareholders of the Company.

(2)	Alliance with the U.S. Citi Group

The Company and Citi Insurance International Holdings Inc., an international insurance division of the U.S. Citi Group, jointly established “MITSUI SUMITOMO CitiInsurance Life Insurance Co. Ltd.”, which commenced business in October 2002 and is producing favorable business results.

(3)	Alliance with the Nissay Group

     “Insurance System Solution Inc.”, established by the Company with the Nissay Group in April 2001 to develop and operate computer systems for insurance agencies, developed a composite management system of both life insurance and non-life insurance products for customers and contracts in April 2002, the first of its kind in the insurance industry, and commenced providing services to customers. It also started providing sales services at bank’s counters in October 2002, thereby increasing its sales results steadily.

(4)	Entrance into asset valuation business

     “American Appraisal Japan Co. Ltd.” which was jointly set up in April 2002 by the Company and American Appraisal Associates Inc. through InterRisk Research Institute & Consulting, Inc., an affiliate of the Company, has steadily increased its sales results mainly in the asset appraisal business involved in corporate mergers.

4.	Basic View on Corporate Governance and State of Execution of Measures

     The Company considers “reinforcement of corporate governance” as one of its important managerial themes and seeks to build clearer management systems with restraining functions as well as to realize a sincere corporate culture. Similarly, it also aims to comply with the laws and regulations, etc. to the fullest extent.

     The management body of the Company consists of sixteen (16) Directors, six (6) Corporate Auditors (two (2) of which are outside Corporate Auditors and have no special interests with the Company) and thirty-eight (38) Executive Officers (including those concurrently holding the post of Director). The Company has adopted an executive officer system to separate “decision-making and supervising functions of important managerial matters” from “executive functions”, thereby establishing a system for the execution of business in which each of the Executive Officers is responsible for making decisions on important business matters and supervising execution of business by Directors and Executive Officers at meetings of the Board of Directors.

     A meeting of the Board of Directors is held, in principle, at least once a month and the Company held such meetings, including extraordinary ones, twenty times in total during the fiscal year under review. Furthermore, the Company has also set up a Personnel Committee and a Compensation Committee as internal committees of the Board of Directors, which will advise the Board of Directors on personnel matters and matters of compensation for Directors and Executive Officers, respectively, for ensuring clarity. The Company has determined that the term of office of Directors shall be one year so as to define Directors’ responsibility in management for each year.

     The Company has set up the Internal Audit Department for internal auditing in order to fulfill a monitoring function by supervising and auditing the execution of business, etc. concerning overall business activities from the perspective of legality and rationality and by reporting the results thereof to the Board of Directors quarterly. In addition, the Company has made efforts to establish an internal control system by setting up a “Risk Management Committee” which shall appraise and manage risks throughout and across the Company and a “Compliance Committee” which shall take concrete measures to enhance compliance.

     During the fiscal year under review, the Company has exerted itself to promote a system of compliance with laws and regulations and to review various rules on internal control, increasing the number of compliance officers in the front office of each block. In the future, the Company intends to make further efforts to build an effective internal control system.

5.     Viewpoint and Policy, etc. related to Reduction of Investment Units

     The Company recognizes that reduction of investment units (the number of shares consisting a trading unit) is one of the effective measures to expand classes of individual investors and to enhance liquidity of stocks; however, in light of Company’s current share price level, number of shareholders, liquidity of stocks, cost effectiveness, etc., the Company considers that reduction of investment units should not be effected immediately at this point. The Company intends to deal with this matter flexibly, considering changes of the above-mentioned factors, market demand, etc.

- End -

Operating Results and Financial Position

1.	Operating results of the consolidated fiscal year

(1)	Operating results of the consolidated fiscal year

     During the consolidated fiscal year under review, while there were some signs of economic recovery such as increases in export and bottoming out of decreases in private capital investments, the Japanese economy remained in a severe condition, reflecting continuing weak personal consumption and housing investment due to the severe employment and earning environments as well as fall in the stock market and a strained international situation.

     In the non-life insurance industry, net premiums written showed slower growth reflecting sluggish business conditions and falling premium rates, and also interest and dividends received decreased due to the continuing low level of interest rates. Accordingly, the non-life insurance industry remained in a severe condition the same as the previous fiscal years.

     Under these business conditions, the Company implemented more active business activities than ever in the last year to complete the basic management plan called “MS WAVE”, started in 2001, for realizing fundamental managerial ideas for the new company. As a result, ordinary income for the consolidated fiscal year was ¥1,920.3 billion and ordinary expenses for the consolidated fiscal year was ¥1,870.8 billion. Consequently, ordinary profit obtained by deducting ordinary expenses from ordinary income amounted to ¥49.5 billion, a decrease of ¥13.0 billion from the previous fiscal year, reflecting increased loss on evaluation of securities caused by the decline in the stock market.

     The details by business segment are as follows:

-1- In the non-life insurance business, despite decreased revenue due to a substantial increase in payment of maturity refunds of “Modorichi”, an automobile insurance that was sold in the past years and has expired in the current consolidated fiscal year, reflecting increased revenue of Compulsory Automobile Liability Insurance owing to abolition of governmental reinsurance, net premiums written amounted to ¥1,303.9 billion, an increase of ¥69 billion over the previous fiscal year. After adding investment income, ordinary income amounted to ¥1,859.4 billion. While our efforts to realize earlier synergistic effects of mergers resulted in a substantial decrease in operating expenses, the Company was obliged to account for substantial loss on evaluation of securities caused by the decline in the stock market. As a result, ordinary expenses amounted to ¥1,809.3 billion and therefore, ordinary profit amounted to ¥50.1 billion.

-2- In the life insurance business, Mitsui Sumitomo Kirameki Life Insurance Company, Limited, which is a subsidiary of the Company, made efforts to expand its business. Consequently, the total amount of personal insurance and personal annuity in force increased, and thus life insurance premiums written amounted to ¥124.5 billion, an increase of ¥4.4 billion over the previous consolidated fiscal year. As a result, ordinary income including life insurance premiums written amounted to ¥133.0 billion. Ordinary expenses in life insurance business, including investment loss of Mitsui Sumitomo CitiInsurance Life Insurance Co., Ltd., which has newly become an affiliate of the Company, in the amount of ¥400 million calculated by equity method, amounted to ¥133.6 billion and as a result, ordinary loss amounted to ¥500 million.

     After adding to or deducting from the ordinary profit indicated above, extraordinary profit, extraordinary losses, income tax and residents tax, etc. adjustments to income taxes, and minority interest, net income for the fiscal year under review increased by ¥13.8 billion and amounted to ¥32.8 billion over the previous consolidated fiscal year due to a decrease in various expenses concerning mergers and the reversal of reserve for price fluctuation.

(2) Prospects for operating results of the next consolidated fiscal year

     With regard to operating results for the next consolidated fiscal year, the Company estimates ordinary income to be ¥1,930 billion, ordinary profit to be ¥75 billion and net income for the fiscal year to be ¥41 billion, under the following conditions:

•	Net premiums written is estimated based on the Company’s own forecast, predicting from the past business results. For the interim period, it is assumed that insurance premiums will be calculated on the basis of the same standard as in the case of the whole period (excluding such insurance contracts as would commence policy term after the end of the interim period), not on the traditional basis to include such contracts.

•	With regard to net claims paid, payment by the Company due to natural disaster is estimated to be ¥18.5 billion for the whole fiscal year, predicting from the past business results.

•	With regard to prospects for asset management, it is assumed that there will be no substantial fluctuation in the market interest rates, the foreign exchange rates or the stock prices as of the end of March, 2003.

2. Financial position

     The consolidated total assets of the Company decreased by ¥846.2 billion compared with the previous consolidated fiscal year, and amounted to ¥6,477.6 billion as a result of the decline in the stock market as well as a decrease in customers’ liability under acceptance and guarantee due to statement of credit derivative transactions at their reasonable value in the balance sheet.

     The shareholders’ equity decreased by ¥227.9 billion compared with the previous consolidated fiscal year and amounted to ¥1,041.9 billion, mainly due to a decrease in unrealized holding gain on investments, net of tax, caused by the decline in the stock market and an increase in treasury stock.

     Cash flows for the consolidated fiscal year are as follows. Cash flow from operating activities increased by ¥44.8 billion compared with the previous consolidated fiscal year and amounted to ¥75.8 billion reflecting an increase in net premiums written and a decrease in expenses concerning mergers. Cash flow from investment activities increased by ¥23.1 billion compared with the previous consolidated fiscal year and amounted to —¥2.2 billion due to active sales of securities. Cash flow from financial activities decreased by ¥36.5 billion and amounted to
—¥78.8 billion compared with the previous consolidated fiscal year due to substantial redemption of convertible bonds. As a result, cash and cash equivalents at the end of the consolidated fiscal year under review decreased by ¥1.6 billion compared with the previous consolidated fiscal year and amounted to ¥370.7 billion.

     Trend in cash flow index is as follows:

(%)

	Fiscal year ended	Fiscal year ended	Fiscal year ended	Fiscal year ended	Fiscal year ended
	March 31, 1999	March 31, 2000	March 31, 2001	March 31, 2002	March 31, 2003

Shareholders’ equity ratio	9.5	10.4	19.9	17.3	16.1

Capital adequacy ratio on a fair value basis	16.7	11.6	13.4	12.2	11.6

(Notes)	1.	Shareholders’ equity ratio: shareholders’ equity /total assets ×100

	2.	Capital adequacy ratio on a fair value basis: market capitalization/total assets ×100

	3.	As the Group mainly conducts insurance business, “interest coverage ratio” and “number of years for redemption of liabilities” are not included.

	4.	The above ratios before the fiscal year ended in March 2001 are calculated by aggregating shareholders’ equity, market capitalization and total assets of Sumitomo Marine Insurance Co., Ltd. and Mitsui Marine Insurance Co., Ltd., respectively.

Income and Loss for the Year ended March 31, 2003
in comparison with the Previous Fiscal Year

(All amounts are in millions of yen and (-) represents decrease.)

Consolidated years

	For the fiscal year	For the fiscal year
	ended March 31, 2002	ended March 31, 2003			Percentage of
	(April 1, 2001 -	(April 1, 2002 -			increase or
Accounts	March 31, 2002)	March 31, 2003)	Fluctuation		decrease

Ordinary Income and Expenses
Underwriting income	1,781,265	1,801,464		20,199	1.1
Net premiums written	1,234,874	1,303,946		69,072	5.6
Deposit premiums from policyholders	296,730	306,757		10,027	3.4
Life-insurance premiums	120,055	124,516		4,461	3.7
Underwriting expenses	1,534,807	1,537,363		2,556	0.2
Net losses paid	641,878	646,557		4,679	0.7
Losses adjustment expenses	59,340	59,783		442	0.7
Commission and collection expenses	223,534	228,342		4,808	2.2
Deposits to policyholders	523,145	538,281		15,136	2.9
Losses paid for life insurance policyholders	12,749	16,871		4,122	32.3

Investment income	116,184	115,418		-766	-0.7
Interest and dividend received	138,378	129,332		-9,045	-6.5
Gain on sales of securities	41,848	47,143		5,295	12.7
Investment expenses	40,311	79,979		39,668	98.4
Loss on sales of securities	5,071	17,252		12,180	240.2
Loss on valuation of securities	28,220	50,647		22,427	79.5

Operating expenses and general and administrative expenses	259,183	247,709	-	11,474	-4.4

Other ordinary income and expenses	-553	-2,273		-1,720	--

Ordinary profit	62,594	49,557	-	13,037	-20.8

Extraordinary Income and Losses
Extraordinary income	6,379	21,854		15,474	242.6
Extraordinary losses	43,103	16,003	-	27,100	-62.9

Extraordinary income and losses	-36,723	5,851		42,574	--

Income before income taxes	25,870	55,408		29,537	114.2
Income tax and residents tax	17,984	34,846		16,862	93.8
Adjustment to income taxes	-11,470	-12,753		-1,283	—
Minority interests	369	502		133	36.0
Net income	18,986	32,812		13,825	72.8

     Direct premiums written (including deposit premiums from policyholders)

(All amounts are in millions of yen.)

Consolidated years

	For the fiscal year ended March 31, 2002				For the fiscal year ended March 31, 2003
	(April 1, 2001 - March 31, 2002)				(April 1, 2002- March 31, 2003)

Accounts	Amount	Increase		Ratio	Amount	Increase	Ratio

			%	%		%	%
Fire Insurance	264,485		4.7	16.1	273,450	3.4	16.2
Marine Insurance	67,106		6.9	4.1	69,699	3.9	4.1
Personal Accident Insurance	340,778	-	15.9	20.8	352,110	3.3	20.9
Automobile Insurance	605,523		1.5	37.0	578,788	-4.4	34.3
Compulsory Automobile Liability Insurance	149,910		0.1	9.1	181,560	21.1	10.8
Miscellaneous	210,723		4.9	12.9	230,809	9.5	13.7

Total	1,638,527	-	3.2	100.0	1,686,419	2.9	100.0
Deposit premiums from policyholders (inclusive)	296,730	-	20.5	18.1	306,757	3.4	18.2

     Net premiums written

(All amounts are in millions of yen.)

Consolidated years

	For the fiscal year ended March 31, 2002			For the fiscal year ended March 31, 2003
	(April 1, 2001 - March 31, 2002)			(April 1, 2002- March 31, 2003)

Accounts	Amount	Increase	Ratio	Amount	Increase	Ratio

		%	%		%	%
Fire Insurance	166,751	-0.5	13.5	170,821	2.4	13.1
Marine Insurance	53,766	7.1	4.4	57,502	6.9	4.4
Personal Accident Insurance	124,717	-5.0	10.1	123,290	-1.1	9.4
Automobile Insurance	605,028	1.8	49.0	577,934	-4.5	44.3
Compulsory Automobile Liability Insurance	90,513	3.2	7.3	165,034	82.3	12.7
Miscellaneous	194,097	16.6	15.7	209,363	7.9	16.1

Total	1,234,875	3.1	100.0	1,303,946	5.6	100.0

     Net losses paid

(All amounts are in millions of yen.)

Consolidated years

	For the fiscal year ended March 31, 2002				For the fiscal year ended March 31, 2003
	(April 1, 2001 - March 31, 2002)				(April 1, 2002- March 31, 2003)

Accounts	Amount	Increase		Ratio	Amount	Increase		Ratio

			%	%			%	%
Fire Insurance	52,156	-	11.2	8.1	57,051		9.4	8.8
Marine Insurance	29,548		12.1	4.6	25,870	-	12.4	4.0
Personal Accident Insurance	51,511		-5.8	8.0	50,643		-1.7	7.8
Automobile Insurance	342,063		0.7	53.3	338,566		-1.0	52.4
Compulsory Automobile Liability Insurance	56,479		-0.3	8.8	60,948		7.9	9.4
Miscellaneous	110,119		13.0	17.2	113,477		3.0	17.6

Total	641,878		1.3	100.0	646,557		0.7	100.0

     (Note) Any figures are amounts before the off-set of intersegment transactions.

Consolidated Balance Sheet

(All amounts are in millions of yen.)

Consolidated years	For the fiscal year ended		For the fiscal year ended
	March 31, 2002		March 31, 2003
	(As of March 31, 2002)		(As of March 31, 2003)

Accounts	Amount	Ratio	Amount	Ratio	Fluctuation

(Assets)		%		%
Cash deposits and savings	415,024	5.67	366,953	5.67	-48,070
Call loans	328	0.00	5,000	0.08	4,671
Futures bought	—	—	1,999	0.03	1,999
Monetary claims bought	17,774	0.24	38,874	0.60	21,099
Money trusts	38,639	0.53	26,803	0.41	-11,835
Investments in securities	4,887,186	66.73	4,542,021	70.12	-345,165
Loans	764,426	10.44	727,462	11.23	-36,963
Property and equipment	309,985	4.23	325,237	5.02	15,252
Other assets	367,845	5.02	402,171	6.21	34,325
Deferred tax assets	1,334	0.02	35,560	0.55	34,226
Customers’ liability under acceptances and guarantees	547,388	7.47	25,519	0.39	-521,868
Bad debts reserve	-26,018	-0.35	-19,977	-0.31	6,040
Reserve for loss on investments	-8	-0.00	-12	-0.00	-3

Total Assets	7,323,905	100.00	6,477,614	100.00	-846,291

(Liabilities)
Underwriting funds	4,931,667	67.34	4,992,877	77.08	61,210
Outstanding claims	465,029		509,149		44,120
Underwriting reserve	4,466,638		4,483,727		17,089
Convertible bonds	85,098	1.16	22,250	0.34	-62,848
Other liabilities	165,176	2.26	210,868	3.25	45,692
Reserve for annuity and retirement benefits	163,544	2.23	152,203	2.35	-11,340
Accrued bonuses for employees	11,278	0.16	12,126	0.19	847
Reserve for loss on sales of loans	1,619	0.02	—	—	-1,619
Reserve for loss on investment in real estate	1,220	0.02	1,220	0.02	—
Reserve under the special law	20,662	0.28	6,830	0.11	-13,832
Reserve for price fluctuation	20,662		6,830		-13,832
Deferred tax liabilities	121,608	1.66	7,483	0.12	-114,124
Liabilities under acceptances and guarantees	547,388	7.47	25,519	0.39	-521,868

Total liabilities	6,049,264	82.60	5,431,379	83.85	-617,884

Minority Shareholders’ Interest	4,713	0.06	4,278	0.07	-434

(Shareholders’ Equity)
Common stock	128,476	1.75	128,476	1.98	—
Capital surplus	81,991	1.12	81,991	1.27	—
Retained earnings	383,410	5.24	404,279	6.24	20,869
Unrealized gains on investments, net of tax	688,873	9.41	449,101	6.93	-239,771
Translation adjustments	-1,220	-0.02	-5,922	-0.09	-4,701
Treasury stock	-11,603	-0.16	-15,971	-0.25	-4,368

Total shareholders’ equity	1,269,927	17.34	1,041,955	16.08	-227,971

Total Liabilities and Shareholders’ equity	7,323,905	100.00	6,477,614	100.00	-846,291

Consolidated Statement of Income

(All amounts are in millions of yen.)

Consolidated years	For the fiscal year			For the fiscal year
	ended March 31, 2002			ended March 31, 2003
	(Apr.1, 2001 - Mar. 31, 2002)			(Apr.1, 2002 - Mar. 31, 2003)

Accounts	Amount	Ratio		Amount	Ratio		Fluctuation

			%			%
Ordinary Income and Expenses
Ordinary Income	1,901,260	100.00		1,920,379	100.00		19,118
Underwriting income	1,781,265	93.69		1,801,464	93.81		20,199
Net premiums written	1,234,874			1,303,946			69,072
Deposit premiums from policyholders	296,730			306,757			10,027
Investment income on deposit premiums from policyholders	71,226			65,442			- 5,784
Life-insurance premiums	120,055			124,516			4,461
Reversal of underwriting reserve	57,627			—			- 57,627
Other underwriting income	750			801			50
Investment income	116,184	6.11		115,418	6.01		- 766
Interest and dividends received	138,378			129,332			- 9,045
Investment gain on money trusts	1,950			1,375			- 575
Investment gain on trading securities	—			467			467
Gain on sales of securities	41,848			47,143			5,295
Gain on redemption of securities	1,962			2,014			51
Other investment income	3,271			526			- 2,744
Transfer of investment income on deposit premiums from policyholders	- 71,226			- 65,442			5,784
Other ordinary income	3,810	0.20		3,495	0.18		- 314

Ordinary Expense	1,838,666	96.71		1,870,821	97.42		32,155
Underwriting expenses	1,534,807	80.73		1,537,363	80.06		2,556
Net losses paid	641,878			646,557			4,679
Losses adjustment expenses	59,340			59,783			442
Commissions and collection expenses	223,534			228,342			4,808
Maturity refunds to policyholders	523,145			538,281			15,136
Dividends to policyholders	409			79			- 330
Losses paid for life-insurance	12,749			16,871			4,122
Provision for outstanding claims	31,668			28,939			- 2,728
Provision for underwriting reserve	41,253			17,503			- 23,750
Other underwriting expenses	828			1,005			176
Investment expenses	40,311	2.12		79,979	4.16		39,668
Loss on money trusts	4,125			3,851			- 273
Loss on sales of securities	5,071			17,252			12,180
Loss on valuation of securities	28,220			50,647			22,427
Loss on redemption of securities	58			23			- 34
Derivative transaction expenses	1,269			3,025			1,756
Provision for reserve for investment loss	—			3			3
Other investment expenses	1,565			5,174			3,608
Operating expenses and general and administrative expenses	259,183	13.63		247,709	12.90		- 11,474
Other ordinary expenses	4,364	0.23		5,769	0.30		1,405
Interest paid	1,263			879			- 384
Loss on bad debts	12			69			56
Amortization of deferred assets under Article 113 of the Insurance Business Law	396			396			—
Investment loss due to equity method	—			546			546
Other ordinary expenses	2,690			3,877			1,186

Ordinary profit	62,594	3.29		49,557	2.58		- 13,037

Extraordinary Income and Losses
Extraordinary income	6,379	0.34		21,854	1.14		15,474
Gain on sales of real estate and equipment	1,332			4,425			3,092
Reversal of reserve under the special law	1,827			13,832			12,004
Reserve for price fluctuation	1,827			13,832			12,004
Other extraordinary income	3,219			3,596			377
Extraordinary losses	43,103	2.27		16,003	0.83		- 27,100
Loss on sales of real estate and equipment	3,245			2,570			- 675
Provision for reserve under the special law	2,776			—			- 2,776
Reserve for price fluctuation	2,776			—			- 2,776
Other extraordinary loss	37,080			13,432			- 23,647

Income before income taxes	25,870	1.36		55,408	2.89		29,537
Income tax and residents tax	17,984	0.94		34,846	1.81		16,862
Adjustment to income taxes	- 11,470	- 0.60		- 12,753	- 0.66		- 1,283
Minority interests	369	0.02		502	0.03		133

Net income	18,986	1.00		32,812	1.71		13,825

Consolidated Statement of Retained Earnings

(All amounts are in millions of yen.)

Consolidated years	For the fiscal year	For the fiscal year
	ended March 31, 2002	ended March 31, 2003
	(Apr. 1, 2001 - Mar.31 2002)	(Apr. 1, 2002- Mar. 31 2003)

Accounts	Amount	Amount	Fluctuation

(Capital Surplus)
Balance of capital surplus at beginning of fiscal year	81,989	81,991	2
Balance of paid-in capital at beginning of fiscal year	81,989	81,991	2
Increase in capital surplus	2	—	- 2
Conversion of convertible bonds	2	—	- 2
Balance of capital surplus at end of fiscal year	81,991	81,991	—

(Retained earnings)
Balance of retained earnings at beginning of fiscal year	426,579	383,410	- 43,169
Balance of consolidated retained earnings at beginning of fiscal year	426,579	383,410	- 43,169
Increase in retained earnings	19,055	32,812	13,756
Net income	18,986	32,812	13,825
Increase in retained earnings at beginning of fiscal year due to increase in number of consolidated	69	—	- 69
subsidiary
Decrease in retained earnings	62,255	11.942	- 50,282
Dividends paid	10,272	10,949	676
Bonuses to officers	97	84	- 13
Adjustment due to merger	51,855	—	- 51,855
Decrease in retained earnings due to accounting change for consolidated subsidiary	—	631	631
Decrease in retained earnings due to decrease in number of consolidated subsidiary	—	277	277

Balance of retained earnings at end of fiscal year	383,410	404,279	20,869

Consolidated Statement of Cash Flows

(All amounts are in millions of yen.)

Periods	For the fiscal year	For the fiscal year
	ended Mar. 31, 2002	ended Mar. 31, 2003
	(Apr. 1, 2001 - Mar. 31 2002)	(Apr. 1, 2002 - Mar. 31 2003)

Accounts	Amount	Amount	Fluctuation

I. Cash flows from operating activities
Income before income taxes	25,870	55,408	29,537
Depreciation and amortization	24,378	22,549	- 1,828
Amortization of consolidated adjustment accounts	—	318	318
Increase in outstanding claims	33,182	28,939	- 4,243
Increase in underwriting reserve	- 18,573	15,633	34,207
Increase in bad debts reserve	- 8,595	- 6,000	2,594
Increase in reserve for loss on investments	- 142	3	146
Increase in annuity and retirement benefits	407	- 11,173	- 11,581
Increase in accrued bonuses for employees	2,608	940	- 1,668
Increase in reserve for loss on sale of loans	- 1,031	- 1,619	- 588
Increase in reserve for loss on investment in real estate	- 1,089	—	1,089
Increase in reserve for price fluctuation	949	- 13,832	- 14,781
Interest and dividend received	- 138,378	- 129,332	9,045
Gain or loss in connection with securities (losses (-))	- 10,363	18,969	29,332
Interest payable	1,263	879	- 384
Exchange gains or losses (losses)	- 909	- 1,287	- 377
Gain or loss in connection with real estate and equipment (losses (-))	3,144	- 636	- 3,781
Investment gain or loss due to equity method (losses (-))	—	546	546
Life-insurance losses collected due to real estate	—	- 24,196	- 24,196
Increase in other assets (excluding investment activities, financing activities, etc.)	- 6,906	- 14,530	- 7,624
Increase in other liabilities (excluding investment activities, financing activities, etc.)	- 22,953	6,691	29,645
Other	12,991	5,291	- 7,699

Subtotal	- 104,147	- 46,438	57,709
Interest and dividends received	143,970	137,046	- 6,924
Interest paid	- 1,261	- 889	372
Income taxes paid	- 7,553	- 13,839	- 6,285

Cash flows from operating activities	31,007	75,878	44,870
II. Cash flows from investing activities
Net increase in bank deposits	7,918	16,121	8,203
Purchases of monetary claims bought	- 5,867	- 6,099	- 231
Proceeds from sale and maturity of monetary claims bought	6,287	5,692	- 595
Payment for increase in money trust	- 4,080	- 15,200	- 11,119
Proceeds from decrease in money trust	12,235	32,508	20,273
Purchases of marketable securities	- 737,705	- 730,143	7,561
Proceeds from sale and maturity of securities	608,882	664,744	55,862
Loans receivable made	- 219,903	- 204,441	15,462
Collection of loans	325,731	239,115	- 86,615
Other	2,551	3,147	596

II -1- Subtotal	- 3,950	5,446	9,397
(I + II -1-)	27,057	81,325	54,268
Purchase of real property and equipment	- 19,693	- 10,239	9,454
Proceeds from sales of real property and equipment	2,516	6,040	3,523
Other	148	966	817

Cash flows from investing activities	- 20,979	2,213	23,193
III. Cash flows from financing activities
Payment for redemption of convertible bonds	- 19,854	- 62,848	- 42,994
Acquisition of treasury stock	- 11,598	- 4,368	7,230
Dividends paid to shareholders	- 10,272	- 10,949	- 676
Dividends paid to minority shareholders	- 122	- 549	- 427
Other	- 452	- 124	327

Cash flows from financing activities	- 42,299	- 78,840	- 36,540
IV. Effect of exchange rate changes on cash and cash equivalents	1,454	919	- 534

V. Increase in cash and cash equivalents	- 30,816	172	30,988
VI. Cash and cash equivalents at beginning of fiscal year	401,475	372,383	- 29,091
VII. Increase in cash and cash equivalents in accordance with the new consolidation	1,725	—	- 1,725
VIII. Decrease in cash and cash equivalents in accordance with the exclusion of consolidation	—	- 1,780	- 1,780
IX. Cash and cash equivalents at end of the fiscal year	372,383	370,775	- 1,608

Significant Accounting Policies for Consolidated Financial Statements

1.	Scope of Consolidation

(1)	Number of consolidated subsidiaries 25

Names of major consolidated subsidiaries:

Mitsui Sumitomo Kirameki Life Insurance Company, Limited
Mitsui Sumitomo Insurance Group Holdings (USA), Inc.
Mitsui Sumitomo Insurance Company (Europe), Limited
Mitsui Sumitomo Insurance (Singapore) Pte Ltd.

MITSUI SUMITOMO INSURANCE Asset Management Company, Limited has been excluded from the consolidation for the fiscal year under review, since it merged with MITSUI LIFE GLOBAL ASSET MANAGEMENT CO., LTD., Sumitomo Life Investment Co., Ltd., Sumisei Global Investment Trust Management Co., Ltd. and Sakura Investment Management Co., Ltd. and liquidated.

(2)	Descriptions of unconsolidated subsidiaries

Name of major unconsolidated subsidiaries:

MITSUI SUMITOMO INSURANCE Claims Adjusting Company, Limited MITSUI SUMITOMO INSURANCE Staffing Service Company, Limited

Companies classified as unconsolidated subsidiaries are immaterial to the extent that they will not affect reasonable decisions regarding financial conditions and business results of the corporate group, in light of the amounts equivalent to interests in their total assets, ordinary income, net income and retained earnings.

(3)	The Company holds 51% voting rights of Mitsui Sumitomo CitiInsurance Life Insurance Co. Ltd. However, as the said company is a company under the joint control with other joint corporation, it is not included in the category of subsidiaries.

2.	Equity Method

(1)	Number of affiliates accounted for by the equity method: 2

Name of major affiliates:

Mitsui Sumitomo CitiInsurance Life Insurance Co. Ltd. Mitsui Sumitomo Asset Management Company, Limited

Mitsui Sumitomo CitiInsurance Life Insurance Co. Ltd. and Mitsui Sumitomo Asset Management Company, Limited have been newly included in affiliates, they are included in the category of affiliated accounted for by the equity method.

(2)	As the impact of unconsolidated subsidiaries and affiliates not accounted for by the equity method on the consolidated net income and consolidated retained earnings for the fiscal year under review (MITSUI SUMITOMO INSURANCE Staffing Service Company, Limited, BPI/MS Insurance Corporation etc.) are negligible and they are in their entirety not significant, they have not been accounted for by the equity method.

3.	Accounting Periods for Consolidated Subsidiaries

Mitsui Sumitomo Insurance Group Holdings (USA), Inc. and other 22 consolidated subsidiaries close their books of account at December 31 for financial reporting purposes. In preparing for the consolidated financial statements, the financial statements as of March 31 are used, since the difference of the balance sheet date does not exceed three months.

The necessary adjustments are made for the significant transactions conducted during the period from January 1 to March 31 of the relevant year on a consolidated basis.

4.	Significant Accounting Policies

(1)	Valuation policies and methods of securities:

Valuation policies and methods of securities held by the parent company and domestic consolidated subsidiaries are as follows

(1)	Trading securities are valued at fair value. Cost of sales is calculated using moving average method.

(2)	Securities held to maturity are valued at amortized cost.

(3)	Stocks of unconsolidated subsidiaries and affiliates not accounted for by the equity method are valued at cost using the moving average method.

(4)	Other securities with fair values are valued at fair value as at March 31, 2003. Net unrealized gains or losses are reported as a separate component of stockholders’ equity, and cost of sales is calculated using moving average method.

(5)	Other securities without fair values are valued at cost using the moving average method or amortized cost.

(6)	Securities managed as a major component of trust assets in the money trust are valued at fair value.

Securities held by overseas consolidated subsidiaries are principally valued at fair value.

(2)	Valuation policies and methods of derivative transactions:

Derivative financial instruments are valued at fair value. Provided, however, that derivative transactions that meet the certain criteria of transfer treatments of forward exchange transactions are accounted for under transfer treatments, and interest rate swaps that meet the certain criteria are accounted for under exceptional methods.

(3)	Valuation policies and methods of real property and equipment:

Depreciation of property and equipment held by the parent company and domestic consolidated companies is computed using the declining-balance methods, except for buildings (excluding fixtures) acquired after April 1, 1998, for which the straight-line method is applied.

Properties acquired for the purpose of collection of claims paid and planned to be sold are valued at cost or market whichever is lower basis, and they have not been amortized.

Depreciation of property and equipment held by overseas consolidated companies is principally computed using the straight-line method.

(4)	Standard for significant reserve:

-1-	Bad debt reserve

The parent company and life insurance consolidated subsidiaries have established a bad debts reserve in preparation for possible losses on bad debts under the standard for self-assessment of assets and the policy for depreciation and provisions of assets.

A reserve for bad debts for loans to debtors who are legally or formally deemed to be experiencing financial difficulties such as bankruptcy, special liquidation or whose notes are under suspension at clearing houses, and loans for debtors who are substantially bankrupt are provided for based on the amount remaining after deducting the collateral’s resale value and amounts collectible from guarantees.

A bad debt reserve for loans to debtors likely to experience financial difficulties in the future is provided based on the amount remaining after deducting the collateral’s resale value and amounts collectible from guarantees considering comprehensively debtors’ abilities to repay the entire outstanding debts.

For loans other than those described above, a bad debt reserve is calculated by multiplying actual historical bad debt ratios times outstanding balances.

Reserve for loans and receivables are provided for based on assessment under the assets self-assessment standard. The assessment was performed by the departments responsible for each asset. The independent internal audit department reviews those results.

Other domestic consolidated subsidiaries performed the assessment of assets based on a similar standard for self-assessment of the parent company. Reserve for loans and receivables are provided for based on the assessment.

Overseas consolidated subsidiaries provide for an estimated amount for losses on bad debts in consideration of the collectibility of individual debts.

-2-	Reserve for loss on investments:

The parent company has established a reserve for loss on investments as a result of management assessment for future possible losses on investments.

-3-	Reserve for annuity and retirement benefit

The parent company has established to provide for future retirement benefits of employees based on the estimated retirement benefit obligation and plan assets at March 31, 2003.

Prior service costs of the parent company are amortized using the straight-line method over certain periods within the estimated average remaining service years of employees.

Actuarial gains and losses of the parent company are amortized from the next fiscal year using the straight-line method over certain periods within the estimated average remaining service years of employees.

Other consolidated subsidiaries adopt the simplified tax effect accounting method for the purpose of calculating the retirement benefit obligations.

-4-	Accrued bonuses for employees

The parent company and consolidated subsidiaries provide for accrued bonuses for employees based on estimated amounts to be paid at March 31, 2003.

-5-	Reserve for loss on investment in real estate

The parent company provides for reserve for loss on investments in real estate based on the estimated amounts at March 31, 2003 for future possible losses relating to future real estate transactions.

-6-	Reserve for price fluctuation

The parent company and consolidated life-insurance subsidiaries provide for reserve for price fluctuation which is recognized under Article 115 of the

Insurance Business Law for possible losses arising from price fluctuations of investment securities.

(5)	Translation standards for significant assets and liabilities denominated in foreign currencies:

Assets and liabilities denominated in foreign currencies are translated into Japanese yen at the rate of the spot rate exchange at March 31, 2003. Unrealized translation gain or loss is stated as income or loss.

Assets and liabilities of overseas consolidated subsidiaries are translated into Japanese yen at the rate of the spot rate exchange at March 31, 2003, and income and expenses are translated into Japanese yen at the average rates of exchanges during the fiscal year. Unrealized translation gain or loss is stated as translation adjustments of the shareholders’ equity and minority interests in the accompanying consolidated financial statements.

(6)	Accounting for consumption taxes:

Consumption taxes are principally accounted for under the “Zei Nuki” (tax exclusive) method by the parent company and consolidated domestic subsidiaries except those relating to loss adjustment expenses and operating and general and administrative expenses, which are accounted for under the “Zei Komi” (tax inclusive) method. Non-deductible consumption tax relating to assets is included in other assets and amortized in equal installments over a period of five years.

(7)	Accounting for significant finance leases:

Finance leases of the parent company and domestic consolidated subsidiaries, except for those in which ownership is considered transferred to the lessee, are accounted for as operating leases similar to the rental of property.

(8)	Accounting for hedge accounting:

The parent company adopts the deferral hedge accounting method for stock price option contracts for hedging purposes arising from fluctuations in stock prices relating to holding stocks and currency swap contracts for hedging purposes arising from cash flow fluctuations of foreign-denominated bonds due to fluctuations in foreign exchanges. Interest rate swap contracts for hedging risks, arising from fluctuations in cash flow of loans or bonds relating to fluctuations in interest rates, are accounted for using the deferral hedge accounting method or the exceptional method.

Hedging effectiveness is assessed semi-annually by comparing cumulative fluctuations of the prices or cash flows between the hedged items and the hedging instruments during the periods from the hedging start dates to the assessment dates. When hedged items and hedging instruments are highly and clearly interrelated or when interest swap transactions meet the criteria for applying the exceptional method, the assessments for the effectiveness of hedging are omitted.

     (9)  Accounting for deferred assets under Article 113 of the Insurance Business Law:

The amount of amortization of deferred assets under Article 113 of the Insurance Business Law is calculated in accordance with the laws and regulations, and the provisions of the Articles of Incorporation of life insurance subsidiaries.

(10)	Accounting for treasury stock and reduction of statutory reserves:

As a result of the application of the “Accounting Standards regarding Treasury Stock and Reduction of Statutory Reserves (Corporate Accounting Standard No. 1)” for the

fiscal year commencing on or after April 1, 2002, the Company has applied the said accounting to the fiscal year under review. No impact is recognized on income and losses for the fiscal year under review due to the application of such accounting.

In addition, due to amendments to the Rules for Consolidated Financial Statements, the presentation of shareholders’ equity of the accompanying consolidated balance sheet and the statement of consolidated retained earnings for the fiscal year under review have been prepared in accordance with the Rules for Consolidated Financial Statements as amended.

(11)	Per share data:

As a result of the application of the “Accounting Standards regarding Current Net Income Per Share (Corporate Accounting Standards No. 2)” and “Guideline for Application of Accounting Standards Regarding Current Net Income Per Share (Guideline for Application of Corporate Accounting Standards No. 4)” for the consolidated financial statements for the fiscal year commencing on or after April 1, 2002, the financial statements of the Company have been prepared in accordance with such accounting and guideline for the fiscal year under review.

(12)	Accounting for premiums:

Mitsui Sumitomo Reinsurance Limited has changed the accounting for premiums from the accrual basis to the statement arrival basis for the fiscal year under review.

This change was made due to the difficulty in independently estimating premiums, as underwriting of reinsurance policies by Mitsui Sumitomo Reinsurance Limited, a reinsurance company, has increased and based on the judgment that the condition of the said company will be properly presented by stating premiums at the time of arrival of statements indicating an amount of premiums, etc.

In addition, accounting changes in the local accounting standards are retroactively applied to previous years, a decrease in retained earnings at the end of fiscal year arising from such changes are presented as the decrease due to accounting changes in consolidated subsidiary in the consolidated statement of retained earnings.

Such changes were made due to the determination of necessary information required for the change into the statement arrival basis during the latter semiannual period and the former accounting has been applied for the semiannual period ending September 30, 2003.

5.	Matters relating to assets and liabilities of consolidated subsidiaries

Assets and liabilities of consolidated subsidiaries are valued in the entirely at fair value.

6.	Matters relating to amortization of adjustments to consolidated account

Adjustments to consolidated account is entirely amortized during the fiscal year that such adjustments have occurred.

7.	Matters relating to appropriation of retained earnings

Consolidated statement of retained earnings is prepared based on the appropriation of retained earnings and losses determined during the consolidated fiscal year.

8.	Cash and Cash Equivalents in the Consolidated Statement of Cash Flows

Cash and cash equivalents consist of cash on hand, deposits in banks which can be withdrawn on demand, and short-term investments, such as time deposits, etc., with a maturity of three months or less after the acquisition.

Additional Information

     Credit derivative transactions, which were treated in the same manner as guarantee liabilities until the previous consolidated fiscal year, are stated in the balance sheet at their reasonable value from the consolidated fiscal year under review. As a result, in comparison with those prepared according to the previous method, ordinary income and income before income taxes decreased by ¥6,824 million. Customers’ liabilities under acceptance and guarantees and liabilities under acceptance and guarantees decreased by ¥533,126 million, respectively.

Notes

(Consolidated Balance Sheets)

1.	Accumulated depreciation of property and equipment amounted to ¥284,932 million and deferred profit on sales of other properties amounted to ¥22,822 million.

2.	Shares, etc. of non-consolidated subsidiaries and affiliates are as follows:

Securities (stock):	¥8,641 million
Securities (foreign securities):	¥8,184 million
Securities (other securities):	¥7,209 million

3.	(1)	Loans to financially impaired parties and overdue loans amounted to ¥78 million and ¥9,561 million, respectively.

		Loans to financially impaired parties represent those loans on which accrued interest receivable is not recognized because repayments of principal or interest were overdue for considerable periods and they are regarded as not collectible (excluding the portion of loans that were written off) and which meet the conditions provided in Article 96, section 1-3, 4 of the Corporation Tax Enforcement Order (1965 Government Ordinance No. 97).

		Overdue loans represent loans not accruing interest excluding loans that have been granted grace for interest payments for the purpose of restructuring of, or support to debtors in financial difficulty and excludes loans to financially impaired parties.

	(2)	Overdue loans not less than 3 months amounted to ¥692 million.

		Overdue loans not less than 3 months represent loans for which principal or interest was not less than 3 months past after the contractual due date for repayment of principal or interest and excludes loans to financially impaired parties and overdue loans.

	(3)	Restructured loans amounted to ¥21,866 million.

		Restructured loans have favorable terms to debtors such as interest exemption or reduction, grace on interest payments, grace on principal repayments, or forgiveness of debts for the purpose of restructuring of or support to debtors in financial difficulty. Loans to financially impaired parties, overdue loans and loans overdue not less than 3 months are excluded.

(4)	Loans to financially impaired parties, overdue loans, overdue loans not less than 3 months, and restructured loans amounted to ¥32,199 million.

4.	Collateralized securities amounted to ¥25,286 million, collateralized property and equipment amounted to ¥14,168 million. They include collateral for borrowings of special purpose companies, etc. in the amount of ¥9,104 million and deposited assets for overseas operation, etc.

5.	Securities include those which were loaned under loan agreements for consumption in the aggregate amount of ¥63,323 million.

6.	Other assets include deferred assets of ¥1,190 million under Article 113 of the Insurance Business Law.

7.	The Company has extended a guarantee for execution of transactions made by limited partnership. The total of present value of such transactions at March 31, 2003 amounted to ¥215,688 million, though such amount was not reckoned as customers’ liabilities under acceptance and guarantees and liabilities under acceptance and guarantees since there is no substantial guaranteed amount taking account of collaterals, etc.

8.	The outstanding balance of loans not extended concerning a loan commitment agreement is ¥1,903 million.

(Consolidated Statement of Income)

1.	The details of business expenses are as follows:

Agent commission, etc:	¥230,695 million
Salaries:	¥118,964 million
Amortization of adjustments to consolidated accounts:	¥327 million

Operating expenses are the aggregated amount of loss adjustment expenses, operating expenses and general and administrative expenses, and commission and collections expenses in the accompanying consolidated statement of income.

2.	Other extraordinary income represents reversal of bad debts reserve.

3.	Other extraordinary losses represent miscellaneous merger expenses of ¥7,726 million, extra retirement pay due to the outplacement support system of ¥4,491 million, the valuation losses of land and buildings due to significant declines in fair values of ¥1,215 million.

(Consolidated Statement of Retained Earnings)

     Officers’ bonuses are for Directors only.

(Consolidated Cash Flows)

1.	Cash and cash equivalents as of March 31, 2003 were reconciled to the amounts reported in the consolidated balance sheet as follows:

Cash deposits and savings:	¥366,953 million
Call loans	¥5,000 million
Futures bought:	¥1,999 million
Monetary claims bought:	¥38,874 million
Money trusts:	¥26,803 million
Time deposits with maturities of over 3 months:	-¥40,754 million
Monetary claims bought other than cash equivalents:	-¥3,810 million
Money trusts other than cash equivalents:	¥24,291 million

Cash and cash equivalents:	¥370,775 million

2.	Important non-fund transactions:

(1)	Properties acquired for the purpose of collection of claims paid and planned to be sold amounted to ¥33,339 million.

(2)	The amount of assets and liabilities for finance leases, which are newly stated in the accompanying balance sheet for the fiscal year under review are ¥684 million, respectively.

3.	Cash flows from investing activities include cash flows arising from asset management business for insurance business.

Important Subsequent Events

     The parent company has been granted authorization from the Minister of Health, Labor and Welfare for exemption from the duty of future payment for the substituted portion of the welfare annuity fund as of April 1, 2003 as a result of the enforcement of the Defined Benefit Corporate Pension Law.

     The parent company plans to recognize the difference arising from the retirement benefit obligation with respect to the substituted portion and an amount equivalent to the refunded plan assets as income or loss on the Company’s financial statements on the date that the substituted portion is returned. The interim measures prescribed by Paragraph 2, Section 47 of the “Guidelines for the Practice of Retirement Benefit Accounting (interim report)” (Report No. 13, Accounting System Committee, The Japanese Certified Public Accountants) will not be applied.

     In the light of fluctuations in the fair values of plan assets held by the parent company and undecided refundable amount of plan assets, the actual amount to be recognized as income or loss on the date that the substituted portion is returned, has not yet been determined. If the said Guidelines were applied, the impact on the settlements of accounts of the parent company would be approximately ¥33 billion (extraordinary income) on a trial basis.

Segment Information

1.	Business segment information

For the fiscal year ended March 31, 2003 (from April 1, 2002 to March 31, 2003)

					(Millions of yen)
		Non-life insurance	Life insurance
		business	business	Total	Eliminations	Consolidated

I	Ordinary income and expenses
	Ordinary income
(1)	Ordinary income to third parties	1,857,644	133,056	1,990,701	(70,321)	1,920,379
(2)	Intersegment ordinary income	1,844	—	1,844	(1,844)	—

	Total	1,859,488	133,056	1,992,545	(72,166)	1,920,379

Ordinary expenses		1,809,384	133,603	1,942,988	(72,166)	1,870,821

Ordinary profit or losses		50,104	-547	49,557	—	49,557

II	Assets, amortization and depreciation and capital expenditures Assets	6,028,854	479,272	6,508,127	(30,513)	6,477,614

	Amortization and depreciation	22,415	134	22,549	—	22,549

	Capital expenditures	10,719	47	10,766	—	10,766

(Notes)	(1)	Business segments are determined based on their actual condition of business in the parent company and consolidated subsidiaries.

	(2)	The major businesses in each business segment are as follows:

Non-life insurance business:	Underwriting business and asset management business for non-life insurance
Life insurance business:	Underwriting business and asset management business for life insurance

(3)	The amount stated in the column “Eliminations” of ordinary income to third parties for the fiscal year ended March 31, 2003 represents the amount transferred, as a result that the reserve for underwriting reserves which has been classified as ordinary income for the life insurance business segment is included in and stated as the provision for underwriting reserves on the consolidated statement of income.

2.	Geographical segment information

Fiscal year ended March 31, 2003 (from April 1, 2002 to March 31, 2003)

Since the ratio of “Japan” accounts for 90% or more of the accumulation of ordinary income and the accumulation of assets of all segments, respectively, any geographical segment information is omitted to be stated.

3.	Overseas sales

Fiscal year ended March 31, 2003 (from April 1, 2002 to March 31, 2003)

Since the overseas sales (ordinary income) accounts for less than 10% of the consolidated net sales (ordinary income), overseas sales is omitted to be stated herein.

Lease Transactions

For the fiscal year ended March 31, 2002			For the fiscal year ended March 31, 2003
(April 1, 2001 - March 31, 2002)			(April 1, 2002 - March 31, 2003)

1.	Finance lease transactions except for those agreements which stipulate the transfer of ownership of the leased assets to the lessee		1.	Finance lease transactions except for those agreements which stipulate the transfer of ownership of the leased assets to the lessee

(1)	The pro forma amounts of the acquisition costs, accumulated depreciation and net book value of the leased assets as of March 31, 2002 were as follows:		(1)	The pro forma amounts of the acquisition costs, accumulated depreciation and net book value of the leased assets as of March 31, 2003 were as follows:

		(Millions of yen)			(Millions of yen)

Acquisition costs			Acquisition costs
Accumulated depreciation			Accumulated depreciation
Net book value			Net book value

Equipment			Equipment
	3,079			1,405
	2,361			1,162
	718			243

	The acquisition costs shown above represent the aggregate future minimum lease payments because such payments were immaterial to the net book value of real property and equipment at March 31, 2002.			Same as that for the fiscal year ended March 31, 2002.

(2)	Future minimum lease payments outstanding as of March 31, 2002 are summarized as follows:		(2)	Future minimum lease payments outstanding as of March 31, 2002 are summarized as follows:

Due in one year or less			Due in one year or less
		¥475 million			¥196 million
Due after one year			Due after one year
		243 million			¥46 million

	Total	¥718 million		Total	¥243 million

	The future minimum lease payments shown above represent the total lease payments including the interest portion thereon because such payments were immaterial to the net book value of real property and equipment at March 31, 2002.			Same as that for the fiscal year ended March 31, 2002.

(3)	Lease payments and depreciation of leased assets are shown below:		(3)	Lease payments and depreciation of leased assets are shown below:

Lease payments			Lease payments
		¥1,447 million			¥473 million

Depreciation			Depreciation
		¥1,447 million			¥473 million

(4)	Method of calculation of depreciation		(4)	Method of calculation of depreciation

	Depreciation of leased assets is calculated by the straight-line method over the respective lease terms assuming a residual value of zero.			Same as that for the fiscal year ended March 31, 2002.
2.	Operating lease transaction		2.	Operating lease transaction
	Future minimum lease payments for operating leases outstanding as of March 31, 2002 are summarized as follows:			Future minimum lease payments for operating leases outstanding as of March 31, 2003 are summarized as follows:

Due in one year or less			Due in one year or less
		¥382 million			¥707 million

Due after one year			Due after one year
		¥480 million			¥707 million

	Total	¥862 million		Total	¥1,415 million

Transactions with the Related Parties

For the fiscal year ended March 31, 2002 (From April 1, 2001 to March 31, 2002)

     Subsidiaries, etc.

			Capital stock
Types of company	Name of company	Address	(¥ million)	Contents of business or occupation

Subsidiary	MITSUI SUMITOMO INSURANCE Loan Service Company, Limited	Chuo-ku, Tokyo	186	Guarantee of debt related to consumer loans and agency of business related to housing loan guarantee

Relationship

Balance at the
Ratio of ownership of voting	Concurrent assumption of	Principal business		Amount of		end of fiscal
rights, etc.:	office, etc. of officers	or occupation	Contents of transactions	transaction	Item	year
				(¥ million)		(¥ million)

Direct ownership: 10% Indirect ownership: 84%	Concurrent assumption: Dispatch: 3 Concurrent assumption: 7 Transfer: 4	Credit guarantee related to consumer loans executed by the Company and agency of business related to housing loan guarantee to be underwritten by the Company	Guarantee of debt related to transactions between the Company and third parties (Note)	85,757	—	—

Conditions of transactions, policy for determination of conditions of transactions, etc.:

The Company and MITSUI SUMITOMO INSURANCE Loan Service Company, Limited have entered into an agreement related to comprehensive guarantee presenting conditions for financing for each type of loan, in advance, and the Company has been guaranteed pursuant thereto.

(Note)	The Company receives a guarantee of debt from MITSUI SUMITOMO INSURANCE Loan Service Company, Limited with regard to loans such as housing loans, etc. to third parties.

For the fiscal year ended March 31, 2003 (From April 1, 2002 to March 31, 2003)

     Subsidiaries, etc.

			Capital stock
Types of company	Name of company	Address	(¥ million)	Contents of business or occupation

Subsidiary	MITSUI SUMITOMO INSURANCE Loan Service Company, Limited	Chuo-ku, Tokyo	186	Credit guarantee related to consumers’ loan and agency of business related to housing loan guarantee

	Relationship						Balance at the
					Amount of		end of fiscal
Ratio of ownership of	Concurrent assumption		Principal business	Contents of	transaction		year
voting rights, etc.:	of office, etc. of officers		or occupation	transactions	(¥ million)	Item	(¥ million)

Direct ownership: 10% Indirect ownership: 84%	Dispatch: Concurrent: assumption Transfer:	5 7 2	Credit guarantee related to consumer loans executed by the Company and agency of business related to housing loan guarantee to be underwritten by the Company	Guarantee of debt related to transactions between the Company and third parties (Note)	85,800	—	—

Conditions of transactions, policy for determination of conditions of transactions, etc.:

The Company and MITSUI SUMITOMO INSURANCE Loan Service Company, Limited have entered into an agreement related to a comprehensive guarantee presenting conditions for financing for each type of loan, in advance, and the Company is to be guaranteed pursuant thereto.

Note:	The Company receives a guarantee of debt from MITSUI SUMITOMO INSURANCE Loan Service Company, Limited with regard to loans such as housing loans, etc. to third parties.

Tax Effect Accounting

For the fiscal year ended March 31, 2002
(As of March 31, 2002)

1.	Main items having deferred tax assets and deferred tax liabilities occurred are as follows:

(Millions of Yen)
Deferred tax assets
Securities:	24,234
Land, etc:	11,402
Bad debts reserve	7,290
Underwriting reserve:	143,634
Reserve for annuity and retirement benefits:	53,306
Reserve for price fluctuation:	7,459
Software costs:	14,510
Other:	18,541

Subtotal deferred tax assets	280,379
Valuation reserve:	-9,812

Total deferred tax assets	270,567
Deferred tax liabilities
Deferred assets under Article 113 of the Insurance Business Law:	-573
Unrealized gains on investments, net of tax:	-389,101
Other:	-1,166

Subtotal deferred tax liabilities	-390,841

Deferred tax liabilities — net	-120,273

2.	Details of the significant differences occurred between the normal income tax rate and the effective tax rate after the application of tax effect accounting are as follows:

(%)
Normal income tax rate in Japan	36.1
(Adjustments)
Non-taxable income including dividends received	-19.9
Non-deductible expenses including entertainment expenses	5.2
Increase in valuation reserve	3.7
Other	0.1

Effective tax rate	25.2

For the fiscal year ended March 31, 2003
(As of March 31, 2003)

1.	Main items having deferred tax assets and deferred tax liabilities occurred are as follows:

(Millions of Yen)
Deferred tax assets
Securities:	37,487
Land, etc:	12,662
Bad debts reserve	6,041
Underwriting reserve:	146,177
Reserve for annuity and retirement benefits:	50,988
Reserve for price fluctuation:	2,466
Software costs:	15,822
Other:	25,182

Subtotal deferred tax assets	296,827
Valuation reserve:	-13,490

Total deferred tax assets	283,337
Deferred tax liabilities
Deferred assets under Article 113 of the Insurance Business Law:	-430
Unrealized gains on investments, net of tax:	-253,388
Other:	-1,442

Subtotal deferred tax liabilities	-255,260

Deferred tax liabilities — net	-28,077

2.	Details of the significant differences occurred between the normal income tax rate and the effective tax rate after the application of tax effect accounting are as follows:

(%)
Normal income tax rate in Japan	36.1
(Adjustments)
Increase in valuation reserve	6.6
Non-taxable income including dividends received	-5.9
Non-deductible expenses including entertainment expenses	2.2
Other	0.9

Effective tax rate	39.9

Securities

1.	Trading securities: Not applicable.

2.	Securities held to maturity with fair value:

(Millions of yen)

		For the fiscal year ended Mar. 31, 2002			For the fiscal year ended Mar. 31, 2003
		(As of March 31, 2002)			(As of March 31, 2003)

Types of securities		Consolidated	Fair value	Unrecognized	Consolidated	Fair value	Unrecognized
		carrying value		gain or loss	carrying value		gain or loss

Securities, of which fair value is more than consolidated carrying value	Bonds and debentures	50	50	0	—	—	—
	Foreign securities	2,937	3,537	600	2,027	2,097	70

	Subtotal	2,987	3,587	600	2,027	2,097	70

Securities, of which fair value is not more than consolidated carrying value	Bonds and debentures	292	292	—	—	—	—
	Foreign securities	3,068	3,068	-0	1,005	1,005	—
	Subtotal	3,361	3,361	-0	1,005	1,005	—

	Total	6,348	6,948	600	3,033	3,103	70

3.	Other securities with fair value:

(Millions of yen)

		For the fiscal year ended Mar. 31, 2002			For the fiscal year ended Mar. 31, 2003
		(As of March 31, 2002)			(As of March 31, 2003)

Types of securities		Acquisition	Consolidated	Unrecognized	Acquisition	Consolidated	Unrecognized
		costs	carrying value	gain or loss	costs	carrying value	gain or loss

Securities, of which consolidated carrying value is more than	Bonds and	1,755,255	1,824,720	69,465	2,062,826	2,170,515	107,688
acquisition costs	debentures	813,385	1,741,126	927,740	677,682	1,211,915	534,233
	Foreign securities	629,372	729,930	100,558	606,738	707,174	100,436
	Other	18,383	19,512	1,128	39,255	40,123	867

	Subtotal	3,216,397	4,315,290	1,098,892	3,386,503	4,129,729	743,226

Securities, of which consolidated carrying value is not more than	Bonds and	246,301	242,261	-4,040	27,765	27,320	-445
acquisition costs	debentures	120,796	101,894	-18,902	177,676	144,887	-32,788
	Foreign securities	109,603	106,052	-3,551	124,190	114,994	-9,196
	Other	9,867	9,061	-806	25,459	23,797	-1,662

	Subtotal	486,569	459,268	-27,300	355,091	310,999	-44,092

	Total	3,702,966	4,774,559	1,071,592	3,741,594	4,440,728	699,133

For the fiscal year ended Mar. 31, 2002	For the fiscal year ended Mar. 31, 2003
(As of March 31, 2002)	(As of March 31, 2003)

The Company recognized impairment losses of ¥22,341 million for other securities with fair values.	The Company recognized impairment losses of ¥48,571 million for other securities with fair values.

Impairment losses have been recognized in the case of all securities declining not less than 50% in fair value compared with acquisition costs. Impairment losses have been recognized in the case of securities declining not less than 30% but less than 50% in fair value, only those other than in the case of perspective on recovery of fair value is recognized.	Impairment losses have been recognized in the case of all securities declining not less than 50% in fair value compared with acquisition costs. Impairment losses have been recognized in the case of securities declining not less than 30% but less than 50% in fair value, only those other than in the case of perspective on recovery of fair value is recognized.

4.	Other securities sold during the fiscal year ended March 31, 2003:

(Millions of yen)

	For the fiscal year ended Mar. 31, 2002			For the fiscal year ended Mar. 31, 2003
	(As of March 31, 2002)			(As of March 31, 2003)

Types of securities		Total gain	Total loss		Total gain	Total loss
	Selling price	on sales	on sales	Selling price	on sales	on sales

Other securities	382,821	41,848	5,166	435,740	47,143	17,252

For the fiscal year ended Mar. 31, 2002	For the fiscal year ended Mar. 31, 2003
(April 1, 2001 - March 31, 2002)	(April 1, 2002 - March 31, 2003)

The loss on sales stated in the above table is represented as “loss on sales of securities” after setting-off the reversal of reserve for loss on investment amounting to ¥97 million

5.	Information on securities which are not value at fair value and carrying value in the consolidated balance sheet:

For the fiscal year ended Mar. 31, 2002		For the fiscal year ended Mar. 31, 2003
(As of March 31, 2002)		(As of March 31, 2003)

(1) Securities held to maturity		(1) Securities held to maturity

Foreign securities:	¥362 million	Foreign securities:	¥306 million
Other:	¥47,953 million	Other:	¥83,152 million

(Note)		(Note)
Transferable deposits which are included in cash and bank deposits, and commercial paper which is included in monetary claims bought on the consolidated balance sheet, are accounted for as “Other”		Transferable deposits which are included in cash and bank deposits, and commercial paper which is included in monetary claims bought on the consolidated balance sheet, are accounted for as “Other”

(2) Other securities		(2) Other securities

Bonds and debentures:	¥4,944 million	Bonds and debentures:	¥5,535 million
Stock:	¥42,614 million	Stock:	¥41,251 million
Foreign securities:	¥38,841 million	Foreign securities:	¥24,079 million
Others:	¥5,062 million	Others:	¥6,086 million

(Note)		(Note)
“Others” include beneficiary rights for loan credits trust, which are accounted for as monetary claims bought in the consolidated balance sheet		“Others” include beneficiary rights for loan credits trust, which are accounted for as monetary claims bought in the consolidated balance sheet.

6.	Securities of which purpose has been changed:

For the fiscal year ended Mar. 31, 2002	For the business Year ended Mar. 31, 2003

Securities held to maturity (consolidated carrying value was ¥29,574 million) were changed and re-classified as other securities. This was due to the fact that a surviving company received the securities held to maturity as other securities of the merged company in accordance with its operation policy, upon the merger of life-insurance consolidated companies. As a result, securities increased by ¥1,271 million and unrealized gains on investments, net of tax increased by ¥811 million, respectively.

7.	Redemption amounts of securities with maturity and securities held to maturity, which are classified as “Other securities”:

(Millions of yen)

	For the fiscal year ended Mar. 31, 2002				For the business Year ended Mar. 31, 2003
	(As of March 31, 2002)				(As of March 31, 2003)

Types of securities		Due after one year	Due after five			Due after one year	Due after five
	Due in one	and in five	years and in ten	Due after	Due in one	and in five	years and in ten	Due after
	year or less	years or less	years or less	ten years	year or less	years or less	years or less	ten years

National government bonds	11,329	56,624	133,751	26,204	9,333	54,974	249,820	20,733
Municipal bonds	40,995	392,875	104,711	2,821	62,341	316,096	93,282	1,677
Corporate bonds	135,302	596,492	505,298	65,847	131,582	606,426	579,418	77,711
Foreign securities	58,134	373,066	206,828	56,454	41,329	375,329	223,985	48,040
Other securities	47,995	456	453	1,277	83,156	276	1591	1,152

Total	293,757	1,419,514	951,043	152,605	327,744	1,353,105	1,146,666	149,314

(Note)	Transferable deposits which are accounted for as cash on hand and deposits in banks and commercial paper which is accounted for as monetary claims bought on the consolidated balance sheet are included in “Other securities”.

Money Trusts

1.	Money trusts intended for investment:

(Millions of yen)

	For the fiscal year ended Mar. 31, 2002		For the fiscal year ended Mar. 31, 2003
	(As of March 31, 2002)		(As of March 31, 2003)

Type	Consolidated	Unrealized gain	Consolidated	Unrealized gain
	carrying value	(loss) included in	carrying value	(loss) included in
		Income and Loss		Income and Loss

Money trusts	37,615	- 4,549	24,291	- 925

2.	Money trusts held to maturity: Not applicable.

3.	Money trusts other than those are intended for investment and held to maturity:

For the fiscal year ended Mar. 31, 2002	For the fiscal year ended Mar. 31, 2003
(April 1, 2001 - March 31, 2002)	(April 1, 2002 - March 31, 2003)

There are no monetary trusts to be solely invested which are valued by the fair value. The monetary trust intended for joint investment represented as the acquisition costs in the balance sheet is ¥1,023 million.	There are no monetary trusts to be solely invested which are valued by the fair value. The monetary trust intended for joint investment represented as the acquisition costs in the balance sheet is ¥2,512 million.

Derivative Transactions

1.	Matters relating to transactions:

For the fiscal year ended March 31, 2002	For the fiscal year ended March 31, 2003
(From April 1, 2001 to March 31, 2002)	(From April 1, 2002 to March 31, 2003)

1. Policy for transactions and purpose of utilizing derivative transactions:
  The Company is utilizing derivative transactions to hedge the Company’s exposure to the market risk in connection with price, foreign exchange and interest rate fluctuations in asset management.
In addition to hedging purposes, the Company is utilizing derivative transactions to conservatively obtain investment income within the extent of a certain volume of transactions.	1. Policy for transactions and purpose of utilizing derivative transactions:
  The Company is utilizing derivative transactions mainly to hedge the Company’s exposure to the market risk in connection with price, foreign exchange and interest rate fluctuations in asset management.
In addition to hedging purposes, the Company is utilizing derivative transactions, taking into account the risk of contracts, to conservatively obtain investment income.

2. Contents of transaction:
  Derivative transactions, which the Company utilized for hedging purpose during the fiscal year under review, consist of forward foreign exchange contracts, currency option contracts, interest rate swap contracts, bond and equity futures, stock option contracts and stock price index futures.
In addition, derivative transactions, which the Company utilized to obtain income, consist of forward foreign exchange contracts, currency option contracts, interest rate swap contracts, interest rate cap contracts, swaptions, bond and equity futures, bond and equity over-the-counter option contracts, stock price index option contracts and weather derivative contracts, etc.	2. Contents of transaction:
  Derivative transactions, which the Company utilized for hedging purpose during the fiscal year under review, consist of forward foreign exchange contracts, currency option contracts, currency swap contracts, interest rate swap contracts, bond and equity over-the-counter option contracts, stock price index futures and stock price index option contracts.
In addition, derivative transactions, which the Company utilized to obtain income, consist of forward foreign exchange contracts, currency option contracts, interest rate swap contracts, interest rate cap contracts, swaptions, bond and equity futures, bond and equity futures option contracts, stock price index option contracts, credit derivative contracts and weather derivative contracts, etc.

3. Risks of transactions:
  Generally, derivative transactions involve risks related to market price fluctuation of the object of transactions (market risks) and risks related to the default of contracts due to bankruptcy, etc. of counterparty (credit risks).
  Weather derivative contracts include risks arising from fluctuation of the events on which respective derivatives are based.
  Similarly, derivative transactions, which are utilized by the Company, involve market risks related to price fluctuation of the object of transactions.
  However, in case of derivative transactions for hedging purposes, market risk is abated as price fluctuation of assets in kind and that of derivative transactions are reversed.
  The Company utilizes no leveraged derivative transactions, which is a special transaction whose ratio of fluctuation of the market price of the relevant transaction to the price fluctuation of the object of the transaction is large.
In addition, to avoid credit risks resulting from the default of contracts, the Company only executes derivative transactions with financial institutions of high credit and diversifies transactions within such financial institutions.	3. Risks of transactions:
  Generally, derivative transactions involve risks related to market price fluctuation of the object of transactions (market risks) and risks related to fluctuation of the occurrence of events which derivative transactions have been based on. In addition, risks for the default of contracts due to bankruptcy, etc. of counterparty (credit risks) is included.
  Similarly, derivative transactions, which are utilized by the Company, involve market risks related to price fluctuation of the object of transactions.
  However, in case of derivative transactions for hedging purposes, market risk is abated as price fluctuation of cash assets and that of derivative transactions are reversed.
  The Company utilizes no leveraged derivative transactions, which is a special transaction whose ratio of fluctuation of the market price of the relevant transaction to the price fluctuation of the object of the transaction is large.
In addition, to avoid credit risks resulting from the default of contracts, the Company only executes derivative transactions with financial institutions of high credit and diversifies transactions within such financial institutions.

4. Risk management system for transactions:
  The Company establishes internal regulations related to authority concerning all transactions including derivative transactions as well as risk management regulations, and executes and manages derivative transactions pursuant to these regulations.
  The Company completely divides the division in charge of execution of derivative transactions, and the division in charge of back-office business; and derivative transactions are checked daily by both divisions, mutually.
The management supervision division checks positions (balance, unrealized profits and losses, etc.) of all derivative transactions and reports such state to the Executive Committee of the Company monthly.	4. Risk management system for transactions: Same as the fiscal year ended March 31, 2002.

2.	Matters relating to fair values, etc.

     The contract amounts, etc. for derivative contracts are generally based on the nominal contract amounts or the estimated calculated amount of the principals. Therefore, such amounts do not always represent market risks and credit risks, etc.

Currency

(Millions of Yen)

		For the fiscal year ended March 31, 2002				For the fiscal year ended March 31, 2003
		(As of March 31, 2002)				(As of March 31, 2003)

					Unrealized Gain				Unrealized Gain
					/(Loss)				/(Loss)
		Contract Amount		Fair Value	on valuation	Contract Amount		Fair Value	on valuation

Classification	Types of contracts

			1 year or more				1 year or more

Transactions	Forward foreign
other than	exchange contracts:
market	Sales contracts:
transactions	US$	24,457	—	24,991	-533	—	—	—	—
	Euro	7,391	—	7,475	-83	—	—	—	—
	Purchase contracts:
	US$	2,827	—	2,830	2	—	—	—	—
	Euro	4,174	—	4,179	4	—	—	—	—
	Currency option
	contracts:
	Sales contracts:
	Call options US$	675	—	0	0	—	—	—	—
		(1)	(—)			(—)	(—)	—	—
	Put options US$	2,346	—	0	0	—	—
		(1)	(—)			(—)	(—)
	Purchase contracts:
	Call options US$	1,838	—	159	109	—	—	—	—
		(50)	(—)			(—)	(—)
	Put options US$	1,173	—	0	-52	—	—	—	—
		(52)	(—)			(—)	(—)

	Total	44,883	—	39,637	-551	—	—	—	—

For the fiscal year ended March 31, 2002		For the fiscal year ended March 31, 2003
(As of March 31, 2002)		(As of March 31, 2003)

1.	(1) (2)	Calculation method of fair values:
Forward foreign exchange contracts:
Fair values are estimated based on the market prices of the future market.
Currency option transactions:
	Fair values are estimated based on the internally established models, etc. for calculation of option values.	Due to the application of accounting standards for Foreign Currency Transactions, derivative transactions which have been transferred to the monetary credits and debts, etc. denominated in foreign currency and the transactions to which hedge accounting has been applied are excluded from the above table.

2.	Due to the application of accounting standards for Foreign Currency Transactions, derivative transactions which have been transferred to the monetary credits and debts, etc. denominated in foreign currency are excluded from the above table.

3.	The amounts stated in the parentheses of the lower column of the “contract amounts” in the above table represent the option premiums stated in the balance sheet.

Interest rate

(Millions of Yen)

		For the fiscal year ended March 31, 2002				For the fiscal year ended March 31, 2003
		(As of March 31, 2002)				(As of March 31, 2003)

					Unrealized Gain				Unrealized Gain
					/(Loss)				/(Loss)
		Contract Amount		Fair Value	on valuation	Contract Amount		Fair Value	on valuation

Classification	Types of contracts

			1 year or more				1 year or more

Transactions	Interest rate swap
other than	contracts:
market	Receivable floating
transactions	rate, payable fixed
	rate:	27,356	25,946	1,666	1,666	27,204	25,704	1,928	1,928
	Receivable fixed
	rate, payable floating rate:	20,810	20,400	-1,342	-1,342	19,870	18,870	-1,643	-1,643
	Receivable floating
	rate, payable floating
	rate:	6,000	6,000	-14	-14	4,000	4,000	-63	-63
	Interest rate option
	contracts:
	Cap
	Sell	8,910	8,700	69	156	9,500	9,300	26	202
		(225)	(224)			(228)	(226)
	Purchase	3,000	3,000	73	-123	3,500	3,500	25	-173
		(196)	(196)			(198)	(198)

	Total	66,076	64,046	451	342	64,074	61,374	273	251

For the fiscal year ended March 31, 2002		For the fiscal year ended March 31, 2003
(As of March 31, 2002)		(As of March 31, 2003)

1.	Calculation method of fair values:	1.	Calculation method of fair values:
(1) (2)	Interest rate swap transactions:
Fair values are estimated by discounted values of future cash flows estimated based on the interest rate as of the balance sheet date.
Interest rate option transactions:
	Fair values are estimated based on internally established models, etc. for calculation of option values.		Same as that for the fiscal year ended March 31, 2002.

2.	The transactions to which hedge accounting has been applied are excluded from the above table.	2.	Same as that for the fiscal year ended March 31, 2002.

3.	The amounts stated in the parentheses of the lower column of the “contract amounts” in the above table represent the option premiums stated in the balance sheet.	3.	Same as that for the fiscal year ended March 31, 2002.

Stock

(Millions of Yen)

		For the fiscal year ended March 31, 2002				For the fiscal year ended March 31, 2003
		(As of March 31, 2002)				(As of March 31, 2003)

					Unrealized Gain				Unrealized Gain
					/(Loss)				/(Loss)
		Contract Amount		Fair Value	on valuation	Contract Amount		Fair Value	on valuation

Classification	Types of contracts

			1 year or more				1 year or less more

Market	Stock price index
transactions	futures:
	Sales contracts:	1,158	—	1,110	48	—	—	—	—
Stock price index
option contracts:
Call
	Sales contracts:	3,050	—	7	44	—	—	—	—
		(51)	(—)			(—)	(—)
Put
	Purchase contracts:	2,700	—	42	-2	—	—	—	—
		(45)	(—)			(—)	(—)

	Total	6,908	—	1,159	90	—	—	—	—

For the fiscal year ended March 31, 2002		For the fiscal year ended March 31, 2003
(As of March 31, 2002)		(As of March 31, 2003)

1.	Calculation method of fair values: Fair values are estimated based on the closing market prices at the major markets.	Contracts to which hedge accounting has been applied are excluded from the above table.

2.	The amounts stated in the parentheses of the lower column of the “contract amounts” in the above table represent the option premiums stated in the balance sheet.

Bond and equity

(Millions of Yen)

		For the fiscal year ended March 31, 2002				For the fiscal year ended March 31, 2003
		(As of March 31, 2002)				(As of March 31, 2003)

					Unrealized Gain				Unrealized Gain
					/(Loss)				/(Loss)
		Contract Amount		Fair Value	on valuation	Contract Amount		Fair Value	on valuation

Classification	Types of contracts

			1 year or more				1 year or less more

Transactions	Bond and equity over-
other than	the-counter option
market	contracts:
transactions	Put
	Sales contracts:	7,392	—	1	16	2,953	—	—	7
		(18)	(—)			(7)	(—)

	Total	7,392	—	1	16	2,953	—	—	7

For the fiscal year ended March 31, 2002	For the fiscal year ended March 31, 2003
(As of March 31, 2002)	(As of March 31, 2003)

1. Calculation method of fair values:	1. Calculation method of fair values:

Fair values are estimated based on the internally established models, etc. for calculation of option values.	Same as that for the fiscal year ended March 31, 2002.

2. The amounts stated in the parentheses of the lower column of the “contract amounts” in the above table represent the option premiums stated in the balance sheet.	2. Same as that for the fiscal year ended March 31, 2002.

[Credit]

(Millions of Yen)

		For the fiscal year ended March 31, 2002				For the fiscal year ended March 31, 2003
		(As of March 31, 2002)				(As of March 31, 2003)

Classification	Types of contracts	Contract Amount		Fair Value	Unrealized Gain	Contract Amount		Fair Value	Unrealized Gain
			1 year or		/(Loss)		1 year or		/(Loss)
			more		on valuation		less more		on valuation

Transactions	Credit derivative
other than	contracts:
market	Sales contracts:	—	—	—	—	561,964	549,752	-7,391	-7,391
transactions	Purchase contracts	—	—	—	—	22,838	22,838	60	60

	Total	—	—	—	—	584,802	572,590	-7,330	-7,330

For the fiscal year ended March 31, 2002	For the fiscal year ended March 31, 2003
(As of March 31, 2002)	(As of March 31, 2003)

1. Calculation method of fair values:
Fair values are estimated based on major components such as prices and duration of contracts, etc. of transaction objects. Fair values of some contracts are partially estimated based on the quoted prices from the financial institutions with which the Company has transactions.

2. “Sales contracts” are underwriting contracts for credit risks and “purchase contracts” are delivery contracts for credit risks.

     Others

								(Millions of Yen)

		For the fiscal year ended March 31, 2002				For the fiscal year ended March 31, 2003
		(As of March 31, 2002)				(As of March 31, 2003)

		Contract Amount				Contract Amount

			1 year or		Unrealized		1 year or		Unrealized
Classification	Types of contracts		more	Fair Value	Gain/(Loss)		more	Fair Value	Gain/(Loss)

Transactions other than market transactions	Climate derivative contracts:
	Cap
	Sell:	8	0	15	8	16	—	20	4
		(24)	(0)			(24)	(—)
	Purchase:	5	—	14	- 2	0	—	1	0
		(16)	(—)			(0)	(—)
	Floor:
	Sell:	0	—	0	0	—	—	—	—
		(1)	(—)			(—)	(—)
	Purchase:	0	—	0	- 0	—	—	—	—
		(0)	(—)			(—)	(—)
	Color:
	Sell:	—	—	—	—	0	—	0	—
		(—)	(—)			(0)	(—)
	Swap:	—	—	—	—	0	—	—	—
		(—)	(—)			(—)	(—)
	Underwriting contracts for comprehensive risks:	—	—	614	614	—	—	70	70
	Natural disaster derivative contracts:
	Cap
	Sell:	190	60	2	5	280	160	9	4
		(7)	(2)			(14)	(9)
	Economic index derivative contracts:
	Floor:
	Sell:	0	—	7	14	0	0	3	—
		(21)	(—)			(3)	(3)

	Total	205	60	654	640	297	160	105	80

For the fiscal year ended March 31, 2002
(As of March 31, 2002)

1.	Calculation method of fair values: Fair values are estimated based on the internally established models, etc. for calculation of option values.

2.	The amounts stated in the parentheses of the lower column of the “contract amounts” in the above table represent the option premiums stated in the balance sheet.

For the fiscal year ended March 31, 2003
(As of March 31, 2003)

1.	Calculation method of fair values: Fair values are estimated based on the internally established models, etc. for calculation of option values.

With respect to underwriting contracts for comprehensive risks, fair values are estimated based on the quotes from business partners.

2.	Same as that for the fiscal year ended March 31, 2002.

Retirement Benefit

For the fiscal year ended March 31, 2002

1.	Outline of the retirement benefit plans adopted by the Company is as follows:

The parent company and some consolidated subsidiaries have established a lump-sum payment benefit plan. In addition, the parent company has established the retirement allowance scheme, welfare pension fund scheme and tax-qualified plans as the defined benefit plan for employees.

The parent company has abolished contributory and non-contributory pension plans due to the merger and has newly adopted the tax-qualified plans.

2.	Matters relating to retirement benefit obligations (as of March 31, 2002):

(Millions of Yen)
(a) Projected retirement benefit obligations	-318,187
(b) Plan assets	147,000

(c) Unfunded obligations (a)+(b)	-171,187
(d) Unrecognized actuarial losses	26,694
(e) Unrecognized prior service costs	-19,052

(f) Net retirement benefit obligation recognized in the consolidated balance sheet (c)+(d)+(e)	-163,544
(g) Prepaid pension cost	—

(h) Accrued retirement benefits (f)+(g)	-163,544

(Notes)

1.	Any substituted portion of welfare pension fund is included in the above figures.

2.	Some consolidated subsidiaries have applied for the simplified tax effect accounting method to calculate retirement benefit obligations.

3.	Matters relating to expenses for retirement benefits (from April 1, 2001 to March 31, 2002):

(Millions of Yen)
(a) Service costs Note 1	114,073
(b) Interest cost	8,776
(c) Expected return on plan assets	-5,427
(d) Amortization of actuarial losses	6,528
(e) Amortization of prior service costs	-3,228

(f) Costs for retirement benefits (a)+(b)+(c)+(d)+(e)	20,723

(Notes)

1.	The amount contributed by employees for welfare pension fund is excluded.

2.	Costs for retirement benefits of the consolidated subsidiaries which have applied for the simplified tax effect accounting method are stated in the “(a) service costs”.

4.	Matters relating to the calculation basis for retirement benefit obligations (Mitsui Sumitomo Insurance Co., Ltd.):

(a) Attribution of retirement benefit obligations:	Straight-line method
(b) Discount rates:	2.50%
(c) Expected rate of return on plan assets:	4.07%
(d) Amortization period of prior service costs:	4 years
(Prior service costs are amortized using the straight-line method over certain periods within the estimated average remaining service years of employees.)
(e) Amortization period of actuarial losses:	10 years
(Actuarial gains and losses are amortized from the next fiscal year using the straight-line method over certain periods within the estimated average remaining service years of employees.)

For the fiscal year ended March 31, 2003

1.	Outline of the retirement benefit plans adopted by the Company is as follows:

The parent company and some consolidated subsidiaries have established a lump-sum payment benefit plan. In addition, the parent company has established the retirement allowance scheme, welfare pension fund scheme and tax-qualified plans as the defined benefit plan for employees.

2.	Matters relating to retirement benefit obligations (as of March 31, 2003):

(Millions of Yen)
(a) Projected retirement benefit obligations	-358,372
(b) Plan assets	146,966

(c) Unfunded obligations (a)+(b)	-211,405
(d) Unrecognized actuarial losses	73,029
(e) Unrecognized prior service costs	-13,828

(f) Net retirement benefit obligation recognized in the consolidated balance sheet (c)+(d)+(e)	-152,203
(g) Prepaid pension cost	—

(h) Accrued retirement benefits (f)+(g)	-152,203

(Notes)

1.	Any substituted portion of welfare pension fund is included in the above figures.

2.	Some consolidated subsidiaries have applied for the simplified tax effect accounting method to calculate retirement benefit obligations.

3.	Matters relating to expenses for retirement benefits (from April 1, 2002 to March 31, 2003):

(Millions of Yen)
(a) Service costs Note 1	112,637
(b) Interest cost	7,943
(c) Expected return on plan assets	-4,410
(d) Amortization of actuarial losses	2,767
(e) Amortization of prior service costs	-5,223

(f) Costs for retirement benefits (a)+(b)+(c)+(d)+(e)	13,714

(Notes)

1.	The amount contributed by employees for welfare pension fund is excluded.

2.	Costs for retirement benefits of the consolidated subsidiaries which have applied for the simplified tax effect accounting method are stated in the “(a) service costs”.

3.	Other extraordinary losses include extra retirement pay due to the outplacement support system of ¥4,491 million.

4.	Matters relating to the calculation basis for retirement benefit obligations:

(a) Attribution of retirement benefit obligations:	Straight-line method
(b) Discount rates:	2.00%
(c) Expected rate of return on plan assets:	3.00%
(d) Amortization period of prior service costs:	4 years
(Prior service costs are amortized using the straight-line method over certain periods within the estimated average remaining service years of employees.)
(e) Amortization period of actuarial losses:	10 years
(Actuarial gains and losses are amortized from the next fiscal year using the straight-line method over certain periods within the estimated average remaining service years of employees.)

Information of Loans Receivable under Risk Control

(Millions of Yen)

	Business year ended	Business year ended	Fluctuation
	March 31, 2002	March 31, 2003
	(As of March 31, 2002)	(As of March 31, 2003)

Receivables from obligors who are under collapse of management	5,501	78	-5,422
Receivables in delay	14,743	9,561	-5,182
Receivables in arrears for three months or more	742	692	-50
Receivables to which eased loan conditions were granted	12,915	21,866	8,951
Total	33,903	32,199	-1,703
Ratio to loan balance	4.4%	4.4%	—
Loan balance (for reference)	764,426	727,462	-36,963

Note:	Each of the receivables mean as follows:
(1)	Receivables from obligors who are under collapse of management:
Receivables from obligors who are under collapse of management mean loans receivables which fall under any of the events as listed in Article 96, Section 1, Item 3 (i) through (v) or as stipulated in Article 96, Section 1, Item 4 of the Enforcement Regulations of the Corporate Income Tax Law (Government Ordinance No. 97 of 1965) among loans receivables with respect to which accrued interest is not stated because it is impossible to expect collection or payment of principal or interest due to the fact that the payment of principal or interest has not been rendered during a substantial period or for any other reasons.

(2)	Receivables in delay:
Receivables in delay mean loans receivables other than those from obligors who are under collapse of management and those with respect to which interest payment has been exempted at the discretion of the obligors for the purpose of reconstructing or assisting in obligors.

(3)	Receivables in arrears for three months or more:
Receivables in arrears for three months or more mean loans receivable concerning which payment of principal or interest is in arrears for three months or more from the day next following the stated payment date and which do not fall under receivables from obligors who are under collapse of management or receivables in arrears.

(4)	Receivables to which eased loan conditions were granted:
Receivables to which eased loan conditions were granted mean loans receivable concerning which such arrangements as will be favorable to obligors including reduction or exemption of interest, postponement of interest payment or grant of grace period for the principal, abandonment of debts or others have been made, and which do not fall under receivables from obligors who are under collapse of management, receivables in delay or receivables in arrears for three months or more.

- End -

6. [Translation in English]

June 27, 2003

To Shareholders:

Notice of Resolutions of the 86th Ordinary General Meeting of Shareholders

Dear Sirs:

     This is to notify you that the following matters were reported and resolved at the 86th Ordinary General Meeting of Shareholders held today.

Yours faithfully,

Mitsui Sumitomo Insurance Co., Ltd. (the “Company”) 27-2, Shinkawa 2-chome Chuo-ku, Tokyo
By: Hiroyuki Uemura President and Director

Particulars

Matters reported:

Business Report, Balance Sheet and Income Statement for the 86th fiscal year (from April 1, 2002 to March 31, 2003) of the Company

The contents of the above financial statements were reported.

Matters resolved:

First Item:	Approval of Proposed Appropriation of Retained Earnings for the 86th fiscal year This item was approved and resolved as originally proposed. (Dividend is ¥7.50 per share.)

Second Item:	Acquisition of treasury stock This item was approved and resolved as originally proposed.

Third Item:	Partial amendments to the Articles of Incorporation This item was approved and resolved as originally proposed. Details of amendments are as follows:

(Parts proposed to be amended are underlined.)

Before amendments	After amendments

(To be newly established)	(Request to the Company for selling shares constituting less than one unit (1 tan-gen))
Article 7.
A shareholder holding shares constituting less than one unit (1 tan-gen) of the Company (including substantial shareholder, the same shall be applied hereinafter) may request the Company to sell specified numbers of shares which shall become one unit (1 tan-gen) of shares if combined with the number of the shares constituting less than one unit (1 tan-gen) already held by such shareholder.

Article 7. (Provision intentionally omitted)	Article 8. (Same as Article 7. of the current Articles of Incorporation)

(Transfer Agent)	(Transfer Agent)
Article 8.	Article 9.
1 (Provision intentionally omitted)	1 (Same as Section 1, Article 8. of the current Articles of Incorporation)
2 (Provision intentionally omitted)	2 (Same as Section 2, Article 8. of the current Articles of Incorporation)
3 The register of shareholders (including the register of substantial shareholders; the same shall be applied hereinafter) of the Company shall be kept at the office of the transfer agent. The registration of transfer of shares, purchase of shares constituting less than one unit (1 tan-gen) and other matters concerning shares shall be handled by the transfer agent instead of by the Company	3 The register of shareholders (including the register of substantial shareholders; the same shall be applied hereinafter) and the register of lost share certificates of the Company shall be kept at the office of the transfer agent. The registration of transfer of shares, purchase of shares constituting less than one unit (1 tan-gen)and sale of shares constituting less than one unit (1 tan-gen) by the Company, and other matters concerning shares shall be handled by the transfer agent instead of by the Company.

(Share Handling Regulations)	(Share Handling Regulations)
Article 9.	Article 10.
The procedures, fees, etc. concerning registration of transfer of shares, purchase of shares constituting less than one unit (1 tan-gen) and other matters relating to the shares of the Company and the fees therefor shall be governed by the Share Handling Regulations prescribed by the Board of Directors	The procedures, fees, etc. concerning registration of transfer of shares, purchase of shares constituting less than one unit (1 tan-gen) and sale of shares constituting less than one unit (1 tan-gen) by the Company, and other matters relating to the shares of the Company and the fees therefor shall be governed by the Share Handling Regulations prescribed by the Board of Directors.

(Record Date) Article 10.	(Record Date) Article 11.
1 The Company shall regard the shareholders (including the substantial shareholders; the same shall be applied hereinafter) whose names are entered or recorded in the last shareholders’ register as of 31st March of each year as the shareholders entitled to voting rights at the ordinary general meeting of shareholders concerning the relevant business year	1 The Company shall regard the shareholders whose names are entered or recorded in the last shareholders’ register as of 31st March of each year as the shareholders entitled to voting rights at the ordinary general meeting of shareholders concerning the relevant business year.
2 (Provisions intentionally omitted)	2 (Same as Section 2 of Article 10. of the current Articles of Incorporation)

Before amendments	After amendments

Article 11. — Article 12. (Provisions intentionally omitted)	Article 12. — Article 13. (Same as Article 11. — Article 12. of the current Articles of Incorporation)

(Manner of Adopting Resolution)	(Manner of Adopting Resolution)
Article 13.	Article 14.
1 Unless otherwise prescribed by laws or ordinances, resolutions at a general meeting shall be adopted by a majority of the voting rights of the shareholders present	1 Unless otherwise prescribed by laws or ordinances or these Articles of Incorporation, resolutions at a general meeting shall be adopted by a majority of the voting rights of the shareholders present.
(To be newly established)	2 Special resolutions provided in Article 343 of the Commercial Code shall be adopted by an affirmative vote of two-thirds (2/3) or more of the voting rights of shareholders present at the general meeting of shareholders at which the quorum shall be one-third (1/3) or more of the voting rights owned by all shareholders.
2 (Provisions intentionally omitted)	3 (Same as Section 2, Article 13. of the current Articles of Incorporation)

Article 14. — Article 37. (Provisions omitted)	Article 15. — Article 38. (Same as Article 14. — Article 37. of the current Articles of Incorporation)

Supplement	Supplement
Notwithstanding the provision of Article 28, the term of office of Corporate Auditors who are in office before the close of the ordinary general meeting of shareholders held with respect to the settlement of accounts for the first settlement term after May 1st, 2002 shall expire at the close of the ordinary general meeting of shareholders held with respect to the settlement of accounts for the final settlement term ended within three (3) years following their assumption of office	Notwithstanding the provision of Article 29, the term of office of Corporate Auditors who are in office before the close of the ordinary general meeting of shareholders held with respect to the settlement of accounts for the first settlement term after May 1st, 2002 shall expire at the close of the ordinary general meeting of shareholders held with respect to the settlement of accounts for the final settlement term ended within three (3) years following their assumption of office.
This Supplement shall be deleted upon resignation of all Corporate Auditors prescribed in this Supplement	This Supplement shall be deleted upon resignation of all Corporate Auditors prescribed in this Supplement.

Fourth Item:	Comprehensive transfer of insurance policies from Mitsui Seimei General Insurance Co., Ltd. This item was approved and resolved as originally proposed. The Company will receive all insurance policies owned by Mitsui Seimei General Insurance Co., Ltd. through the comprehensive transfer from the said company as of November 1, 2003.

Fifth Item:	Election of fourteen (14) Directors With respect to this item, each of Messrs. Takeo Inokuchi, Hiroyuki Uemura, Takeshi Kurioka, Sanpei Nozaki, Yoshiaki Shin, Atsushi Watamura, Ken Ebina, Tadao Iso, Yasuo Tsutsumi, Takashi Yamashita, Susumu Uchida, Hiromi Asano, Kazuo Kodo and Katsuaki Ikeda was elected and assumed the office of Director as originally proposed.

Sixth Item:	Election of three (3) Corporate Auditors With respect to this item, each of Messrs. Yasuo Ogura, Masaki Kitano and Junichiro Tanaka was elected and assumed the office of Corporate Auditor as originally proposed.
Mr. Junichiro Tanaka is an outside Corporate Auditor prescribed in Section 1, Article 18 of the Commercial Code Special Measures Law concerning Audit, etc. of Joint-Stock Companies (Kabushiki Kaisha)

Seventh Item:	Appointment of one (1) Independent Certified Public Accountant With respect to this item, AZSA & Co. was elected and assumed the post of the Company’s certified public accountant as originally proposed.

Eighth Item:	Presentation of retirement grants to retired Directors and Corporate Auditors for their services This item was approved and resolved as originally proposed. Retirement grants to each of retired Director, Messrs. Mutsuo Hayashi, Takashi Kawahara and Takazumi Kanai, and each of retired Corporate Auditors, Messrs. Satoru Ono, Shutaro Kubo and Kenichi Kamiya, be paid in appreciation of their valuable services to the Company during their respective terms of the office within reasonable amounts based on the specified standards of the Company; and that determination of the amounts, the date of presentation and the procedures therefor be entrusted to the Board of Directors in the case of retired Directors and entrusted to the determination among Corporate Auditors in the case of retired Corporate Auditors.

- End -

New Executive Officers System (As of June 27, 2003):

Takeo Inokuchi	Chairman & Director Co-Chief Executive Officer	Tsutomu Nagamasa	Executive Officer

Hiroyuki Uemura	President & Director Co-Chief Executive Officer	Kumio Ohisa	Executive Officer

Takeshi Kurioka	Senior Managing Director Senior Executive Officer	Minoru Shoda	Executive Officer

Norio Kobayashi	Senior Executive Officer	Norio Misaka	Executive Officer

Sanpei Nozaki	Senior Managing Director Senior Executive Officer	Kazuo Araya	Executive Officer

Yoshiaki Shin	Senior Managing Director Senior Executive Officer	Koichi Kubota	Executive Officer

Hideaki Aida	Senior Executive Officer	Ichiro Iijima	Executive Officer

Atsushi Watamura	Managing Director Managing Executive Officer	Shunji Abo	Executive Officer

Kenichi Enami	Managing Executive Officer	Kazuo Kondo	Director Executive Officer

Ken Ebina	Managing Director Managing Executive Officer	Hitoshi Matsuno	Executive Officer

Yoshihiko Mikuni	Managing Executive Officer	Hiroaki Shiraki	Executive Officer

Tadao Iso	Managing Director Managing Executive Officer	Isamu Endo	Executive Officer

Tetsuo Kondo	Managing Executive Officer	Yoshio Iijima	Executive Officer

Kazuo Yamada	Managing Executive Officer	Katsuaki Ikeda	Director Executive Officer

Yasuo Tsutsumi	Managing Director Managing Executive Officer	Hisao Mitsubori	Executive Officer

Takashi Yamashita	Managing Director Managing Executive Officer	Hideharu Nishida	Executive Officer

Susumu Uchida	Managing Director Managing Executive Officer	Kazuho Tanaka	Standing Corporate Auditor (Full-time)

Nobuyuki Hidaka	Managing Executive Officer	Yuji Nishiyama	Standing Corporate Auditor

Toshiaki Egashira	Managing Executive Officer	Yasuo Ogura	(Full-time) Standing Corporate Auditor

Koji Yoshida	Executive Officer	Masaki Kitano	(Full-time) Standing Corporate Auditor

Toshihiro Nakagawa	Executive Officer	Akira Nishioka	(Full-time) Corporate Auditor

Hiromi Asano	Director Executive Officer	Junichiro Tanaka	Corporate Auditor

The Payment of the Dividend

     The Company shall pay a dividend of ¥7.50 per share for the 86th fiscal year, and you are cordially requested to receive it as follows:

1.	In the case of a designation of transfer to a bank account If you have designated a bank account transfer of a dividend, both the “Statement of Dividends to Shareholders” and the “With Respect to the Bank Account that Dividends will be Paid” are enclosed herewith and thus please confirm them.

2.	In the case of no designation of transfer to a bank account

(1)	If you have not designated a bank account transfer of a dividend, the “Notice of Payment by Postal Transfer” is enclosed herewith. Please confirm the statement on the reverse side of the notice and receive the dividend within the payment period (from June 30, 2003 to July 31, 2003) at the nearest post office.

(2)	The amount of the “Notice of Payment by Postal Transfer” is limited to ¥300,000 or less per notice by law. In the event that the dividend which you will receive is more than ¥300,000, please accept more than one copy of the “Notice of Payment by Postal Transfer” enclosed herewith.

(3)	With respect to a dividend to shareholders hereinafter, if you request to receive it by transfer to a bank account instead of by the “Notice of Payment by Postal Transfer”, please follow the necessary procedures by filling the required form to designate the transfer of dividend.

Pursuant to the “Law regarding the Partial Amendments to the Commercial Code, etc. of Japan” (Law No. 44, 2002) and the resolution of the 86th Ordinary General Meeting of Shareholders, a shareholder holding shares constituting less than one unit (1 tan-gen) (shares constituting less than 1,000 shares) of the Company may request the Company to sell specified numbers of shares which shall become one unit (1 tan-gen) of shares if combined with the number of the shares constituting less than one unit (1 tan-gen) already held by such shareholder. Any inquiries as to the procedures for the request stated above should be made to The Sumitomo Trust and Banking Co., Ltd., a transfer agent of the Company. In the event that the Central Securities Custody and Book-Entry Transfer System is utilized, please contact the securities company with which you have transacted.

Transfer Agent:	Nikko-cho 1-10, Fuchu-shi, Tokyo 183-8701, Japan

Contact Address:	Stock Transfer Agency Dept. The Sumitomo Trust and Banking Co., Ltd.

Free Dial:	0120-176-417

Publication of Balance Sheet and Statement of Income on the Homepage

     The Company hereby announces that pursuant to the provisions of Section 3, Article 16 of the “Law Concerning Special Exceptions to the Commercial Code Concerning Audit, etc. of Joint-Stock Companies (Kabushiki Kaisha)” and the resolution of the meeting of the Board of Directors held on May 19, 2003, it has determined to make the balance sheet and statement of income available online on its homepage on the Internet instead of providing public notice for the settlement of accounts by publication in Nihon Keizai Shimbun. The homepage URL is as follows.

http://www.ms-ins.com/ir/bs_pl/index.html